Form 10-K, Exhibit 13
period 1994-08-27
UNIFIRST CORP
filed 1994-11-23
CIK 717954

                                                                     EXHIBIT 13


Management's Discussion and Analysis of Financial Condition and Results of Operations

UniFirst Corporation and Subsidiaries


Fiscal 1994 Compared with Fiscal 1993

In 1994 revenues increased $30.3 million or 10.5% over 1993. This increase can be attributed to internal growth and modest price increases (9.2%) and acquisitions (1.3%).

Income from operations increased to $32.5 million in 1994 from $30.7 million in 1993. As a percent of revenues, income from operations decreased to 10.2% in 1994 from 10.7% in 1993. The primary reasons for the decrease are unfavorable comparative contribution results from the nuclear garment decontamination business, start-up costs associated with a new emblem image process for our customers and higher uniform merchandise costs in 1994.

During 1994, net interest expense (interest expense less interest income) was $2.5 million as compared to $2.7 million in 1993. The decrease is primarily attributable to lower average interest rates in fiscal 1994.

The Company's provision for income taxes was 37.0% for both years. Although the rates were the same for both years, in 1994 the favorable impact of a new corporate-owned life insurance program was offset by higher state income taxes.


Fiscal 1993 Compared with Fiscal 1992

In 1993 revenues increased $19.5 million or 7.3% over 1992. This increase was generated primarily by internal growth and modest price increases.

Income from operations increased to $30.7 million in 1993 from $26.0 million in 1992. As a percent of revenues, income from operations increased to 10.7% in 1993 from 9.7% in 1992. The primary reasons for the increase are the result of improved margin performances in 1993 from the core rental businesses and a $1.2 million (.4%) charge to operations in 1992 for the closing of the Company's Pembroke, Ontario manufacturing plant.

During 1993, net interest expense (interest expense less interest income) was $2.7 million as compared to $4.1 million in 1992. The decrease is attributable to repayment of debt and lower interest rates in 1993.

The Company's provision for income taxes was 37.0% in 1993 and 34.5% in 1992. The increase is due primarily to an increase in the statutory federal income tax rate and higher state income taxes in 1993.

Liquidity and Capital Resources

The Company's balance sheet continued to strenghten in 1994. Net cash provided by operating activities was $28.1 million in 1994 and totaled $98.7 million for the three years ended August 27, 1994. These cash flows were used to fund $61.5 million in capital expenditures to expand and update Company facilities. Additionally, $19.6 million was used for acquisitions during this three year period.

Shareholders' equity as a percent of total capital has increased from 67.1% at August 31, 1991 to 78.2% at August 27, 1994, indicating the significant improvement in the overall strength of the Company's balance sheet.

The Company had $4.1 million in cash and cash equivalents as well as a line of credit to borrow an additional $31.1 million as of August 27, 1994. The Company believes its ability to generate cash from operations will adequately cover its foreseeable capital requirements.

Effects of Inflation

Inflation has had the effect of increasing the reported amounts of the Company's revenues and costs. The Company uses the last-in, first-out (LIFO) method to value a significant portion of inventories. This method tends to reduce the amount of income due to inflation included in the Company's results of operations. The Company believes that, through increases in its prices, it has been able to recover increases in costs and expenses attributable to inflation.

Ten-Year Financial Summary
UniFirst Corporation and Subsidiaries


Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)            1994     1993     1992     1991     1990     1989     1988     1987     1986     1985
- - -------------------------------------------------------------------------------------------------------------------------
Summary of Operations

Revenues                        $318,039 $287,728 $268,190 $250,432 $226,682 $212,731 $196,296 $159,900 $114,235 $104,780
Income from
 operations, before
 depreciation and
 amortization                     50,369   47,199   42,010   38,562   38,749   35,768   32,207   28,161   21,425   15,734
Depreciation and
 amortization                     17,912   16,454   15,999   14,229   12,422   12,309   12,298   10,494    5,890    4,550
Income from
 operations                       32,457   30,745   26,011   24,333   26,327   23,459   19,909   17,667   15,535   11,184
Interest expense
 (income), net                     2,513    2,669    4,098    4,320    3,513    4,880    5,965    4,622      225      310
Other income                        --       --       --       --       --       --       --      1,300     --       --
Provision for
 income taxes                     11,073   10,387    7,570    6,803    8,516    6,968    5,289    6,530    6,990    4,314
Income before extra-
 ordinary item and
 accounting change                18,871   17,689   14,343   13,210   14,298   11,611    8,655    7,815    8,320    6,082
Convertible debt
 retirement                         --       --     (2,620)    --       --       --       --       --       --       --
Accounting change                   --       --      1,200     --       --       --       --       --       --       --
Net income                        18,871   17,689   12,923   13,210   14,298   11,611    8,655    7,815    8,320    6,082
- - -------------------------------------------------------------------------------------------------------------------------

Financial Position at Year End

Total assets                    $250,160 $219,064 $212,097 $204,398 $189,411 $172,389 $171,010 $166,304  $97,145  $73,695
Long-term obligations and
 convertible subordinated debt    41,602   32,231   47,641   52,032   53,134   53,735   66,476   69,505   22,209    7,926
Shareholders' equity             149,472  132,723  117,329  105,888   93,739   80,249   69,127   60,681   53,637   46,325
- - -------------------------------------------------------------------------------------------------------------------------

Financial Ratios

Income before extra-
 ordinary item and
 accounting change
 as a % of revenues                 5.9%     6.1%     5.3%     5.3%     6.3%     5.5%     4.4%     4.9%     7.3%     5.8%
Return on average
  shareholders' equity             13.4%    14.1%    12.9%    13.2%    16.4%    15.6%    13.3%    13.7%    16.6%    15.0%
- - -------------------------------------------------------------------------------------------------------------------------

Per Share Data

Weighted average number
 of shares outstanding            20,506   20,453   20,451   20,426   20,431   20,353   20,168   20,158   20,158   20,158

Revenues                          $15.51   $14.07   $13.11   $12.26   $11.09   $10.45    $9.73    $7.93    $5.67    $5.20
Income from
 operations, before
 depreciation and
 amortization                       2.46     2.31     2.05     1.89     1.90     1.76     1.60     1.40     1.07     0.78
Income before extra-
 ordinary item and
 accounting change
  Primary                           0.92     0.86     0.70     0.65     0.70     0.57     0.43     0.39     0.42     0.31
  Fully diluted                     0.92     0.86     0.67     0.63     0.67     0.56     0.43     0.39      --       --
Net income
  Primary                           0.92     0.86     0.63     0.65     0.70     0.57     0.43     0.39     0.42     0.31
  Fully diluted                     0.92     0.86     0.61     0.63     0.67     0.56     0.43     0.39     --       --
Shareholders' equity                7.29     6.49     5.74     5.18     4.59     3.94     3.43     3.01     2.66     2.30
Dividends
 Common stock                        .10      .10      .06      .06      .06      .05      .05      .05      .05      .05
 Class B common stock                .08      .04      --       --       --       --       --       --       --       --
- - -------------------------------------------------------------------------------------------------------------------------

        Per share amounts for all years have been restated to reflect a 2 for 1 stock split declared by the Board of Directors on November 18, 1993.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries


                                                                                August 27,      August 28,
                                                                                      1994            1993
- - ----------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                   $  4,120,000    $  3,656,000
  Receivables, less reserves of $582,000 in 1994 and $440,000 in 1993           30,044,000      24,849,000
  Inventories                                                                   15,409,000      11,536,000
  Rental merchandise in service                                                 30,577,000      26,565,000
  Prepaid expenses                                                                 109,000         115,000
- - ----------------------------------------------------------------------------------------------------------
           Total current assets                                                 80,259,000      66,721,000
- - ----------------------------------------------------------------------------------------------------------
Property and equipment:
  Land, buildings and leasehold improvements                                   101,374,000      93,347,000
  Machinery and equipment                                                       99,955,000      86,165,000
  Motor vehicles                                                                26,237,000      21,899,000
- - ----------------------------------------------------------------------------------------------------------
                                                                               227,566,000     201,411,000
  Less - accumulated depreciation                                               89,554,000      75,617,000
- - ----------------------------------------------------------------------------------------------------------
                                                                               138,012,000     125,794,000
- - ----------------------------------------------------------------------------------------------------------
Other assets                                                                    31,889,000      26,549,000
- - ----------------------------------------------------------------------------------------------------------
                                                                              $250,160,000    $219,064,000
==========================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term obligations                                 $  6,874,000    $  6,055,000
  Notes payable                                                                    448,000         177,000
  Accounts payable                                                              12,246,000      10,624,000
  Accrued liabilities                                                           27,265,000      25,225,000
  Accrued and deferred income taxes                                              5,469,000       5,399,000
- - ----------------------------------------------------------------------------------------------------------
           Total current liabilities                                            52,302,000      47,480,000
- - ----------------------------------------------------------------------------------------------------------
Long-term obligations, net of current maturities                                34,728,000      26,176,000
Deferred income taxes                                                           13,658,000      12,685,000
- - ----------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares authorized; none issued            --             --
  Common stock, $.10 par value; 30,000,000 shares authorized; issued and
       outstanding 7,884,644 shares in 1994 and 7,873,854 shares in 1993           788,000         787,000
  Class B Common stock, $.10 par value; 20,000,000 shares authorized; issued
       and outstanding 12,625,964 shares in 1994 and 12,627,954 in 1993          1,263,000       1,263,000
  Capital surplus                                                                7,042,000       7,008,000
  Retained earnings                                                            140,866,000     123,793,000
  Cumulative translation adjustment                                               (487,000)       (128,000)
- - ----------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                           149,472,000     132,723,000
- - ----------------------------------------------------------------------------------------------------------
                                                                              $250,160,000    $219,064,000
==========================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries


Year Ended                                                                August 27,    August 28,    August 29,
                                                                                1994          1993          1992
- - ----------------------------------------------------------------------------------------------------------------
Revenues                                                                $318,039,000  $287,728,000  $268,190,000
- - ----------------------------------------------------------------------------------------------------------------
Cost and expenses:
  Operating costs                                                        196,511,000   173,772,000   163,021,000
  Selling and administrative expenses                                     71,159,000    66,757,000    63,159,000
  Depreciation and amortization                                           17,912,000    16,454,000    15,999,000
- - ----------------------------------------------------------------------------------------------------------------
                                                                         285,582,000   256,983,000   242,179,000
- - ----------------------------------------------------------------------------------------------------------------

Income from operations                                                    32,457,000    30,745,000    26,011,000
- - ----------------------------------------------------------------------------------------------------------------
Interest expense (income):
  Interest expense                                                         2,726,000     2,889,000     4,331,000
  Interest income                                                           (213,000)     (220,000)     (233,000)
- - ----------------------------------------------------------------------------------------------------------------
                                                                           2,513,000     2,669,000     4,098,000
- - ----------------------------------------------------------------------------------------------------------------

Income before income taxes, extraordinary item and accounting change      29,944,000    28,076,000    21,913,000
Provision for income taxes                                                11,073,000    10,387,000     7,570,000
- - ----------------------------------------------------------------------------------------------------------------

Income before extraordinary item and accounting change                    18,871,000    17,689,000    14,343,000
Convertible debt retirement, net of tax                                           --            --    (2,620,000)
Deferred income taxes accounting change                                           --            --     1,200,000
- - ----------------------------------------------------------------------------------------------------------------
Net income                                                              $ 18,871,000  $ 17,689,000  $ 12,923,000
================================================================================================================

Weighted average number of shares outstanding:
  Primary                                                                 20,505,837    20,453,414    20,450,624
  Fully diluted                                                           20,505,837    20,453,414    22,274,192
================================================================================================================

Per share - Primary:
  Income before extraordinary item and accounting change                       $0.92         $0.86         $0.70
  Convertible debt retirement, net of tax                                         --            --         (0.13)
  Deferred income taxes accounting change                                         --            --          0.06
- - ----------------------------------------------------------------------------------------------------------------
  Net income                                                                   $0.92         $0.86         $0.63
================================================================================================================

Per share - Fully diluted:
  Income before extraordinary item and accounting change                       $0.92         $0.86         $0.67
  Convertible debt retirement, net of tax                                         --            --         (0.12)
  Deferred income taxes accounting change                                         --            --          0.06
- - ----------------------------------------------------------------------------------------------------------------
  Net income                                                                   $0.92         $0.86         $0.61
================================================================================================================

Dividends per share:
  Common stock                                                                 $0.10         $0.10         $0.06
  Class B common stock                                                         $0.08         $0.04            --
=================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries


                                               Class B                    Class B
                                   Common       Common        Common       Common      Capital     Retained  Translation
                                   Shares       Shares         Stock        Stock      Surplus     Earnings   Adjustment
- - ------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1991       20,341,008           --    $2,034,000           --   $6,199,000  $ 96,323,000  $1,332,000
Net income                             --           --            --           --           --    12,923,000          --
Dividends                              --           --            --           --           --    (1,222,000)         --
Stock options exercised            34,000           --         4,000           --      214,000            --          --
Translation adjustment                 --           --            --           --           --            --    (478,000)
- - ------------------------------------------------------------------------------------------------------------------------
Balance, August 29, 1992       20,375,008           --     2,038,000           --    6,413,000   108,024,000     854,000
Net income                             --           --            --           --           --    17,689,000          --
Dividends                              --           --            --           --           --    (1,920,000)         --
Stock options exercised           126,800           --        12,000           --      595,000            --          --
Exchange offer                (12,627,954)  12,627,954    (1,263,000)  $1,263,000           --            --          --
Translation adjustment                 --           --            --           --           --            --    (982,000)
- - ------------------------------------------------------------------------------------------------------------------------
Balance, August 28, 1993        7,873,854   12,627,954       787,000    1,263,000    7,008,000   123,793,000    (128,000)
Net income                             --           --            --           --           --    18,871,000          --
Dividends                              --           --            --           --           --    (1,798,000)         --
Stock options exercised             8,800           --         1,000           --       34,000            --          --
Shares converted                    1,990       (1,990)           --           --           --            --          --
Translation adjustment                 --           --            --           --           --            --    (359,000)
- - ------------------------------------------------------------------------------------------------------------------------
Balance, August 27, 1994        7,884,644   12,625,964    $  788,000   $1,263,000   $7,042,000  $140,866,000  $ (487,000)
========================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended                                                       August 27,     August 28,       August 29,
                                                                       1994           1993             1992
- - -----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                     $ 18,871,000    $ 17,689,000    $ 12,923,000
  Adjustments:
  Convertible debt retirement, net of tax                                --              --       2,620,000
  Depreciation                                                   15,038,000      13,598,000      12,594,000
  Amortization of other assets                                    2,874,000       2,856,000       3,405,000
  Receivables                                                    (5,246,000)     (2,558,000)     (2,572,000)
  Inventories                                                    (3,904,000)        726,000       1,059,000
  Rental merchandise in service                                  (4,061,000)     (2,927,000)        114,000
  Prepaid expenses                                                    6,000          62,000         576,000
  Accounts payable                                                1,417,000       1,965,000      (1,235,000)
  Accrued liabilities                                             2,075,000       8,000,000       3,920,000
  Accrued and deferred income taxes                                  82,000      (1,677,000)     (2,134,000)
  Deferred income taxes                                             987,000         (42,000)      1,622,000
- - -----------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                      28,139,000      37,692,000      32,892,000
- - -----------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Acquisition of businesses, net of working capital acquired       (9,815,000)     (1,124,000)     (8,648,000)
Capital expenditures                                            (24,730,000)    (19,328,000)    (17,396,000)
Other assets, net                                                (1,016,000)        604,000      (1,018,000)
- - -----------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                         (35,561,000)    (19,848,000)    (27,062,000)
- - -----------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Convertible debt retirement and prepayment premium                       --              --     (24,000,000)
Proceeds from debt financing                                             --              --      20,874,000
Increase (reduction) in debt                                      9,649,000     (16,151,000)     (5,195,000)
Proceeds from exercise of stock options                              35,000         607,000         218,000
Cash dividends paid or payable                                   (1,798,000)     (1,920,000)     (1,222,000)
- - -----------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities             7,886,000     (17,464,000)     (9,325,000)
- - -----------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                464,000         380,000      (3,495,000)
Cash and cash equivalents at beginning of year                    3,656,000       3,276,000       6,771,000
- - -----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  4,120,000    $  3,656,000    $  3,276,000
============================================================================================================

Supplemental disclosure of cash flow information:
Interest paid                                                  $  2,775,000    $  2,959,000    $  4,446,000
Income taxes paid                                              $ 10,030,000    $ 12,168,000    $  6,914,000
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Other
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation. The Company recognizes revenues when the actual services are provided to customers.

Inventories
Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Inventory valued on the LIFO method approximates $12,257,000 and $8,492,000 at August 27, 1994 and August 28, 1993, respectively. The remaining inventories are priced at the lower of first-in, first-out (FIFO) cost or market. Had the Company used the FIFO accounting method, inventories would have been approximately $816,000 and $776,000 higher at August 27, 1994 and August 28, 1993, respectively.

Rental Merchandise in Service
Rental merchandise in service, stated at cost less amortization, is being amortized on a straight-line basis over the estimated service lives (primarily 12 months) of the merchandise.

Property and Equipment
The Company provides for depreciation on the straight-line method based upon the following estimated useful lives:

        Buildings                  30-40 years
        Leasehold improvements   Term of lease
        Machinery and equipment     3-10 years
        Motor vehicles               3-7 years

Other Assets
Covenants are amortized over the terms of the respective non-competition agreements, which range from five to fifteen years. Customer contracts are amortized over periods of up to seventeen years. Goodwill is amortized over periods of up to forty years.

Net Income Per Common Share
Net income per common share is calculated on a primary basis using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include the number of shares issuable under the Company's stock option plan. Prior to the convertible debt retirement in the fourth quarter of 1992, net income per share on a fully diluted basis also assumed the conversion of the Company's convertible subordinated debt and the elimination of the related interest expense, net of tax.

Cash Flow Disclosures
Cash and cash equivalents include cash in banks and bank short-term repurchase agreements with maturities of less than ninety days.


2.  ACQUISITIONS

During fiscal 1994, the Company acquired three industrial laundry businesses for cash and notes amounting to $9,815,000. During fiscal 1993, the Company acquired an industrial laundry business for $1,124,000. These acquisitions have been accounted for as purchases and, accordingly, have been included on the Company's consolidated statements of income since their respective acquisition dates.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


3.  INCOME TAXES

The provision for income taxes consists of the following:

Year ended             August 27,     August 28,     August 29,
                             1994           1993           1992
- - ---------------------------------------------------------------
Current:
Federal and Canada    $ 8,479,000    $10,896,000     $6,464,000
State                   1,609,000      2,322,000        403,000
- - ---------------------------------------------------------------
                       10,088,000     13,218,000      6,867,000
- - ---------------------------------------------------------------
Deferred:
Federal and Canada        828,000     (1,799,000)       534,000
State                     157,000     (1,032,000)       169,000
- - ---------------------------------------------------------------
                          985,000     (2,831,000)       703,000
- - ---------------------------------------------------------------
                      $11,073,000    $10,387,000     $7,570,000
===============================================================


Deferred income taxes, resulting from timing differences between financial and taxable income, consist of the following:


Year ended                             August 27,     August 28,       August 29,
                                             1994           1993             1992
- - ---------------------------------------------------------------------------------
Rental merchandise in service          $1,743,000     $ 1,150,000      $  (95,000)
Tax in excess of book depreciation        757,000         732,000       1,001,000
Accruals and other                     (1,515,000)     (4,713,000)       (203,000)
- - ---------------------------------------------------------------------------------
                                       $  985,000     $(2,831,000)     $  703,000
- - ---------------------------------------------------------------------------------


The following table reconciles the statutory federal income tax rate to the effective overall income tax rate:


Year ended                                          August 27,    August 28,      August 29,
                                                          1994          1993            1992
- - ---------------------------------------------------------------------------------------------
Statutory federal income tax rate                         35.0%         34.7%           34.0%
Increase (decrease) from statutory rate resulting from:
   Puerto Rico exempt income                              (1.9)         (1.7)           (1.5)
   Corporate-Owned Life Insurance                         (1.2)           --              --
   State income taxes                                      3.5           2.7             1.6
   Canadian income taxes                                   0.4           0.6             0.2
   Federal income tax rate change on
     cumulative temporary differences                       --           1.5              --
   Other                                                   1.2          (0.8)            0.2
- - ---------------------------------------------------------------------------------------------
                                                          37.0%         37.0%           34.5%
=============================================================================================

Notes to Consolidated Financial Statements
Unfirst Corporation and Subsidiaries

3.  INCOME TAXES (continued)

The Company has negotiated a tax exemption grant for its Puerto Rico subsidiary under which the subsidiary is tax-exempt on 90% of its income through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

During the second quarter of fiscal 1992 the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", retroactive to September 1, 1991. The cumulative effect of this change was an increase to net income of $1,200,000. The Company has elected not to restate prior years' financial statements for the effects of this change.

The tax effect of items giving rise to the Company's deferred tax liabilities are as follows:

                                                August 27,     August 28,     August 29,
                                                      1994           1993           1992
- - ----------------------------------------------------------------------------------------
Rental merchandise in service                  $12,274,000    $10,766,000    $ 9,657,000
Tax in excess of book depreciation              12,494,000     11,887,000     12,742,000
Accruals and other                              (5,654,000)    (5,450,000)    (1,201,000)
- - ----------------------------------------------------------------------------------------
                                               $19,114,000    $17,203,000    $21,198,000
========================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


4.  LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are shown in the following table:
                                                                         August 27,      August 28,
                                                                               1994            1993
- - ---------------------------------------------------------------------------------------------------
Revolving credit agreement with two banks, interest rates of 5.25%
 and 3.5% at August 27, 1994 and August 28, 1993 respectively           $18,925,000     $11,150,000

Unsecured notes payable to an insurance company, average
 interest rate of 9.0%, payments of $3,000,000 due semi-annually
 thru February, 1997                                                     15,000,000      21,000,000

Notes payable, interest from 7.0% - 7.25%, payable in various
 installments thru 2004                                                   4,286,000              --

Restrictive covenants and other, payable in various installments
 thru 2002                                                                3,391,000          81,000
- - ---------------------------------------------------------------------------------------------------
                                                                         41,602,000      32,231,000
- - ---------------------------------------------------------------------------------------------------
Less - current maturities                                                 6,874,000       6,055,000
- - ---------------------------------------------------------------------------------------------------
                                                                        $34,728,000     $26,176,000
===================================================================================================

Aggregate current maturities of long-term obligations for each of the next five years are $6,874,000, $6,700,000, $22,640,000, $731,000 and $749,000
respectively. At August 27, 1994 and August 28, 1993, the fair value of the Company's outstanding debt approximates its carrying value.

The Company's revolving credit agreement runs through 1997. As of August 27, 1994, the maximum line of credit was $50,000,000.

In 1993 the Company entered into an interest rate swap agreement with a bank, notional amount $10,000,000, maturing October 31, 1994. The Company pays a fixed rate of 4.9% and receives a variable rate tied to the LIBOR rate. As of August 27, 1994 the variable rate was 4.8125%.

On June 3, 1992 the Company exercised its option to retire $20,000,000 in outstanding convertible debt and paid a prepayment premium. This amount, $2,620,000, net of tax, was recorded as an extraordinary item.

Certain of the long-term obligations contain among other things, provisions regarding net worth, working capital and dividends. Under the most restrictive of these provisions, the Company is required to maintain minimum consolidated tangible net worth of $96,347,000 as of August 27, 1994. Additionally, retained earnings available for the payment of dividends was $98,424,000 at August 27, 1994. Certain notes payable arising from acquisitions are secured by assets of the acquired company.


5.  EMPLOYEE BENEFIT PLANS

The Company has combined 401(k) and profit sharing plans for all eligible employees not under collective bargaining agreements. The amount of the Company's contribution is determined at the discretion of the Company. Contributions charged to income under the plan were $3,200,000 in 1994, $3,000,000 in 1993, and $2,800,000 in 1992.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $176,000 in 1994, $280,000 in 1993, and $208,000 in 1992. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

6.  OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are shown in the following table:

                                                  August 27,      August 28,
                                                        1994            1993
- - ----------------------------------------------------------------------------
Customer contracts, covenants and other
assets arising from acquisitions                 $19,705,000     $17,624,000
Goodwill                                          10,308,000       7,622,000
Other                                              1,876,000       1,303,000
- - ----------------------------------------------------------------------------
                                                 $31,889,000     $26,549,000
============================================================================

7.  ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are shown in the following table:

                                                 August 27,      August 28,
                                                       1994            1993
- - ---------------------------------------------------------------------------
Insurance                                       $11,457,000     $10,146,000
Payroll related                                  10,236,000       9,674,000
Other                                             5,572,000       5,405,000
- - ---------------------------------------------------------------------------
                                                $27,265,000     $25,225,000
===========================================================================

8.  COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company leases certain buildings from independent parties. Total rent expense on all leases was $1,581,000 in 1994, $1,637,000 in 1993 and $1,711,000
in 1992.

Annual minimum lease commitments for all years subsequent to August 27, 1994 are $1,401,000 in 1995, $930,000 in 1996, $602,000 in 1997, $428,000 in 1998 and
$242,000 in 1999.

Contingencies
The Company and its subsidiaries are subject to legal proceedings and claims arising from the conduct of their business operations, including personal injury, customer contract, employment claims and environmental matters. In the opinion of management, such proceedings and claims are not likely to result in losses which would have a material adverse effect upon the Company.

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of approximately $12,695,000 and $14,952,000 outstanding as of August 27, 1994 and August 28, 1993, respectively.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

9.  COMMON STOCK OPTIONS

The Company had adopted an incentive stock option plan in April, 1983 and reserved 800,000 shares of common stock for issue under the plan. Options granted under the plan were at a price of not less than 100% of the fair market value on the date of grant and expired ten years after the grant date. Options for 250,000 shares at $3.50 per share and 168,000 shares at $3.64 per share were granted in 1983 and 1984, respectively. During 1993 the plan expired.

10.  SHAREHOLDERS' EQUITY

On November 18, 1993 the Company's Board of Directors declared a two-for-one stock split, to be effected in the form of a stock dividend, on the Company's Common Stock and Class B Common Stock. The stock dividend was paid on January 19, 1994 to shareholders of record on January 5, 1994. All references to average number of shares outstanding and per share data in these financial statements reflect the effect of the two-for-one split.

During 1993 the Company's shareholders voted to amend its Articles of Organization to increase the number of authorized common shares from 20,000,000 to 30,000,000, and to authorize a new Class B common stock with 20,000,000 authorized shares. The offer to exchange, on a share-for-share basis, shares of Class B common stock for shares of common stock resulted in 12,627,954 shares of common stock being exchanged for shares of Class B common stock.

The significant attributes of each type of stock are as follows:

Common stock -- Each share is entitled to one vote and is freely transferable. Each share of common stock is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B common stock.


Class B common stock -- Each share is entitled to ten votes and can be converted to common stock on a share-for-share basis. Until converted to common stock, however, Class B shares are not freely transferable. Substantially all shares of Class B common stock are held by officers of the Company.

Report of Independent Public Accountants


To the Board of Directors and Shareholders of UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 27, 1994 and August 28, 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 27, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries as of August 27, 1994 and August 28, 1993 and the results of their operations and their cash flows for each of the three years in the period ended August 27, 1994, in conformity with generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, effective September 1, 1991, the Company changed its method of accounting for income taxes.




ARTHUR ANDERSEN LLP


Boston, Massachusetts
November 1, 1994

Quarterly Financial Data (Unaudited)
UniFirst Corporation and Subsidiaries


The following is a summary of the results of operations for each of the quarters within the years ended August 27, 1994 and August 28, 1993.

(In thousands, except per share data)
                                          First      Second      Third       Fourth
1994                                    Quarter     Quarter     Quarter     Quarter
- - -----------------------------------------------------------------------------------
Revenues                                $78,107     $76,094     $83,106     $80,732
Income before income taxes                9,114       6,089       7,571       7,170
Net income                                5,742       3,836       4,770       4,523

Weighted average shares outstanding      20,509      20,509      20,509      20,511
Net income per share                      $0.28       $0.19       $0.23       $0.22
===================================================================================

                                          First      Second       Third      Fourth
1993                                    Quarter     Quarter     Quarter     Quarter
- - -----------------------------------------------------------------------------------
Revenues                                $71,708     $69,637     $74,238     $72,145
Income before income taxes                7,617       5,271       7,861       7,327
Net income                                4,951       3,426       5,110       4,202

Weighted average shares outstanding      20,458      20,442      20,494      20,508
Net income per share                      $0.24       $0.17       $0.25       $0.20
===================================================================================

Common Stock Prices and Dividends Per Share
For the Years Ended August 27, 1994 and August 28, 1993

                                     Price Per Share     Dividends Per Share
                                                        Class B
1994                                High       Low   Common Stock Common Stock
- - ------------------------------------------------------------------------------
First Quarter                     $17 1/4     $15 3/8      $0.020      $0.025
Second Quarter                     17 3/8      15 1/4       0.020       0.025
Third Quarter                      17          14 1/8       0.020       0.025
Fourth Quarter                     16 3/8      11 5/8       0.020       0.025
==============================================================================

                                     Price Per Share     Dividends Per Share
                                                        Class B
1993                                High       Low   Common Stock Common Stock
- - ------------------------------------------------------------------------------
First Quarter                     $12 7/8     $11 1/8          --      $0.025
Second Quarter                     14 3/4      12 1/4          --       0.025
Third Quarter                      14 3/4      13 3/8      $0.020       0.025
Fourth Quarter                     16 3/4      13 1/4       0.020       0.025
==============================================================================

The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of November 1, 1994 were 207 and 22 respectively.