Form 10-K405, Exhibit 13
period 1995-08-26
UNIFIRST CORP
filed 1995-11-22
CIK 717954

                                                                     Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations
UniFirst Corporation and Subsidiaries


Fiscal 1995 Compared with Fiscal 1994

In 1995 revenues increased $37.0 million or 11.6% over 1994. This increase can be attributed to acquisitions (2.3%), price increases (1.0%) and growth from existing operations (8.3%).

Income from operations increased to $34.5 million in 1995 from $32.5 million in 1994. As a percent of revenues, income from operations decreased to 9.7% in 1995 from 10.2% in 1994. The primary reason for the decrease is the impact of higher uniform merchandise costs, which as a percent of revenues increased .8% over the prior year. This increase is due to additional new garments placed in service for new customers as well as higher replacement costs for existing customers. The Company also experienced comparatively higher expenses in the operation of its distribution centers and in the corporate-owned life insurance program costs, offset in part by improvements in employee related costs, primarily health insurance. Also, depreciation expense as a percent of revenues improved
 .2% compared to the prior year, and the Company's operating margins in Canada and in the nuclear garment services business showed improvement.

During 1995, net interest expense (interest expense less interest income) was $2.8 million as compared to $2.5 million in 1994. The increase is attributable to higher average debt levels during fiscal 1995.

The Company's provision for income taxes was 35.0% in 1995 and 37.0% in 1994. The decrease is due primarily to the favorable impact of a corporate-owned life insurance program.


Fiscal 1994 Compared with Fiscal 1993

In 1994 revenues increased $30.3 million or 10.5% over 1993. This increase can be attributed to acquisitions (1.3%), price increases (1.0%) and growth from existing operations (8.2%).

Income from operations increased to $32.5 million in 1994 from $30.7 million in 1993. As a percent of revenues, income from operations decreased to 10.2% in 1994 from 10.7% in 1993. The primary reasons for the decrease were unfavorable comparative contribution results from the nuclear garment decontamination business, start-up costs associated with a new emblem image process for our customers and higher uniform merchandise costs in 1994.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations
UniFirst Corporation and Subsidiaries -- (Continued)



Liquidity and Capital Resources

The Company's balance sheet continued to strenghten in 1995. Net cash provided by operating activities was $42.5 million in 1995 and totaled $110.4 million for the three years ended August 26, 1995. These cash flows were used primarily to fund $68.5 million in capital expenditures to expand and update Company facilities. Additionally, $20.7 million was used for debt repayment and $11.8 million for acquisitions during this three year period.

Shareholders' equity as a percent of total capital has increased from 71.1% at August 29, 1992 to 82.3% at August 26, 1995, indicating the significant improvement in the overall strength of the Company's balance sheet.

The Company had $5.9 million in cash and cash equivalents as well as a line of credit to borrow an additional $28.1 million as of August 26, 1995. The Company believes its ability to generate cash from operations will adequately cover its foreseeable capital requirements.


Effects of Inflation

Inflation has had the effect of increasing the reported amounts of the Company's revenues and costs. The Company uses the last-in, first-out (LIFO) method to value a significant portion of inventories. This method tends to reduce the amount of income due to inflation included in the Company's results of operations. The Company believes that, through increases in its prices and productivity improvements, it has been able to recover increases in costs and expenses attributable to inflation.

Ten-Year Financial Summary
UniFirst Corporation and Subsidiaries
(Continued on next page)

Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)              1995        1994        1993        1992         1991        1990        1989        1988
-----------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                        $355,041    $318,039    $287,728    $268,190     $250,432    $226,682    $212,731    $196,296
Income from
 operations, before
 depreciation and
 amortization                     53,725      50,369      47,199      42,010       38,562      38,749      35,768      32,207
Depreciation and
 amortization                     19,194      17,912      16,454      15,999       14,229      12,422      12,309      12,298
Income from
 operations                       34,531      32,457      30,745      26,011       24,333      26,327      23,459      19,909
Interest expense
 (income), net                     2,787       2,513       2,669       4,098        4,320       3,513       4,880       5,965
Other income                          --          --          --          --           --          --          --          --
Provision for
 income taxes                     11,110      11,073      10,387       7,570        6,803       8,516       6,968       5,289
Income before extra-
 ordinary item and
 accounting change                20,634      18,871      17,689      14,343       13,210      14,298      11,611       8,655
Convertible debt
 retirement                           --          --          --      (2,620)          --          --          --          --
Accounting change                     --          --          --       1,200           --          --          --          --
Net income                        20,634      18,871      17,689      12,923       13,210      14,298      11,611       8,655
-----------------------------------------------------------------------------------------------------------------------------

Financial Position at Year End
Total assets                    $272,691    $250,160    $219,064    $212,097     $204,398    $189,411    $172,389    $171,010
Long-term obligations and
 convertible subordinated debt    36,376      41,602      32,231      47,641       52,032      53,134      53,735      66,476
Shareholders' equity             168,596     149,472     132,723     117,329      105,888      93,739      80,249      69,127
-----------------------------------------------------------------------------------------------------------------------------

Financial Ratios
Income before extra-
 ordinary item and
 accounting change
 as a % of revenues                  5.8%        5.9%        6.1%        5.3%         5.3%        6.3%        5.5%        4.4%
Return on average
  shareholders' equity              13.0%       13.4%       14.1%       12.9%        13.2%       16.4%       15.6%       13.3%
-----------------------------------------------------------------------------------------------------------------------------

Per Share Data
Weighted average number
 of shares outstanding            20,511      20,506      20,453      20,451       20,426      20,431      20,353      20,168
Revenues                        $  17.31    $  15.51    $  14.07    $  13.11     $  12.26    $  11.09    $  10.45    $   9.73
Income from
 operations, before
 depreciation and
 amortization                       2.62        2.46        2.31        2.05         1.89        1.90        1.76        1.60
Income before extra-
 ordinary item and
 accounting change
  Primary                           1.01        0.92        0.86        0.70         0.65        0.70        0.57        0.43
  Fully diluted                     1.01        0.92        0.86        0.67         0.63        0.67        0.56        0.43
Net income
  Primary                           1.01        0.92        0.86        0.63         0.65        0.70        0.57        0.43
  Fully diluted                     1.01        0.92        0.86        0.61         0.63        0.67        0.56        0.43
Shareholders' equity                8.22        7.29        6.49        5.74         5.18        4.59        3.94        3.43
Dividends
 Common stock                        .10         .10         .10         .06          .06         .06         .05         .05
 Class B common stock                .08         .08         .04          --           --          --          --          --
-----------------------------------------------------------------------------------------------------------------------------

Per share amounts for all years have been restated to reflect a 2 for 1 stock split declared by the Board of Directors on November 18, 1993.

UniFirst Corporation and Subsidiaries

Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)                1987        1986
------------------------------------------------------
Summary of Operations
Revenues                          $159,900    $114,235
Income from
 operations, before
 depreciation and
 amortization                       28,161      21,425
Depreciation and
 amortization                       10,494       5,890
Income from
 operations                         17,667      15,535
Interest expense
 (income), net                       4,622         225
Other income                         1,300          --
Provision for
 income taxes                        6,530       6,990
Income before extra-
 ordinary item and
 accounting change                   7,815       8,320
Convertible debt
 retirement                             --          --
Accounting change                       --          --
Net income                           7,815       8,320
------------------------------------------------------

Financial Position at Year End
Total assets                      $166,304    $ 97,145
Long-term obligations and
 convertible subordinated debt      69,505      22,209
Shareholders' equity                60,681      53,637
------------------------------------------------------

Financial Ratios
Income before extra-
 ordinary item and
 accounting change
 as a % of revenues                    4.9%        7.3%
Return on average
  shareholders' equity                13.7%       16.6%
------------------------------------------------------

Per Share Data
Weighted average number
 of shares outstanding              20,158      20,158
Revenues                          $   7.93    $   5.67
Income from
 operations, before
 depreciation and
 amortization                         1.40        1.07
Income before extra-
 ordinary item and
 accounting change
  Primary                             0.39        0.42
  Fully diluted                       0.39          --
Net income
  Primary                             0.39        0.42
  Fully diluted                       0.39          --
Shareholders' equity                  3.01        2.66
Dividends
 Common stock                          .05         .05
 Class B common stock                   --          --
------------------------------------------------------

Per share amounts for all years have been restated to reflect a 2 for 1 stock split declared by the Board of Directors on November 18, 1993.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries


                                                                  August 26,          August 27,
                                                                        1995                1994
------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                    $   5,889,000       $   4,120,000
  Receivables, less reserves of $734,000 in 1995
     and $582,000 in 1994                                         33,420,000          30,044,000
  Inventories                                                     16,484,000          15,409,000
  Rental merchandise in service                                   32,731,000          30,577,000
  Prepaid expenses                                                   118,000             109,000
------------------------------------------------------------------------------------------------
           Total current assets                                   88,642,000          80,259,000
------------------------------------------------------------------------------------------------
Property and equipment:
  Land, buildings and leasehold improvements                     111,148,000         101,374,000
  Machinery and equipment                                        109,538,000          99,955,000
  Motor vehicles                                                  28,816,000          26,237,000
------------------------------------------------------------------------------------------------
                                                                 249,502,000         227,566,000
  Less - accumulated depreciation                                101,428,000          89,554,000
------------------------------------------------------------------------------------------------
                                                                 148,074,000         138,012,000
------------------------------------------------------------------------------------------------
Other assets                                                      35,975,000          31,889,000
------------------------------------------------------------------------------------------------
                                                               $ 272,691,000       $ 250,160,000
================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term obligations                  $   4,015,000       $   6,874,000
  Notes payable                                                      882,000             448,000
  Accounts payable                                                12,992,000          12,246,000
  Accrued liabilities                                             35,370,000          27,265,000
  Accrued and deferred income taxes                                3,882,000           5,469,000
------------------------------------------------------------------------------------------------
           Total current liabilities                              57,141,000          52,302,000
------------------------------------------------------------------------------------------------
Long-term obligations, net of current maturities                  32,361,000          34,728,000
Deferred income taxes                                             14,593,000          13,658,000
------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares
     authorized; none issued                                              --                  --
  Common stock, $.10 par value; 30,000,000 shares
     authorized; issued and outstanding 7,886,644
     shares in 1995 and 7,884,644 shares in 1994                     789,000             788,000
  Class B Common stock, $.10 par value; 20,000,000
     shares authorized; issued and outstanding 12,623,964
     shares in 1995 and 12,625,964 shares in 1994                  1,262,000           1,263,000
  Capital surplus                                                  7,078,000           7,042,000
  Retained earnings                                              159,701,000         140,866,000
  Cumulative translation adjustment                                 (234,000)           (487,000)
------------------------------------------------------------------------------------------------
          Total shareholders' equity                             168,596,000         149,472,000
------------------------------------------------------------------------------------------------
                                                               $ 272,691,000       $ 250,160,000
================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries


Year Ended                                          August 26,         August 27,       August 28,
                                                          1995              1994              1993
--------------------------------------------------------------------------------------------------
Revenues                                         $ 355,041,000     $ 318,039,000     $ 287,728,000
--------------------------------------------------------------------------------------------------

Cost and expenses:
  Operating costs                                  222,205,000       196,511,000       173,772,000
  Selling and administrative expenses               79,111,000        71,159,000        66,757,000
  Depreciation and amortization                     19,194,000        17,912,000        16,454,000
--------------------------------------------------------------------------------------------------
                                                   320,510,000       285,582,000       256,983,000
--------------------------------------------------------------------------------------------------

Income from operations                              34,531,000        32,457,000        30,745,000
--------------------------------------------------------------------------------------------------

Interest expense (income):
  Interest expense                                   2,963,000         2,726,000         2,889,000
  Interest income                                     (176,000)         (213,000)         (220,000)
--------------------------------------------------------------------------------------------------
                                                     2,787,000         2,513,000         2,669,000
--------------------------------------------------------------------------------------------------

Income before income taxes                          31,744,000        29,944,000        28,076,000
Provision for income taxes                          11,110,000        11,073,000        10,387,000
--------------------------------------------------------------------------------------------------

Net income                                       $  20,634,000     $  18,871,000     $  17,689,000
==================================================================================================


Weighted average number of shares outstanding       20,510,608        20,505,837        20,453,414
==================================================================================================


Net income per share                             $        1.01     $        0.92     $        0.86
==================================================================================================


Dividends per share:
  Common stock                                   $        0.10     $        0.10     $        0.10
  Class B common stock                           $        0.08     $        0.08     $        0.04
==================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries


                                            Class B                     Class B                                Cumulative
                               Common        Common        Common        Common      Capital       Retained   Translation
                               Shares        Shares         Stock         Stock      Surplus       Earnings    Adjustment
------------------------------------------------------------------------------------------------------------------------
Balance, August 29, 1992   20,375,008            --   $ 2,038,000            --   $6,413,000  $ 108,024,000    $ 854,000
Net income                         --            --            --            --           --     17,689,000           --
Dividends                          --            --            --            --           --     (1,920,000)          --
Stock options exercised       126,800            --        12,000            --      595,000             --           --
Exchange offer            (12,627,954)   12,627,954    (1,263,000)  $ 1,263,000           --             --           --
Translation adjustment             --            --            --            --           --             --     (982,000)
------------------------------------------------------------------------------------------------------------------------
Balance, August 28, 1993    7,873,854    12,627,954       787,000     1,263,000    7,008,000    123,793,000     (128,000)
Net income                         --            --            --            --           --     18,871,000           --
Dividends                          --            --            --            --           --     (1,798,000)          --
Stock options exercised         8,800            --         1,000            --       34,000             --           --
Shares converted                1,990        (1,990)           --            --           --             --           --
Translation adjustment             --            --            --            --           --             --     (359,000)
------------------------------------------------------------------------------------------------------------------------
Balance, August 27, 1994    7,884,644    12,625,964       788,000     1,263,000    7,042,000    140,866,000     (487,000)
Net income                         --            --            --            --           --     20,634,000           --
Dividends                          --            --            --            --           --     (1,799,000)          --
Other                              --            --            --            --       36,000             --           --
Shares converted                2,000        (2,000)        1,000        (1,000)          --             --           --
Translation adjustment             --            --            --            --           --             --      253,000
------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 1995    7,886,644    12,623,964   $   789,000   $ 1,262,000   $7,078,000  $ 159,701,000    $(234,000)
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries


Year ended                                              August 26,      August 27,       August 28,
                                                              1995            1994             1993
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                           $ 20,634,000     $ 18,871,000     $ 17,689,000
  Adjustments:
  Depreciation                                         15,960,000       15,038,000       13,598,000
  Amortization of other assets                          3,234,000        2,874,000        2,856,000
  Receivables                                          (2,935,000)      (4,502,000)      (2,360,000)
  Inventories                                            (938,000)      (3,781,000)         726,000
  Rental merchandise in service                        (1,198,000)      (2,861,000)      (2,724,000)
  Prepaid expenses                                         15,000           10,000           62,000
  Accounts payable                                        476,000        1,126,000        1,965,000
  Accrued liabilities                                   7,967,000        1,902,000        8,000,000
  Accrued and deferred income taxes                    (1,572,000)          82,000       (1,677,000)
  Deferred income taxes                                   899,000          987,000          (42,000)
---------------------------------------------------------------------------------------------------
  Net cash provided by operating activities            42,542,000       29,746,000       38,093,000
---------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired        (7,226,000)      (3,086,000)      (1,525,000)
Capital expenditures                                  (24,409,000)     (24,729,000)     (19,328,000)
Other assets, net                                      (1,575,000)        (999,000)         604,000
---------------------------------------------------------------------------------------------------
  Net cash used in investing activities               (33,210,000)     (28,814,000)     (20,249,000)
---------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Increase in debt                                        4,079,000        7,353,000               --
Reduction of debt                                      (9,879,000)      (6,058,000)     (16,151,000)
Proceeds from exercise of stock options                    36,000           35,000          607,000
Cash dividends paid or payable                         (1,799,000)      (1,798,000)      (1,920,000)
---------------------------------------------------------------------------------------------------
  Net cash used in financing activities                (7,563,000)        (468,000)     (17,464,000)
---------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents               1,769,000          464,000          380,000
Cash and cash equivalents at beginning of year          4,120,000        3,656,000        3,276,000
---------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $  5,889,000     $  4,120,000     $  3,656,000
===================================================================================================

Supplemental disclosure of cash flow information:
Interest paid                                        $  3,010,000     $  2,775,000     $  2,959,000
Income taxes paid                                    $ 11,712,000     $ 10,030,000     $ 12,168,000
===================================================================================================

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

Inventories
Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Inventory valued on the LIFO method approximates $13,364,000 and $12,257,000 at August 26, 1995 and August 27, 1994, respectively. The remaining inventories are priced at the lower of first-in, first-out (FIFO) cost or market. Had the Company used the FIFO accounting method, inventories would have been approximately $1,060,000 and $816,000 higher at August 26, 1995 and August 27, 1994, respectively.

Rental Merchandise in Service
Rental merchandise in service, stated at cost less amortization, is being amortized on a straight-line basis over the estimated service lives (primarily 12 months) of the merchandise.

Property and Equipment
The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

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

Income Taxes
Deferred income taxes are provided for temporary differences between amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

Net Income Per Common Share
Net income per share is calculated using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include the number of shares issuable under the Company's stock option plan.

Cash Flow Disclosures
Cash and cash equivalents include cash in banks and bank short-term repurchase agreements with maturities of less than ninety days.

Presentation
Certain amounts in the prior year's consolidated statements of cash flows have been reclassified to conform to the current year's presentation.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


2.  ACQUISITIONS

Information relating to the acquisitions of industrial laundry businesses which were accounted for as purchases is as follows:

Year ended                                         August 26,     August 27,    August 28,
                                                         1995           1994          1993
------------------------------------------------------------------------------------------
Fair market value of assets acquired               $8,688,000    $11,904,000    $1,525,000
Liabilities assumed or created                      1,462,000      8,818,000            --
                                                   ---------------------------------------
Acquisition of businesses, net of cash acquired    $7,226,000    $ 3,086,000    $1,525,000
                                                   =======================================

The results of operations of these acquisitions have been included on the Company's consolidated financial statements since their respective acquisition dates. None of these acquisitions were significant in relation to the Company's consolidated financial statements and therefore pro forma financial information has not been presented.

3.  INCOME TAXES

The provision for income taxes consists of the following:

Year ended                       August 26,        August 27,       August 28,
                                       1995              1994             1993
-------------------------------------------------------------------------------
Current:
Federal and Canada             $ 10,597,000      $  8,479,000      $ 10,896,000
State                             1,818,000         1,609,000         2,322,000
-------------------------------------------------------------------------------
                                 12,415,000        10,088,000        13,218,000
-------------------------------------------------------------------------------
Deferred:
Federal and Canada               (1,516,000)          828,000        (1,799,000)
State                               211,000           157,000        (1,032,000)
-------------------------------------------------------------------------------
                                 (1,305,000)          985,000        (2,831,000)
-------------------------------------------------------------------------------
                               $ 11,110,000      $ 11,073,000      $ 10,387,000
===============================================================================


Deferred income tax provisions, resulting from temporary differences between financial and taxable income, consist of the following:

Year ended                             August 26,     August 27,    August 28,
                                         1995           1994           1993
-------------------------------------------------------------------------------
Rental merchandise in service         $   973,000    $ 1,743,000    $ 1,150,000
Tax in excess of book depreciation        944,000        757,000        732,000
Accruals and other                     (3,222,000)    (1,515,000)    (4,713,000)
-------------------------------------------------------------------------------
                                      $(1,305,000)   $   985,000    $(2,831,000)
===============================================================================


Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

3.   INCOME TAXES - (Continued)

The following table reconciles the statutory federal income tax rate to the effective overall income tax rate:

Year ended                                              August 26, August 27, August 28,
                                                            1995     1994     1993
----------------------------------------------------------------------------------------
Statutory federal income tax rate                           35.0%    35.0%    34.7%
Increase (decrease) from statutory rate resulting from:
   Puerto Rico exempt income                                (2.1)    (1.9)    (1.7)
   Corporate-Owned Life Insurance                           (2.6)    (1.2)      --
   State income taxes                                        3.7      3.5      2.7
   Canadian income taxes                                     0.3      0.4      0.6
   Federal income tax rate change on
     cumulative temporary differences                         --       --      1.5
   Other                                                     0.7      1.2     (0.8)
----------------------------------------------------------------------------------------
                                                            35.0%    37.0%    37.0%
========================================================================================

The Company has negotiated a tax exemption grant for its Puerto Rico subsidiary under which the subsidiary is tax-exempt on 90% of its income through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's net deferred tax liabilities are as follows:

                                      August 26,      August 27,      August 28,
                                         1995            1994            1993
---------------------------------------------------------------------------------
Rental merchandise in service        $ 12,626,000    $ 12,274,000    $ 10,766,000
Tax in excess of book depreciation     12,906,000      12,494,000      11,887,000
Accruals and other                     (7,248,000)     (5,654,000)     (5,450,000)
---------------------------------------------------------------------------------
                                     $ 18,284,000    $ 19,114,000    $ 17,203,000
=================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


4.  LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are shown in the following table:

                                                        August 26,    August 27,
                                                              1995          1994
--------------------------------------------------------------------------------
Unsecured revolving credit agreement with two banks,
interest rates of 6.25% and 5.25%, respectively        $21,875,000   $18,925,000

Unsecured note payable to an insurance company,
interest rate of 9.25%, payments of $3,000,000 due
annually thru February, 1997                             6,000,000    15,000,000

Notes payable, interest from 7.0% - 8.75%, payable
in various installments thru 2004                        4,095,000     4,286,000

Amounts due for restrictive covenants and other,
payable in various installments thru 2005                4,406,000     3,391,000
--------------------------------------------------------------------------------
                                                        36,376,000    41,602,000
--------------------------------------------------------------------------------
Less - current maturities                                4,015,000     6,874,000
--------------------------------------------------------------------------------
                                                       $32,361,000   $34,728,000
================================================================================


Aggregate current maturities of long-term obligations for each of the next five years are $4,015,000, $25,903,000, $1,014,000, $1,037,000, $764,000 and
$3,643,000 thereafter. At August 26, 1995 and at August 27, 1994, the fair market value of the Company's outstanding debt approximates its carrying value.

The Company's unsecured revolving credit agreement runs through 1997. As of August 26, 1995, the maximum line of credit was $50,000,000.

Certain of the long-term obligations contain among other things, provisions regarding net worth, working capital and dividends. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $106,664,000 as of August 26, 1995. Certain notes payable arising from acquisitions are secured by assets of the acquired company.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


5.  EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The amount of the Company's contribution is determined at the discretion of the Company. Contributions charged to expense under the plan were $3,508,000 in 1995, $3,200,000 in 1994 and $3,000,000 in 1993.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $156,000 in 1995, $176,000 in 1994 and $280,000 in 1993. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.

6.  OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are shown in the following table:

                                                          August 26,   August 27,
                                                               1995         1994
--------------------------------------------------------------------------------
Customer contracts, covenants and other assets arising
 from acquisitions, less accumulated amortization
 of $15,906,000 and $15,282,000, respectively           $19,774,000  $19,705,000
Goodwill, less accumulated amortization
 of $2,391,000 and $2,212,000, respectively              14,259,000   10,308,000
Other                                                     1,942,000    1,876,000
--------------------------------------------------------------------------------
                                                        $35,975,000  $31,889,000
================================================================================


7.  ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are shown in the following table:

                                                 August 26,           August 27,
                                                    1995                 1994
--------------------------------------------------------------------------------
Insurance                                       $14,100,000          $11,457,000
Payroll related                                  12,231,000           10,236,000
Other                                             9,039,000            5,572,000
--------------------------------------------------------------------------------
                                                $35,370,000          $27,265,000
================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


8.  COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company leases certain buildings from independent parties. Total rent expense on all leases was $1,867,000 in 1995, $1,581,000 in 1994 and $1,637,000
in 1993.

Annual minimum lease commitments for all years subsequent to August 26, 1995 are $1,586,000 in 1996, $1,151,000 in 1997, $800,000 in 1998, $517,000 in 1999,
$146,000 in 2000 and $80,000 thereafter.

Contingencies
The Company and its subsidiaries are subject to legal proceedings and claims arising from the conduct of their business operations, including personal injury, customer contract, employment claims and environmental matters. In the opinion of management, such proceedings and claims are not likely to result in losses which would have a material adverse effect upon the Company.

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of approximately $15,730,000 and $12,695,000 outstanding as of August 26, 1995 and August 27, 1994, respectively.

9.  COMMON STOCK OPTIONS

The Company adopted an incentive stock option plan in April, 1983 and reserved 800,000 shares of common stock for issue under the plan. Options granted under the plan were at a price of not less than 100% of the fair market value on the date of grant and expired ten years after the grant date. During 1993 the plan expired.

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

Report of Independent Public Accountants

To the Board of Directors and Shareholders of UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 26, 1995 and August 27, 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 26, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniFirst Corporation and subsidiaries as of August 26, 1995 and August 27, 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 26, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
October 31, 1995

Quarterly Financial Data (Unaudited)
UniFirst Corporation and Subsidiaries

The following is a summary of the results of operations for each of the quarters within the years ended August 26, 1995 and August 27, 1994.

(In thousands, except per share amounts)

                                          First     Second      Third     Fourth
1995                                    Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
Revenues                                $86,212    $86,231    $92,600    $89,998
Income before income taxes                8,544      5,933      8,872      8,395
Net income                                5,554      3,856      5,767      5,457

Weighted average shares outstanding      20,511     20,511     20,511     20,511
Net income per share                      $0.27      $0.19      $0.28      $0.27
================================================================================

                                          First     Second      Third     Fourth
1994                                    Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
Revenues                                $78,107    $76,094    $83,106    $80,732
Income before income taxes                9,114      6,089      7,571      7,170
Net income                                5,742      3,836      4,770      4,523

Weighted average shares outstanding      20,509     20,509     20,509     20,511
Net income per share                      $0.28      $0.19      $0.23      $0.22
================================================================================

Common Stock Prices and Dividends Per Share
For the Years Ended August 26, 1995 and August 27, 1994:

                     Price Per Share                 Dividends Per Share
                                                Class B
1995                  High        Low      Common Stock          Common Stock
--------------------------------------------------------------------------------
First Quarter      $13-5/8    $11-1/4            $0.020                $0.025
Second Quarter      13-1/8     11-1/8             0.020                 0.025
Third Quarter       12-1/4     11-1/4             0.020                 0.025
Fourth Quarter      14-3/8     12-1/8             0.020                 0.025
================================================================================

                     Price Per Share                 Dividends Per Share
                                                Class B
1994                  High        Low      Common Stock          Common Stock
--------------------------------------------------------------------------------
First Quarter      $17-1/4    $15-3/8            $0.020                $0.025
Second Quarter      17-3/8     15-1/4             0.020                 0.025
Third Quarter       17         14-1/8             0.020                 0.025
Fourth Quarter      16-3/8     11-5/8             0.020                 0.025
================================================================================



The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of October 31, 1995 were 200 and 21 respectively.