Form 10-K405, Exhibit 13
period 1996-08-31
UNIFIRST CORP
filed 1996-11-27
CIK 717954

                                                                      Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

UniFirst Corporation and Subsidiaries


Fiscal 1996 Compared with Fiscal 1995

In 1996 revenues increased $36.8 million or 10.4% over 1995. This increase can be attributed to an extra week of revenue (1.9%), acquisitions (1.7%), price increases (1.0%) and growth from existing operations (5.8%).

Income from operations increased to $40.9 million in 1996 from $34.5 million in 1995. As a percent of revenues, income from operations increased to 10.4% in 1996 from 9.7% in 1995. The main reason for the increase is improved profit margins in the Company's conventional uniform rental business, principally attributable to lower uniform merchandise costs. The Company also achieved comparative improvements from a restructuring of its service management and teleresources operations and contribution from its Canadian operations improved. Offsetting these advances were lower contributions from the Company's nuclear garment services business.

During 1996, net interest expense (interest expense less interest income) was $2.4 million as compared to $2.8 million in 1995. The decrease is attributable to lower average debt levels and lower interest rates during fiscal 1996.

The Company's effective income tax rate was 36.0% in 1996 and 35.0% in 1995. The increase is due primarily to reduced benefits from corporate-owned life insurance and higher state income taxes.


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

The Company's effective income tax rate was 35.0% in 1995 and 37.0% in 1994. The decrease is due primarily to the favorable impact of a corporate-owned life insurance program.

                               Management's Discussion and Analysis of Financial
                              Condition and Results of Operations -- (Continued)

Unifirst Corporation and Subsidiaries
Liquidity and Capital Resources

Shareholders' equity at August 31, 1996 was $191.1 million, 82.9% of total capitalization, indicating the overall strength of the Company's balance sheet.

Net cash provided by operating activities was $41.5 million in 1996 and totaled $113.8 million for the three years ended August 31, 1996. These cash flows were used primarily to fund $76.3 million in capital expenditures to expand and update Company facilities. Additionally, $28.6 million was used for acquisitions during this three year period.

The Company had $3.4 million in cash and cash equivalents as well as a line of credit to borrow an additional $29.5 million as of August 31, 1996. The Company believes its ability to generate cash from operations will adequately cover its foreseeable capital requirements.


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

Eleven Year Financial Summary
UniFirst Corporation and Subsidiaries
(Continued on next page)
Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)             1996        1995        1994        1993        1992        1991        1990        1989
------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                         $391,794    $355,041    $318,039    $287,728    $268,190    $250,432    $226,682    $212,731
Income from
 operations, before
 depreciation and
 amortization                      61,729      53,725      50,369      47,199      42,010      38,562      38,749      35,768
Depreciation and
 amortization                      20,814      19,194      17,912      16,454      15,999      14,229      12,422      12,309
Income from
 operations                        40,915      34,531      32,457      30,745      26,011      24,333      26,327      23,459
Interest expense
 (income), net                      2,398       2,787       2,513       2,669       4,098       4,320       3,513       4,880
Other income                           --          --          --          --          --          --          --          --
Provision for
 income taxes                      13,855      11,110      11,073      10,387       7,570       6,803       8,516       6,968
Net income                         24,662      20,634      18,871      17,689      14,343 *    13,210      14,298      11,611
------------------------------------------------------------------------------------------------------------------------------

Financial Position at Year End
Total assets                     $302,378    $272,691    $250,160    $219,064    $212,097    $204,398    $189,411    $172,389
Long-term obligations              39,365      36,376      41,602      32,231      47,641      52,032      53,134      53,735
Shareholders' equity              191,109     168,596     149,472     132,723     117,329     105,888      93,739      80,249
------------------------------------------------------------------------------------------------------------------------------

Financial Ratios
Net income
 as a % of revenues                   6.3%        5.8%        5.9%        6.1%        5.3%        5.3%        6.3%        5.5%
Return on average
  shareholders' equity               13.7%       13.0%       13.4%       14.1%       12.9%       13.2%       16.4%       15.6%
------------------------------------------------------------------------------------------------------------------------------

Weighted average number
 of shares outstanding             20,511      20,511      20,506      20,453      20,451      20,426      20,431      20,353
------------------------------------------------------------------------------------------------------------------------------

Per Share Data
Revenues                         $  19.10    $  17.31    $  15.51    $  14.07    $  13.11    $  12.26    $  11.09    $  10.45
Income from
 operations, before
 depreciation and
 amortization                        3.01        2.62        2.46        2.31        2.05        1.89        1.90        1.76
Net income
  Primary                            1.20        1.01        0.92        0.86        0.70        0.65        0.70        0.57
  Fully diluted                      1.20        1.01        0.92        0.86        0.67        0.63        0.67        0.56
Shareholders' equity                 9.32        8.22        7.29        6.49        5.74        5.18        4.59        3.94
Dividends
 Common stock                         .11         .10         .10         .10         .06         .06         .06         .05
 Class B common stock                 .09         .08         .08         .04          --          --          --          --
------------------------------------------------------------------------------------------------------------------------------


Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on
November 18, 1993.

* Amount reflects income before extraordinary item and accounting change.  Net income was $12,923.

Eleven Year Financial Summary (Continued)
UniFirst Corporation and Subsidiaries
Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)                 1988        1987        1986
----------------------------------------------------------------------
Summary of Operations
Revenues                             $196,296    $159,900    $114,235
Income from
 operations, before
 depreciation and
 amortization                          32,207      28,161      21,425
Depreciation and
 amortization                          12,298      10,494       5,890
Income from
 operations                            19,909      17,667      15,535
Interest expense
 (income), net                          5,965       4,622         225
Other income                               --       1,300          --
Provision for
 income taxes                           5,289       6,530       6,990
Net income                              8,655       7,815       8,320
----------------------------------------------------------------------

Financial Position at Year End
Total assets                         $171,010    $166,304    $ 97,145
Long-term obligations                  66,476      69,505      22,209
Shareholders' equity                   69,127      60,681      53,637
----------------------------------------------------------------------

Financial Ratios
Net income
 as a % of revenues                       4.4%        4.9%        7.3%
Return on average
  shareholders' equity                   13.3%       13.7%       16.6%
----------------------------------------------------------------------

Weighted average number
 of shares outstanding                 20,168      20,158      20,158
----------------------------------------------------------------------

Per Share Data
Revenues                             $   9.73    $   7.93    $   5.67
Income from
 operations, before
 depreciation and
 amortization                            1.60        1.40        1.07
Net income
  Primary                                0.43        0.39        0.42
  Fully diluted                          0.43        0.39          --
Shareholders' equity                     3.43        3.01        2.66
Dividends
 Common stock                             .05         .05         .05
 Class B common stock                      --          --          --
----------------------------------------------------------------------

Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries
                                                               August 31,        August 26,
                                                                  1996              1995
---------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                   $  3,425,000      $  5,889,000
  Receivables, less reserves of $843,000 in 1996
     and $734,000 in 1995                                       36,634,000        33,420,000
  Inventories                                                   17,053,000        16,484,000
  Rental merchandise in service                                 37,973,000        32,731,000
  Prepaid expenses                                                 127,000           118,000
---------------------------------------------------------------------------------------------
           Total current assets                                 95,212,000        88,642,000
---------------------------------------------------------------------------------------------
Property and equipment:
  Land, buildings and leasehold improvements                   119,346,000       111,148,000
  Machinery and equipment                                      120,671,000       109,538,000
  Motor vehicles                                                33,278,000        28,816,000
---------------------------------------------------------------------------------------------
                                                               273,295,000       249,502,000
  Less - accumulated depreciation                              113,191,000       101,428,000
---------------------------------------------------------------------------------------------
                                                               160,104,000       148,074,000
---------------------------------------------------------------------------------------------
Other assets                                                    47,062,000        35,975,000
---------------------------------------------------------------------------------------------
                                                              $302,378,000      $272,691,000
=============================================================================================


Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term obligations                 $  1,058,000      $  4,015,000
  Notes payable                                                  2,757,000           882,000
  Accounts payable                                              11,697,000        12,992,000
  Accrued liabilities                                           37,371,000        35,370,000
  Accrued and deferred income taxes                              3,679,000         3,882,000
---------------------------------------------------------------------------------------------
           Total current liabilities                            56,562,000        57,141,000
---------------------------------------------------------------------------------------------
Long-term obligations, net of current maturities                38,307,000        32,361,000
Deferred income taxes                                           16,400,000        14,593,000
---------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares
     authorized; none issued                                            --                --
  Common stock, $.10 par value; 30,000,000 shares
     authorized; issued and outstanding 7,886,664
     shares in 1996 and 7,886,644 shares in 1995                   789,000           789,000
  Class B Common stock, $.10 par value; 20,000,000
     shares authorized; issued and outstanding 12,623,944
     shares in 1996 and 12,623,964 shares in 1995                1,262,000         1,262,000
  Capital surplus                                                7,078,000         7,078,000
  Retained earnings                                            182,384,000       159,701,000
  Cumulative translation adjustment                               (404,000)         (234,000)
---------------------------------------------------------------------------------------------
          Total shareholders' equity                           191,109,000       168,596,000
---------------------------------------------------------------------------------------------
                                                              $302,378,000      $272,691,000
=============================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries
Year Ended                                         August 31,        August 26,        August 27,
                                                      1996              1995              1994
---------------------------------------------------------------------------------------------------
Revenues                                          $391,794,000      $355,041,000      $318,039,000
---------------------------------------------------------------------------------------------------

Cost and expenses:
  Operating costs                                  240,672,000       222,205,000       196,511,000
  Selling and administrative expenses               89,393,000        79,111,000        71,159,000
  Depreciation and amortization                     20,814,000        19,194,000        17,912,000
---------------------------------------------------------------------------------------------------
                                                   350,879,000       320,510,000       285,582,000
---------------------------------------------------------------------------------------------------

Income from operations                              40,915,000        34,531,000        32,457,000
---------------------------------------------------------------------------------------------------

Interest expense (income):
  Interest expense                                   2,659,000         2,963,000         2,726,000
  Interest income                                     (261,000)         (176,000)         (213,000)
---------------------------------------------------------------------------------------------------
                                                     2,398,000         2,787,000         2,513,000
---------------------------------------------------------------------------------------------------

Income before income taxes                          38,517,000        31,744,000        29,944,000
Provision for income taxes                          13,855,000        11,110,000        11,073,000
---------------------------------------------------------------------------------------------------

Net income                                        $ 24,662,000      $ 20,634,000      $ 18,871,000
===================================================================================================


Weighted average number of shares outstanding       20,510,608        20,510,608        20,505,837
===================================================================================================


Net income per share                              $       1.20      $       1.01      $       0.92
===================================================================================================


Dividends per share:
  Common stock                                    $       0.11      $       0.10      $       0.10
  Class B common stock                            $       0.09      $       0.08      $       0.08
===================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries
                                              Class B                    Class B                                      Cumulative
                               Common         Common        Common        Common        Capital         Retained      Translation
                               Shares         Shares        Stock         Stock         Surplus         Earnings       Adjustment
---------------------------------------------------------------------------------------------------------------------------------
Balance, August 28, 1993      7,873,854     12,627,954     $787,000     $1,263,000     $7,008,000     $123,793,000     $(128,000)
Net income                           --             --           --             --             --       18,871,000            --
Dividends                            --             --           --             --             --       (1,798,000)           --
Stock options exercised           8,800             --        1,000             --         34,000               --            --
Shares converted                  1,990         (1,990)          --             --             --               --            --
Translation adjustment               --             --           --             --             --               --      (359,000)
---------------------------------------------------------------------------------------------------------------------------------
Balance, August 27, 1994      7,884,644     12,625,964      788,000      1,263,000      7,042,000      140,866,000      (487,000)
Net income                           --             --           --             --             --       20,634,000            --
Dividends                            --             --           --             --             --       (1,799,000)           --
Other                                --             --           --             --         36,000               --            --
Shares converted                  2,000         (2,000)       1,000         (1,000)            --               --            --
Translation adjustment               --             --           --             --             --               --       253,000
---------------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 1995      7,886,644     12,623,964      789,000      1,262,000      7,078,000      159,701,000      (234,000)
Net income                           --             --           --             --             --       24,662,000            --
Dividends                            --             --           --             --             --       (1,979,000)           --
Shares converted                     20            (20)          --             --             --               --            --
Translation adjustment               --             --           --             --             --               --      (170,000)
---------------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1996      7,886,664     12,623,944     $789,000     $1,262,000     $7,078,000     $182,384,000     $(404,000)
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended                                                                    August 31,           August 26,        August 27,
                                                                                 1996                 1995              1994
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                   $ 24,662,000        $  20,634,000      $ 18,871,000
  Adjustments:
  Depreciation                                                                 17,339,000           15,960,000        15,038,000
  Amortization of other assets                                                  3,475,000            3,234,000         2,874,000
  Receivables                                                                  (2,272,000)          (2,935,000)       (4,502,000)
  Inventories                                                                    (370,000)            (938,000)       (3,781,000)
  Rental merchandise in service                                                (3,523,000)          (1,198,000)       (2,861,000)
  Prepaid expenses                                                                 (9,000)              15,000            10,000
  Accounts payable                                                             (1,331,000)             476,000         1,126,000
  Accrued liabilities                                                           1,906,000            7,967,000         1,902,000
  Accrued and deferred income taxes                                              (191,000)          (1,572,000)           82,000
  Deferred income taxes                                                         1,812,000              899,000           987,000
---------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                    41,498,000           42,542,000        29,746,000
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired                               (18,245,000)          (7,226,000)       (3,086,000)
Capital expenditures                                                          (27,182,000)         (24,409,000)      (24,729,000)
Other assets, net                                                              (1,432,000)          (1,575,000)         (999,000)
---------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                       (46,859,000)         (33,210,000)      (28,814,000)
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Increase in debt                                                               12,762,000            4,079,000         7,353,000
Reduction of debt                                                              (7,886,000)          (9,879,000)       (6,058,000)
Proceeds from exercise of stock options and other                                      --               36,000            35,000
Cash dividends paid or payable                                                 (1,979,000)          (1,799,000)       (1,798,000)
---------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                           2,897,000           (7,563,000)         (468,000)
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                           (2,464,000)           1,769,000           464,000
Cash and cash equivalents at beginning of year                                  5,889,000            4,120,000         3,656,000
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $  3,425,000         $  5,889,000      $  4,120,000
=================================================================================================================================

Supplemental disclosure of cash flow information:
Interest paid                                                                $  2,691,000         $  3,010,000      $  2,775,000
Income taxes paid                                                            $ 12,439,000         $ 11,712,000      $ 10,030,000
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description
UniFirst Corporation is a leading company in the garment service industry. The Company designs, manufactures, personalizes, rents, cleans, delivers and sells a variety of superior quality occupational garments, career apparel and imagewear programs to businesses of all kinds. The Company also decontaminates and cleans, in separate facilities, garments which may have been exposed to radioactive materials.

Principles of Consolidation and Other
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation. The Company recognizes revenues when the actual services are provided to customers.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year
The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 1996 was a 53 week year, while fiscal 1995 and 1994 had 52 weeks.

Inventories
Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,195,000 and $1,060,000 higher at August 31, 1996 and August 26, 1995, respectively.

Rental Merchandise in Service
Rental merchandise in service, stated at cost less amortization, is being amortized on a straight-line basis over the estimated service lives (primarily 12 months) of the merchandise.

Property and Equipment
The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings                             30-40 years
Leasehold improvements              Term of lease
Machinery and equipment                3-10 years
Motor vehicles                          3-5 years

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Assets
Customer contracts are amortized over periods of up to seventeen years. Restrictive covenants are amortized over the terms of the respective non-competition agreements, which range from five to fifteen years. Goodwill is amortized over periods of up to forty years.

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

Cash Flow Disclosures
Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

2. ACQUISITIONS

Information relating to the acquisitions of industrial laundry businesses which were accounted for as purchases is as follows:
Year ended                                          August 31,    August 26,    August 27,
                                                       1996          1995          1994
-------------------------------------------------------------------------------------------
Fair market value of assets acquired               $18,360,000    $8,688,000    $11,904,000
Liabilities assumed or created                         115,000     1,462,000      8,818,000
                                                   ----------------------------------------
Acquisition of businesses, net of cash acquired    $18,245,000    $7,226,000    $ 3,086,000
                                                   ========================================

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

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

3. INCOME TAXES

The provision for income taxes consists of the following:
Year ended                                 August 31,       August 26,      August 27,
                                              1996             1995            1994
--------------------------------------------------------------------------------------
Current:
Federal and Foreign                       $ 8,615,000      $10,597,000     $ 8,479,000
State                                       2,584,000        1,818,000       1,609,000
--------------------------------------------------------------------------------------
                                           11,199,000       12,415,000      10,088,000
--------------------------------------------------------------------------------------
Deferred:
Federal and Foreign                         2,295,000       (1,516,000)        828,000
State                                         361,000          211,000         157,000
--------------------------------------------------------------------------------------
                                            2,656,000       (1,305,000)        985,000
--------------------------------------------------------------------------------------
                                          $13,855,000      $11,110,000     $11,073,000
======================================================================================

The following table reconciles the statutory federal income tax rate to the effective overall income tax rate:
Year ended                                                 August 31,   August 26,   August 27,
                                                              1996         1995         1994
-----------------------------------------------------------------------------------------------
Statutory federal income tax rate                            35.0%        35.0%        35.0%
Increase (decrease) from statutory rate resulting from:
   Puerto Rico exempt income                                 (2.3)        (2.1)        (1.9)
   Corporate-Owned Life Insurance                            (2.0)        (2.6)        (1.2)
   State income taxes                                         4.0          3.7          3.5
   Foreign income taxes                                       0.7          0.3          0.4
   Other                                                      0.6          0.7          1.2
-----------------------------------------------------------------------------------------------
                                                             36.0%        35.0%        37.0%
===============================================================================================

The Company's Puerto Rico subsidiary's income is 90% exempt from Puerto Rico income taxes through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's net deferred tax liabilities are as follows:
                                            August 31,      August 26,        August 27,
                                               1996            1995              1994
-----------------------------------------------------------------------------------------
Rental merchandise in service              $13,814,000      $12,626,000      $12,274,000
Tax in excess of book depreciation          14,836,000       12,906,000       12,494,000
Accruals and other                          (7,819,000)      (7,248,000)      (5,654,000)
-----------------------------------------------------------------------------------------
                                           $20,831,000      $18,284,000      $19,114,000
=========================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


4. LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:
                                                         August 31,     August 26,
                                                            1996           1995
----------------------------------------------------------------------------------
Unsecured revolving credit agreement with two banks,
 interest rates of 5.75% and 6.25%, respectively        $30,525,000    $21,875,000

Notes payable, interest from 5.2% - 8.25%, payable
 in various installments through 2005                     5,252,000      4,095,000

Amounts due for restrictive covenants and other,
 payable in various installments through 2005             3,588,000      4,406,000

Unsecured note payable to an insurance company,
 paid in 1996                                                    --      6,000,000
----------------------------------------------------------------------------------
                                                         39,365,000     36,376,000
----------------------------------------------------------------------------------
Less - current maturities                                 1,058,000      4,015,000
----------------------------------------------------------------------------------
                                                        $38,307,000    $32,361,000
==================================================================================

Aggregate current maturities of long-term obligations for each of the next five years are $1,058,000, $1,017,000, $1,039,000, $31,290,000, $862,000 and
$4,099,000 thereafter.

The Company's unsecured revolving credit agreement runs through December 31, 1999. As of August 31, 1996, the maximum line of credit was $60,000,000.

In 1996 the Company entered into an interest rate swap agreement with a bank, notional amount $15,000,000, maturing December 12, 1998. The Company pays a fixed rate of 5.53% and receives a variable rate tied to the LIBOR rate. As of August 31, 1996 the variable rate was 5.56%.

Certain of the long-term obligations contain among other things, provisions regarding net worth and debt coverage. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $118,995,000 as of August 31, 1996. Certain notes payable are guaranteed or secured by assets of the Company.

As of August 31, 1996 and August 26, 1995, the fair market values of the Company's outstanding debt and swap agreement approximate their carrying value.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


5. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The amount of the Company's contribution is determined at the discretion of the Company. Contributions charged to expense under the plan were $4,184,000 in 1996, $3,508,000 in 1995, and $3,200,000 in 1994.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $221,000 in 1996, $156,000 in 1995, and $176,000 in 1994. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.


6. OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are as follows:
                                                               August 31,     August 26,
                                                                  1996           1995
----------------------------------------------------------------------------------------
Customer contracts, restrictive covenants and other assets
 arising from acquisitions, less accumulated amortization
 of $18,884,000 and $15,906,000, respectively                 $22,697,000    $19,774,000
Goodwill, less accumulated amortization
 of $2,876,000 and $2,391,000, respectively                    21,250,000     14,259,000
Other                                                           3,115,000      1,942,000
----------------------------------------------------------------------------------------
                                                              $47,062,000    $35,975,000
========================================================================================

7. ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are as follows:
                    August 31,     August 26,
                       1996           1995
---------------------------------------------
Insurance          $16,100,000    $14,100,000
Payroll related     13,254,000     12,231,000
Other                8,017,000      9,039,000
---------------------------------------------
                   $37,371,000    $35,370,000
=============================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

8. COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company leases certain buildings from independent parties. Total rent expense on all leases was $2,108,000 in 1996, $1,867,000 in 1995 and $1,581,000
in 1994.

Annual minimum lease commitments for all years subsequent to August 31, 1996 are $1,952,000 in 1997, $1,463,000 in 1998, $886,000 in 1999, $365,000 in 2000,
$179,000 in 2001 and $146,000 thereafter.

Contingencies
The Company and its subsidiaries are subject to legal proceedings and claims arising from the conduct of their business operations, including personal injury, customer contract, employment claims and environmental matters. In the opinion of management, such proceedings and claims are not likely to result in losses which would have a material adverse effect upon the financial position or results of operations of the Company.

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of $16,332,000 and $15,730,000 outstanding as of August 31, 1996 and August 26, 1995, respectively.


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

Report of Independent Public Accountants



To the Board of Directors and Shareholders of UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 31, 1996 and August 26, 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniFirst Corporation and subsidiaries as of August 31, 1996 and August 26, 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Boston, Massachusetts
November 4, 1996

Quarterly Financial Data (Unaudited)
UniFirst Corporation and Subsidiaries

The following is a summary of the results of operations for each of the quarters within the years ended August 31, 1996 and August 26, 1995.
(In thousands, except per share amounts)

                                                                First      Second      Third     Fourth
1996                                                           Quarter     Quarter    Quarter    Quarter
--------------------------------------------------------------------------------------------------------
Revenues                                                       $95,413    $100,825    $98,554    $97,002
Income before income taxes                                      10,578       7,712     10,313      9,914
Net income                                                       6,770       4,936      6,600      6,356

Weighted average shares outstanding                             20,511      20,511     20,511     20,511
Net income per share                                           $  0.33    $   0.24    $  0.32    $  0.31
========================================================================================================
                                                                First      Second      Third     Fourth
1995                                                           Quarter     Quarter    Quarter    Quarter
--------------------------------------------------------------------------------------------------------
Revenues                                                       $86,212    $ 86,231    $92,600    $89,998
Income before income taxes                                       8,544       5,933      8,872      8,395
Net income                                                       5,554       3,856      5,767      5,457

Weighted average shares outstanding                             20,511      20,511     20,511     20,511
Net income per share                                           $  0.27    $   0.19    $  0.28    $  0.27
========================================================================================================

Common Stock Prices and Dividends Per Share
For the Years Ended August 31, 1996 and August 26, 1995:
                                  Price Per Share             Dividends Per Share
                                                             Class B
1996                             High           Low        Common Stock  Common Stock
-------------------------------------------------------------------------------------
First Quarter                   $15 5/8       $13 1/2         $0.020        $0.025
Second Quarter                   19 1/2        15 1/8          0.020         0.025
Third Quarter                    25 1/4        17 7/8          0.024         0.030
Fourth Quarter                   23            19 1/4          0.024         0.030
=====================================================================================


                                  Price Per Share             Dividends Per Share
                                                             Class B
1995                             High           Low        Common Stock  Common Stock
-------------------------------------------------------------------------------------
First Quarter                   $13 5/8       $11 1/4         $0.020        $0.025
Second Quarter                   13 1/8        11 1/8          0.020         0.025
Third Quarter                    12 1/4        11 1/4          0.020         0.025
Fourth Quarter                   14 3/8        12 1/8          0.020         0.025
=====================================================================================

The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of November 4, 1996 were 181 and 19 respectively.