Form 10-K405, Exhibit 13
period 1997-08-30
UNIFIRST CORP
filed 1997-11-26
CIK 717954

                                                                   EXHIBIT 13


Management's Discussion and Analysis of Financial Condition and Results of Operations

UniFirst Corporation and Subsidiaries

Fiscal 1997 Compared with Fiscal 1996

In 1997 revenues increased $27.3 million or 7.0% over 1996. This increase can be attributed to acquisitions (2.4%), price increases (1.0%) and growth from existing operations (5.5%) offset by one week less of revenue in fiscal 1997 (1.9%).

Income from operations increased to $47.0 million in 1997 from $40.9 million in 1996. As a percent of revenues, income from operations increased to 11.2% in 1997 from 10.4% in 1996. The main reason for the increase is improved profit margins in the Company's conventional uniform rental business, principally attributable to increased operating efficiencies.

During 1997, net interest expense (interest expense less interest income) was $2.1 million as compared to $2.4 million in 1996. The decrease is attributable to lower interest rates in fiscal 1997.

The Company's effective income tax rate was 36.0% in both 1997 and 1996.


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

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

UniFirst Corporation and Subsidiaries

Liquidity and Capital Resources

Shareholders' equity at August 30, 1997 was $217.2 million, 84.2% of total capitalization, indicating the overall strength of the Company's balance sheet.

Net cash provided by operating activities was $55.8 million in 1997 and totaled $139.8 million for the three years ended August 30, 1997. These cash flows were used primarily to fund $99.0 million in capital expenditures to expand and update Company facilities. Additionally, $32.8 million was used for acquisitions during this three year period.

The Company had $4.1 million in cash and cash equivalents as well as a line of credit to borrow an additional $26.7 million as of August 30, 1997. The Company believes its ability to generate cash from operations will adequately cover its foreseeable capital requirements.


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

Eleven Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)             1997      1996       1995       1994       1993       1992       1991       1990
-----------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                        $419,093   $391,794   $355,041   $318,039   $287,728   $268,190   $250,432   $226,682
Income from
 operations, before
 depreciation and
 amortization                     70,387     61,729     53,725     50,369     47,199     42,010     38,562     38,749
Depreciation and
 amortization                     23,386     20,814     19,194     17,912     16,454     15,999     14,229     12,422
Income from
 operations                       47,001     40,915     34,531     32,457     30,745     26,011     24,333     26,327
Interest expense
 (income), net                     2,118      2,398      2,787      2,513      2,669      4,098      4,320      3,513
Other income                          --         --         --         --         --         --         --         --
Provision for
 income taxes                     16,160     13,855     11,110     11,073     10,387      7,570      6,803      8,516
Net income                        28,723     24,662     20,634     18,871     17,689     14,343 *   13,210     14,298
-----------------------------------------------------------------------------------------------------------------------

Financial Position at Year End
Total assets                    $339,626   $302,378   $272,691   $250,160   $219,064   $212,097   $204,398   $189,411
Long-term obligations             40,837     39,365     36,376     41,602     32,231     47,641     52,032     53,134
Shareholders' equity             217,192    191,109    168,596    149,472    132,723    117,329    105,888     93,739
-----------------------------------------------------------------------------------------------------------------------

Financial Ratios
Net income
 as a % of revenues                  6.9%       6.3%       5.8%       5.9%       6.1%       5.3%       5.3%       6.3%
Return on average
  shareholders' equity              14.1%      13.7%      13.0%      13.4%      14.1%      12.9%      13.2%      16.4%
-----------------------------------------------------------------------------------------------------------------------

Weighted average number
 of shares outstanding            20,511     20,511     20,511     20,506     20,453     20,451     20,426     20,431
-----------------------------------------------------------------------------------------------------------------------

Per Share Data
Revenues                        $  20.43   $  19.10   $  17.31   $  15.51   $  14.07   $  13.11   $  12.26   $  11.09
Income from
 operations, before
 depreciation and
 amortization                       3.43       3.01       2.62       2.46       2.31       2.05       1.89       1.90
Net Income
  Primary                           1.40       1.20       1.01       0.92       0.86       0.70       0.65       0.70
  Fully diluted                     1.40       1.20       1.01       0.92       0.86       0.67       0.63       0.67
Shareholders' equity               10.59       9.32       8.22       7.29       6.49       5.74       5.18       4.59
Dividends
 Common stock                        .12        .11        .10        .10        .10        .06        .06        .06
 Class B common stock                .10        .09        .08        .08        .04         --         --         --
-----------------------------------------------------------------------------------------------------------------------

Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.

 * Amount reflects income before extraordinary item and accounting change. Net income was $12,923.

UniFirst Corporation and Subsidiaries



Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)             1989         1988       1987
-----------------------------------------------------------------
Summary of Operations
Revenues                         $212,731     $196,296   $159,900
Income from
 operations, before
 depreciation and
 amortization                      35,768       32,207     28,161
Depreciation and
 amortization                      12,309       12,298     10,494
Income from
 operations                        23,459       19,909     17,667
Interest expense
 (income), net                      4,880        5,965      4,622
Other income                           --         --        1,300
Provision for
 income taxes                       6,968        5,289      6,530
Net income                         11,611        8,655      7,815
-----------------------------------------------------------------

Financial Position at Year End
Total assets                     $172,389     $171,010   $166,304
Long-term obligations              53,735       66,476     69,505
Shareholders' equity               80,249       69,127     60,681
-----------------------------------------------------------------

Financial Ratios
Net income
 as a % of revenues                   5.5%         4.4%       4.9%
Return on average
  shareholders' equity               15.6%        13.3%      13.7%
-----------------------------------------------------------------

Weighted average number
 of shares outstanding             20,353       20,168     20,158
-----------------------------------------------------------------

Per Share Data
Revenues                         $  10.45     $   9.73   $   7.93
Income from
 operations, before
 depreciation and
 amortization                        1.76         1.60       1.40
Net Income
  Primary                            0.57         0.43       0.39
  Fully diluted                      0.56         0.43       0.39
Shareholders' equity                 3.94         3.43       3.01
Dividends
 Common stock                         .05          .05        .05
 Class B common stock                  --           --         --
-----------------------------------------------------------------

Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

                                                                    August 30,           August 31,
                                                                          1997                 1996
---------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                     $   4,054,000        $   3,425,000
  Receivables, less reserves of $1,299,000 in 1997
     and $843,000 in 1996                                          39,431,000           36,634,000
  Inventories                                                      19,497,000           17,053,000
  Rental merchandise in service                                    40,013,000           37,973,000
  Prepaid expenses                                                    149,000              127,000
--------------------------------------------------------------------------------------------------
          Total current assets                                    103,144,000           95,212,000
--------------------------------------------------------------------------------------------------
Property and equipment:
  Land, buildings and leasehold improvements                      137,281,000          119,346,000
  Machinery and equipment                                         142,242,000          120,671,000
  Motor vehicles                                                   37,276,000           33,278,000
--------------------------------------------------------------------------------------------------
                                                                  316,799,000          273,295,000
  Less - accumulated depreciation                                 128,532,000          113,191,000
--------------------------------------------------------------------------------------------------
                                                                  188,267,000          160,104,000
--------------------------------------------------------------------------------------------------
Other assets                                                       48,215,000           47,062,000
--------------------------------------------------------------------------------------------------
                                                                $ 339,626,000        $ 302,378,000
==================================================================================================


Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term obligations                   $   1,040,000        $   1,058,000
  Notes payable                                                     3,213,000            2,757,000
  Accounts payable                                                 13,085,000           11,697,000
  Accrued liabilities                                              45,637,000           37,371,000
  Accrued and deferred income taxes                                 2,555,000            3,679,000
--------------------------------------------------------------------------------------------------
          Total current liabilities                                65,530,000           56,562,000
--------------------------------------------------------------------------------------------------
Long-term obligations, net of current maturities                   39,797,000           38,307,000
Deferred income taxes                                              17,107,000           16,400,000
--------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares
     authorized; none issued                                             --                   --
  Common stock, $.10 par value; 30,000,000 shares
     authorized; issued and outstanding 7,898,864
     shares in 1997 and 7,886,664 shares in 1996                      790,000              789,000
  Class B Common stock, $.10 par value; 20,000,000
     shares authorized; issued and outstanding 12,611,744
     shares in 1997 and 12,623,944 shares in 1996                   1,261,000            1,262,000
  Capital surplus                                                   7,078,000            7,078,000
  Retained earnings                                               208,949,000          182,384,000
  Cumulative translation adjustment                                  (886,000)            (404,000)
--------------------------------------------------------------------------------------------------
          Total shareholders' equity                              217,192,000          191,109,000
--------------------------------------------------------------------------------------------------
                                                                $ 339,626,000        $ 302,378,000
==================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year Ended                                               August 30,             August 31,             August 26,
                                                               1997                   1996                   1995
-----------------------------------------------------------------------------------------------------------------

Revenues                                              $ 419,093,000          $ 391,794,000          $ 355,041,000
-----------------------------------------------------------------------------------------------------------------

Cost and expenses:
  Operating costs                                       256,896,000            240,672,000            222,205,000
  Selling and administrative expenses                    91,810,000             89,393,000             79,111,000
  Depreciation and amortization                          23,386,000             20,814,000             19,194,000
-----------------------------------------------------------------------------------------------------------------
                                                        372,092,000            350,879,000            320,510,000
-----------------------------------------------------------------------------------------------------------------

Income from operations                                   47,001,000             40,915,000             34,531,000
-----------------------------------------------------------------------------------------------------------------

Interest expense (income):
  Interest expense                                        2,351,000              2,659,000              2,963,000
  Interest income                                          (233,000)              (261,000)              (176,000)
-----------------------------------------------------------------------------------------------------------------
                                                          2,118,000              2,398,000              2,787,000
-----------------------------------------------------------------------------------------------------------------

Income before income taxes                               44,883,000             38,517,000             31,744,000
Provision for income taxes                               16,160,000             13,855,000             11,110,000
-----------------------------------------------------------------------------------------------------------------

Net income                                            $  28,723,000          $  24,662,000          $  20,634,000
=================================================================================================================


Weighted average number of shares outstanding            20,510,608             20,510,608             20,510,608
=================================================================================================================


Net income per share                                  $        1.40          $        1.20          $        1.01
=================================================================================================================


Dividends per share:
  Common stock                                        $        0.12          $        0.11          $        0.10
  Class B common stock                                $        0.10          $        0.09          $        0.08
=================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

                                             Class B                     Class B                                    Cumulative
                               Common         Common       Common         Common       Capital          Retained    Translation
                               Shares         Shares        Stock          Stock       Surplus          Earnings    Adjustment
------------------------------------------------------------------------------------------------------------------------------
Balance, August 27, 1994    7,884,644     12,625,964     $788,000    $ 1,263,000     $7,042,000    $ 140,866,000     $(487,000)
Net income                         --             --           --             --             --       20,634,000            --
Dividends                          --             --           --             --             --       (1,799,000)           --
Other                              --             --           --             --         36,000               --            --
Shares converted                2,000         (2,000)       1,000         (1,000)            --               --            --
Translation adjustment             --             --           --             --             --               --       253,000
------------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 1995    7,886,644     12,623,964      789,000      1,262,000      7,078,000      159,701,000      (234,000)
Net income                         --             --           --             --             --       24,662,000            --
Dividends                          --             --           --             --             --       (1,979,000)           --
Shares converted                   20            (20)          --             --             --               --            --
Translation adjustment             --             --           --             --             --               --      (170,000)
------------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1996    7,886,664     12,623,944      789,000      1,262,000      7,078,000      182,384,000      (404,000)
Net income                         --             --           --             --             --       28,723,000            --
Dividends                          --             --           --             --             --       (2,158,000)           --
Shares converted               12,200        (12,200)       1,000         (1,000)            --               --            --
Translation adjustment             --             --           --             --             --               --      (482,000)
------------------------------------------------------------------------------------------------------------------------------
Balance, August 30, 1997    7,898,864     12,611,744     $790,000    $ 1,261,000     $7,078,000    $ 208,949,000     $(886,000)
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended                                                                   August 30,          August 31,           August 26,
                                                                                   1997                1996                 1995
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                 $ 28,723,000        $ 24,662,000         $ 20,634,000
  Adjustments:
  Depreciation                                                               19,512,000          17,339,000           15,960,000
  Amortization of other assets                                                3,874,000           3,475,000            3,234,000
  Receivables                                                                (2,455,000)         (2,272,000)          (2,935,000)
  Inventories                                                                (2,485,000)           (370,000)            (938,000)
  Rental merchandise in service                                                (690,000)         (3,523,000)          (1,198,000)
  Prepaid expenses                                                              (22,000)             (9,000)              15,000
  Accounts payable                                                            1,401,000          (1,331,000)             476,000
  Accrued liabilities                                                         8,284,000           1,906,000            7,967,000
  Accrued and deferred income taxes                                          (1,102,000)           (191,000)          (1,572,000)
  Deferred income taxes                                                         715,000           1,812,000              899,000
---------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                  55,755,000          41,498,000           42,542,000
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired                              (7,309,000)        (18,245,000)          (7,226,000)
Capital expenditures                                                        (47,432,000)        (27,182,000)         (24,409,000)
Other assets, net                                                              (112,000)         (1,432,000)          (1,575,000)
---------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                     (54,853,000)        (46,859,000)         (33,210,000)
---------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Increase in debt                                                              3,533,000          12,762,000            4,079,000
Reduction of debt                                                            (1,648,000)         (7,886,000)          (9,879,000)
Cash dividends paid or payable                                               (2,158,000)         (1,979,000)          (1,799,000)
Other                                                                                --                  --               36,000
---------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                          (273,000)          2,897,000           (7,563,000)
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                            629,000          (2,464,000)           1,769,000
Cash and cash equivalents at beginning of year                                3,425,000           5,889,000            4,120,000
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $  4,054,000        $  3,425,000         $  5,889,000
=================================================================================================================================

Supplemental disclosure of cash flow information:
Interest paid                                                              $  2,327,000        $  2,691,000         $  3,010,000
Income taxes paid                                                          $ 16,577,000        $ 12,439,000         $ 11,712,000
=================================================================================================================================


     The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description
UniFirst Corporation is a leading company in the garment services business. The Company designs, manufactures, personalizes, rents, cleans, delivers and sells a variety of superior quality occupational garments, career apparel and imagewear programs to businesses of all kinds. The Company also decontaminates and cleans, in separate facilities, garments which may have been exposed to radioactive materials.

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

Fiscal Year
The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 1997 was a 52 week year, while fiscal 1996 had 53 weeks and 1995 had 52 weeks.

Inventories
Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,240,000 and $1,195,000 higher at August 30, 1997 and August 31, 1996, respectively.

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

Net Income Per Share
Net income per share is calculated using the weighted average number of common shares outstanding during the year. There were no common equivalent shares outstanding in 1995, 1996 or 1997.

Cash Flow Disclosures
Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

2.  ACQUISITIONS

Information relating to the acquisitions of industrial laundry businesses which were accounted for as purchases is as follows:

Year ended                                                    August 30,       August 31,       August 26,
                                                                   1997             1996             1995
----------------------------------------------------------------------------------------------------------
Fair market value of assets acquired                          $7,413,000      $18,360,000       $8,688,000
Liabilities assumed or created                                   104,000          115,000        1,462,000
                                                       ---------------------------------------------------
Acquisition of businesses, net of cash acquired               $7,309,000      $18,245,000       $7,226,000
                                                       ===================================================

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

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

3.  INCOME TAXES

The provision for income taxes consists of the following:
Year ended                                                               August 30,          August 31,           August 26,
                                                                               1997                1996                 1995
-----------------------------------------------------------------------------------------------------------------------------
Current:
Federal and Foreign                                                    $ 14,259,000       $   8,615,000         $ 10,597,000
State                                                                     2,039,000           2,584,000            1,818,000
-----------------------------------------------------------------------------------------------------------------------------
                                                                         16,298,000          11,199,000           12,415,000
-----------------------------------------------------------------------------------------------------------------------------
Deferred:
Federal and Foreign                                                        (762,000)          2,295,000           (1,516,000)
State                                                                       624,000             361,000              211,000
-----------------------------------------------------------------------------------------------------------------------------
                                                                           (138,000)          2,656,000           (1,305,000)
-----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 16,160,000        $ 13,855,000         $ 11,110,000
=============================================================================================================================


The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

Year ended                                                               August 30,          August 31,           August 26,
                                                                               1997                1996                 1995
-----------------------------------------------------------------------------------------------------------------------------
Income taxes at the statutory federal
   income tax rate                                                     $ 15,709,000        $ 13,481,000         $ 11,110,000
Puerto Rico exempt income                                                  (988,000)           (877,000)            (678,000)
Corporate-Owned Life Insurance                                             (775,000)           (770,000)            (825,000)
State income taxes                                                        1,450,000           1,222,000            1,170,000
Foreign income taxes                                                        567,000             262,000               99,000
Other                                                                       197,000             537,000              234,000
----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 16,160,000        $ 13,855,000         $ 11,110,000
=============================================================================================================================

The Company's Puerto Rico subsidiary's income is 90% exempt from Puerto Rico income taxes through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's net deferred tax liabilities are as follows:

                                                                         August 30,          August 31,           August 26,
                                                                               1997                1996                 1995
-----------------------------------------------------------------------------------------------------------------------------
Rental merchandise in service                                          $ 14,429,000        $ 13,814,000         $ 12,626,000
Tax in excess of book depreciation                                       15,533,000          14,836,000           12,906,000
Accruals and other                                                       (9,324,000)         (7,819,000)          (7,248,000)
-----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 20,638,000        $ 20,831,000         $ 18,284,000
=============================================================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


4.  LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

                                                                   August 30,            August 31,
                                                                         1997                  1996
----------------------------------------------------------------------------------------------------
Unsecured revolving credit agreement with two banks,
 interest rates of 6.19% and 5.75%, respectively               $   33,279,000         $  30,525,000

Notes payable, interest from 5.2% - 8.5%, payable
 in various installments through 2005                               4,782,000             5,252,000

Amounts due for restrictive covenants and other,
 payable in various installments through 2005                       2,776,000             3,588,000

----------------------------------------------------------------------------------------------------
                                                                   40,837,000            39,365,000
----------------------------------------------------------------------------------------------------
Less - current maturities                                           1,040,000             1,058,000
----------------------------------------------------------------------------------------------------
                                                               $   39,797,000         $  38,307,000
====================================================================================================

Aggregate current maturities of long-term obligations for each of the next five years are $1,040,000, $1,038,000, $34,044,000, $862,000, $891,000 and $2,962,000
thereafter.

The Company's unsecured revolving credit agreement runs through December 31, 1999. As of August 30, 1997, the maximum line of credit was $60,000,000.

In 1996 the Company entered into an interest rate swap agreement with a bank, notional amount $15,000,000, maturing December 12, 1998. The Company pays a fixed rate of 5.53% and receives a variable rate tied to the LIBOR rate. As of August 30, 1997 the variable rate was 5.72%.

Certain of the long-term obligations contain among other things, provisions regarding net worth and debt coverage. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $133,357,000 as of August 30, 1997. Certain notes payable are guaranteed or secured by assets of the Company.

As of August 30, 1997 and August 31, 1996, the fair market values of the Company's outstanding debt and swap agreement approximate their carrying value.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


5.  EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The amount of the Company's contribution is determined at the discretion of the Company. Contributions charged to expense under the plan were $4,882,000 in 1997, $4,184,000 in 1996 and $3,508,000 in 1995.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $279,000 in 1997, $221,000 in 1996 and $156,000 in 1995. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.


6.  OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are as follows:
                                                                                 August 30,           August 31,
                                                                                       1997                 1996
-----------------------------------------------------------------------------------------------------------------
Customer contracts, restrictive covenants and other assets arising from acquisitions, less accumulated amortization
 of $19,433,000 and $18,884,000, respectively                                   $24,804,000          $22,697,000
Goodwill, less accumulated amortization
 of $3,455,000 and $2,876,000, respectively                                      21,389,000           21,250,000
Other                                                                             2,022,000            3,115,000
-----------------------------------------------------------------------------------------------------------------
                                                                                $48,215,000          $47,062,000
=================================================================================================================


7.  ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are as follows:
                                                                                 August 30,         August 31,
                                                                                       1997               1996
---------------------------------------------------------------------------------------------------------------
Insurance                                                                       $17,735,000        $16,100,000
Payroll related                                                                  13,818,000         13,254,000
Other                                                                            14,084,000          8,017,000
---------------------------------------------------------------------------------------------------------------
                                                                                $45,637,000        $37,371,000
===============================================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

8.  COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company leases certain buildings from independent parties. Total rent expense on all leases was $2,401,000 in 1997, $2,108,000 in 1996 and $1,867,000
in 1995.

Annual minimum lease commitments for all years subsequent to August 30, 1997 are $2,193,000 in 1998, $1,434,000 in 1999, $772,000 in 2000, $471,000 in 2001,
$222,000 in 2002 and $55,000 thereafter.

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

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of $18,182,000 and $16,332,000 outstanding as of August 30, 1997 and August 31, 1996, respectively.

9.  SHAREHOLDERS' EQUITY

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

The Company adopted an incentive stock option plan in November, 1996 and reserved 150,000 shares of common stock for issue under the plan. As of August 30, 1997 no options had been granted under the plan.

Report of Independent Public Accountants


To the Board of Directors and Shareholders of UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 30, 1997 and August 31, 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniFirst Corporation and subsidiaries as of August 30, 1997 and August 31, 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 30, 1997, in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP


Boston, Massachusetts
November 5, 1997

Quarterly Financial Data (Unaudited)
UniFirst Corporation and Subsidiaries

The following is a summary of the results of operations for each of the quarters within the years ended August 30, 1997 and August 31, 1996.

(In thousands, except per share amounts)


                                                        First                 Second                 Third                Fourth
1997                                                  Quarter                Quarter               Quarter               Quarter
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                             $103,976               $102,064              $107,124              $105,929
Income before income taxes                             12,274                  8,638                11,535                12,436
Net income                                              7,855                  5,529                 7,382                 7,957

Weighted average shares outstanding                    20,511                 20,511                20,511                20,511
Net income per share                                    $0.38                  $0.27                 $0.36                 $0.39
=================================================================================================================================

                                                        First                 Second                 Third                Fourth
1996                                                  Quarter                Quarter               Quarter               Quarter
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                              $95,413               $100,825               $98,554               $97,002
Income before income taxes                             10,578                  7,712                10,313                 9,914
Net income                                              6,770                  4,936                 6,600                 6,356

Weighted average shares outstanding                    20,511                 20,511                20,511                20,511
Net income per share                                    $0.33                  $0.24                 $0.32                 $0.31
=================================================================================================================================


Common Stock Prices and Dividends Per Share
For the Years Ended August 30, 1997 and August 31, 1996:
                                                              Price Per Share                              Dividends Per Share
                                                                                                   Class B
1997                                                    High                   Low               Common Stock          Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
First Quarter                                         $21 3/4                $18 1/4                $0.024                $0.030
Second Quarter                                         23                     20 1/8                 0.024                 0.030
Third Quarter                                          21 1/8                 18 3/4                 0.024                 0.030
Fourth Quarter                                         25 1/2                 18 7/8                 0.024                 0.030
===================================================================================================================================

                                                              Price Per Share                           Dividends Per Share
                                                                                                   Class B
1996                                                    High                   Low               Common Stock          Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
First Quarter                                         $15 5/8                $13 1/2                $0.020                $0.025
Second Quarter                                         19 1/2                 15 1/8                 0.020                 0.025
Third Quarter                                          25 1/4                 17 7/8                 0.024                 0.030
Fourth Quarter                                         23                     19 1/4                 0.024                 0.030
===================================================================================================================================


The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of November 5, 1997 were 165 and 19 respectively.