Form 10-K, Exhibit 13
period 1998-08-29
UNIFIRST CORP
filed 1998-11-25
CIK 717954

                                                                      EXHIBIT 13

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

                                                                       August 29,                 August 30,
                                                                             1998                       1997
-------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                         $   5,330,000              $   4,054,000
  Receivables, less reserves of $1,529,000 in 1998
     and $1,299,000 in 1997                                            42,127,000                 39,431,000
  Inventories                                                          24,152,000                 19,497,000
  Rental merchandise in service                                        42,971,000                 40,013,000
  Prepaid expenses                                                        188,000                    149,000
-------------------------------------------------------------------------------------------------------------
           Total current assets                                       114,768,000                103,144,000
-------------------------------------------------------------------------------------------------------------
Property and equipment:
  Land, buildings and leasehold improvements                          150,853,000                137,281,000
  Machinery and equipment                                             165,762,000                142,242,000
  Motor vehicles                                                       41,608,000                 37,276,000
-------------------------------------------------------------------------------------------------------------
                                                                      358,223,000                316,799,000
  Less - accumulated depreciation                                     147,261,000                128,532,000
-------------------------------------------------------------------------------------------------------------
                                                                      210,962,000                188,267,000
-------------------------------------------------------------------------------------------------------------
Other assets                                                           50,400,000                 48,215,000
-------------------------------------------------------------------------------------------------------------
                                                                    $ 376,130,000              $ 339,626,000
=============================================================================================================


Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term obligations                       $   1,194,000              $   1,040,000
  Notes payable                                                         2,511,000                  3,213,000
  Accounts payable                                                     14,109,000                 13,085,000
  Accrued liabilities                                                  45,101,000                 45,637,000
  Accrued and deferred income taxes                                     2,540,000                  2,555,000
-------------------------------------------------------------------------------------------------------------
           Total current liabilities                                   65,455,000                 65,530,000
-------------------------------------------------------------------------------------------------------------
Long-term obligations, net of current maturities                       45,955,000                 39,797,000
Deferred income taxes                                                  18,346,000                 17,107,000
-------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares
     authorized; none issued                                                   --                         --
  Common stock, $.10 par value; 30,000,000 shares
     authorized; issued and outstanding 10,216,864
     shares in 1998 and 7,898,864 shares in 1997                        1,022,000                    790,000
  Class B common stock, $.10 par value; 20,000,000
     shares authorized; issued and outstanding 10,293,744
     shares in 1998 and 12,611,744 shares in 1997                       1,029,000                  1,261,000
  Capital surplus                                                       7,078,000                  7,078,000
  Retained earnings                                                   239,952,000                208,949,000
  Cumulative translation adjustment                                    (2,707,000)                  (886,000)
-------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                  246,374,000                217,192,000
-------------------------------------------------------------------------------------------------------------
                                                                    $ 376,130,000              $ 339,626,000
=============================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year Ended                                                 August 29,                 August 30,                   August 31,
                                                                 1998                       1997                         1996
------------------------------------------------------------------------------------------------------------------------------

Revenues                                                $ 448,052,000              $ 419,093,000                $ 391,794,000
------------------------------------------------------------------------------------------------------------------------------
Cost and expenses:
  Operating costs                                         269,660,000                256,896,000                  240,672,000
  Selling and administrative expenses                      97,588,000                 91,810,000                   89,393,000
  Depreciation and amortization                            26,629,000                 23,386,000                   20,814,000
------------------------------------------------------------------------------------------------------------------------------
                                                          393,877,000                372,092,000                  350,879,000
------------------------------------------------------------------------------------------------------------------------------

Income from operations                                     54,175,000                 47,001,000                   40,915,000
------------------------------------------------------------------------------------------------------------------------------

Interest expense (income):
  Interest expense                                          2,613,000                  2,351,000                    2,659,000
  Interest income                                            (297,000)                  (233,000)                    (261,000)
------------------------------------------------------------------------------------------------------------------------------
                                                            2,316,000                  2,118,000                    2,398,000
------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                 51,859,000                 44,883,000                   38,517,000
Provision for income taxes                                 18,669,000                 16,160,000                   13,855,000
------------------------------------------------------------------------------------------------------------------------------

Net income                                              $  33,190,000              $  28,723,000                $  24,662,000
==============================================================================================================================


Weighted average number of shares outstanding              20,510,608                 20,510,608                   20,510,608
==============================================================================================================================


Net income per share - basic & diluted                  $        1.62              $        1.40                $        1.20
==============================================================================================================================


Dividends per share:
  Common stock                                          $        0.12              $        0.12                $        0.11
  Class B common stock                                           0.10                       0.10                         0.09
==============================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

                                            Class B                       Class B                                        Cumulative
                               Common        Common         Common         Common         Capital          Retained     Translation
                               Shares        Shares          Stock          Stock         Surplus          Earnings      Adjustment
------------------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 1995    7,886,644    12,623,964    $   789,000    $ 1,262,000     $ 7,078,000     $ 159,701,000    $   (234,000)
Net income                         --            --             --             --              --        24,662,000              --
Dividends                          --            --             --             --              --        (1,979,000)             --
Shares converted                   20           (20)            --             --              --                --              --
Translation adjustment             --            --             --             --              --                --        (170,000)
------------------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1996    7,886,664    12,623,944        789,000      1,262,000       7,078,000       182,384,000        (404,000)
Net income                         --            --             --             --              --        28,723,000              --
Dividends                          --            --             --             --              --        (2,158,000)             --
Shares converted               12,200       (12,200)         1,000         (1,000)             --                --              --
Translation adjustment             --            --             --             --              --                --        (482,000)
------------------------------------------------------------------------------------------------------------------------------------
Balance, August 30, 1997    7,898,864    12,611,744        790,000      1,261,000       7,078,000       208,949,000        (886,000)
Net income                         --            --             --             --              --        33,190,000              --
Dividends                          --            --             --             --              --        (2,187,000)             --
Shares converted            2,318,000    (2,318,000)       232,000       (232,000)             --                --              --
Translation adjustment             --            --             --             --              --                --      (1,821,000)
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================
Balance, August 29, 1998   10,216,864    10,293,744    $ 1,022,000    $ 1,029,000     $ 7,078,000     $ 239,952,000    $ (2,707,000)
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended                                                      August 29,              August 30,               August 31,
                                                                      1998                    1997                     1996
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                    $ 33,190,000            $ 28,723,000             $ 24,662,000
  Adjustments:
  Depreciation                                                  22,074,000              19,512,000               17,339,000
  Amortization of other assets                                   4,555,000               3,874,000                3,475,000
  Receivables                                                   (2,691,000)             (2,455,000)              (2,272,000)
  Inventories                                                   (4,684,000)             (2,485,000)                (370,000)
  Rental merchandise in service                                 (2,627,000)               (690,000)              (3,523,000)
  Prepaid expenses                                                 (41,000)                (22,000)                  (9,000)
  Accounts payable                                               1,022,000               1,401,000               (1,331,000)
  Accrued liabilities                                             (416,000)              8,284,000                1,906,000
  Accrued and deferred income taxes                                 83,000              (1,102,000)                (191,000)
  Deferred income taxes                                          1,302,000                 715,000                1,812,000
----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                     51,767,000              55,755,000               41,498,000
----------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired                 (7,470,000)             (7,309,000)             (18,245,000)
Capital expenditures                                           (43,052,000)            (47,432,000)             (27,182,000)
Other assets, net                                               (3,479,000)               (112,000)              (1,432,000)
----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                        (54,001,000)            (54,853,000)             (46,859,000)
----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Increase in debt                                                 7,405,000               3,533,000               12,762,000
Reduction of debt                                               (1,708,000)             (1,648,000)              (7,886,000)
Cash dividends paid or payable                                  (2,187,000)             (2,158,000)              (1,979,000)
----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities            3,510,000                (273,000)               2,897,000
----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents             1,276,000                 629,000               (2,464,000)
Cash and cash equivalents at beginning of year                   4,054,000               3,425,000                5,889,000
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $  5,330,000            $  4,054,000             $  3,425,000
============================================================================================================================

Supplemental disclosure of cash flow information:
Interest paid                                                 $  2,613,000            $  2,327,000             $  2,691,000
Income taxes paid                                               17,445,000              16,577,000               12,439,000
============================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description
UniFirst Corporation is a leader in the uniform and textile services business. The Company designs, manufactures, personalizes, rents, cleans, delivers and sells a variety of high quality occupational garments, career apparel and imagewear programs to businesses of all kinds. The Company also decontaminates and cleans, in separate facilities, garments which may have been exposed to radioactive materials.

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

Fiscal Year
The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 1998 and fiscal 1997 had 52 weeks, while fiscal 1996 had 53 weeks.

Inventories
Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,173,000 and $1,240,000 higher at August 29, 1998 and August 30, 1997, respectively.

Rental Merchandise in Service
Rental merchandise in service, stated at cost less amortization, is being amortized on a straight-line basis over the estimated service lives (primarily 15 months) of the merchandise. In July 1998 the Company changed the estimated service lives and related amortization periods for rental merchandise in service, from primarily 12 months to primarily 15 months. This resulted in approximately $2.0 million, or 0.4% of revenues, less in garment amortization expense than if the amortization period had not been changed.

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

Net Income Per Share
Net income per share is calculated using the weighted average number of common and dilutive potential common shares outstanding during the year. There were no dilutive potential common shares outstanding in 1996, 1997 or 1998.

Cash Flow Disclosures
Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

2.  ACQUISITIONS

Information relating to the acquisition of industrial laundry businesses which were accounted for as purchases is as follows:

Year ended                                             August 29,          August 30,          August 31,
                                                            1998                1997                1996
---------------------------------------------------------------------------------------------------------

Fair market value of assets acquired                 $ 7,505,000         $ 7,413,000        $ 18,360,000
Liabilities assumed or created                            35,000             104,000             115,000
                                                     ----------------------------------------------------
Acquisition of businesses, net of cash acquired      $ 7,470,000         $ 7,309,000        $ 18,245,000
                                                     ====================================================

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

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

3.  INCOME TAXES

The provision for income taxes consists of the following:

Year ended                                  August 29,             August 30,               August 31,
                                                 1998                   1997                     1996
------------------------------------------------------------------------------------------------------
Current:
Federal and Foreign                      $ 18,328,000           $ 14,259,000             $  8,615,000
State                                       3,033,000              2,039,000                2,584,000
------------------------------------------------------------------------------------------------------
                                           21,361,000             16,298,000               11,199,000
------------------------------------------------------------------------------------------------------
Deferred:
Federal and Foreign                        (1,875,000)              (762,000)               2,295,000
State                                        (817,000)               624,000                  361,000
------------------------------------------------------------------------------------------------------
                                           (2,692,000)              (138,000)               2,656,000
------------------------------------------------------------------------------------------------------
                                         $ 18,669,000           $ 16,160,000             $ 13,855,000
======================================================================================================

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:


Year ended                                      August 29,         August 30,               August 31,
                                                     1998               1997                     1996
------------------------------------------------------------------------------------------------------
Income taxes at the statutory federal
   income tax rate                           $ 18,151,000       $ 15,709,000             $ 13,481,000
Puerto Rico exempt income                      (1,062,000)          (988,000)                (877,000)
Corporate-Owned Life Insurance                   (850,000)          (775,000)                (770,000)
State income taxes                              1,434,000          1,450,000                1,222,000
Foreign income taxes                              265,000            567,000                  262,000
Other                                             731,000            197,000                  537,000
------------------------------------------------------------------------------------------------------
                                             $ 18,669,000       $ 16,160,000             $ 13,855,000
======================================================================================================

The Company's Puerto Rico subsidiary's income is 90% exempt from Puerto Rico income taxes through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's net deferred tax liabilities are as follows:

                                                August 29,         August 30,               August 31,
                                                     1998               1997                     1996
------------------------------------------------------------------------------------------------------
Rental merchandise in service                $ 15,470,000       $ 14,429,000             $ 13,814,000
Tax in excess of book depreciation             15,713,000         15,533,000               14,836,000
Accruals and other                            (13,274,000)        (9,324,000)              (7,819,000)
------------------------------------------------------------------------------------------------------
                                             $ 17,909,000       $ 20,638,000             $ 20,831,000
======================================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


4.  LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

                                                                      August 29,               August 30,
                                                                           1998                     1997
---------------------------------------------------------------------------------------------------------
Unsecured revolving credit agreement with two banks,
 interest rates of 6.06% and 6.19%, respectively                   $ 40,275,000              $33,279,000

Notes payable, interest from 5.2% - 8.5%, payable
 in various installments through 2005                                 4,798,000                4,782,000

Amounts due for restrictive covenants and other,
 payable in various installments through 2005                         2,076,000                2,776,000

---------------------------------------------------------------------------------------------------------
                                                                     47,149,000               40,837,000
---------------------------------------------------------------------------------------------------------
Less - current maturities                                             1,194,000                1,040,000
---------------------------------------------------------------------------------------------------------
                                                                   $ 45,955,000              $39,797,000
=========================================================================================================

Aggregate current maturities of long-term obligations for each of the next five years are $1,194,000, $41,116,000, $938,000, $891,000, $673,000 and $2,337,000
thereafter.

The Company's unsecured revolving credit agreement runs through December 31, 1999. As of August 29, 1998, the maximum line of credit was $60,000,000.

In 1996 the Company entered into an interest rate swap agreement with a bank, notional amount $15,000,000, maturing December 12, 1998. The Company pays a fixed rate of 5.53% and receives a variable rate tied to the LIBOR rate. As of August 29, 1998 the variable rate was 5.63%.

Certain of the long-term obligations contain among other things, provisions regarding net worth and debt coverage. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $149,952,000 as of August 29, 1998. Certain notes payable are guaranteed or secured by assets of the Company.

As of August 29, 1998 and August 30, 1997, the fair market values of the Company's outstanding debt and swap agreement approximate their carrying value.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


5.  EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The amount of the Company's contribution is determined at the discretion of the Company. Contributions charged to expense under the plan were $5,649,000 in 1998, $4,882,000 in 1997 and $4,184,000 in 1996.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $389,000 in 1998, $279,000 in 1997 and $221,000 in 1996. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.


6.  OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are as follows:

                                                                                               August 29,               August 30,
                                                                                                    1998                     1997
----------------------------------------------------------------------------------------------------------------------------------
Customer contracts, restrictive covenants and other assets
 arising from acquisitions, less accumulated amortization
 of $23,272,000 and $19,433,000, respectively                                                $24,107,000              $24,804,000
Goodwill, less accumulated amortization
 of $4,162,000 and $3,455,000, respectively                                                   24,208,000               21,389,000
Other                                                                                          2,085,000                2,022,000
----------------------------------------------------------------------------------------------------------------------------------
                                                                                             $50,400,000              $48,215,000
==================================================================================================================================


7.  ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are as follows:

                                                                                               August 29,               August 30,
                                                                                                    1998                     1997
----------------------------------------------------------------------------------------------------------------------------------
Insurance                                                                                    $17,921,000              $17,735,000
Payroll related                                                                               15,748,000               13,818,000
Other                                                                                         11,432,000               14,084,000
----------------------------------------------------------------------------------------------------------------------------------
                                                                                             $45,101,000              $45,637,000
==================================================================================================================================

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


8.  COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company leases certain buildings from independent parties. Total rent expense on all leases was $2,685,000 in 1998, $2,401,000 in 1997 and $2,108,000
in 1996.

Annual minimum lease commitments for all years subsequent to August 29, 1998 are $2,346,000 in 1999, $1,534,000 in 2000, $1,136,000 in 2001, $610,000 in 2002,
$319,000 in 2003 and $15,000 thereafter.

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

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of $15,118,000 and $18,182,000 outstanding as of August 29, 1998 and August 30, 1997, respectively.

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

The Company adopted an incentive stock option plan in November, 1996 and reserved 150,000 shares of common stock for issue under the plan. As of August 29, 1998 no options had been granted under the plan.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 29, 1998 and August 30, 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniFirst Corporation and subsidiaries as of August 29, 1998 and August 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 29, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP



Boston, Massachusetts
November 3, 1998

Management's Discussion and Analysis of Financial Condition and Results of Operations

UniFirst Corporation and Subsidiaries

Fiscal Year Ended August 29, 1998 Compared with Fiscal Year Ended August 30,
1997

Revenues. In 1998 revenues increased 6.9% to $448.1 million as compared with $419.1 million for 1997. This increase can be attributed to growth from existing operations (5.0%), acquisitions (0.9%) and price increases (1.0%). Growth from existing operations was primarily from the conventional uniform rental business. The increase in revenues from acquisitions resulted from three acquisitions made in fiscal 1997 (two in Massachusetts in February and August 1997 and one in Vancouver, British Columbia in April 1997) and two acquisitions made in fiscal 1998 (one in California in March 1998, and one in Alabama in June 1998).

Operating Costs. Operating costs increased to $269.7 million for 1998 as compared with $256.9 million for 1997 as a result of costs associated with increased revenues, but declined to 60.2% from 61.3% as a percentage of revenues for these periods. The improvement in operating costs as a percentage of revenues was due primarily to the Company's continued focus on controlling costs. In July 1998 the Company changed the estimated service lives and related amortization periods for rental merchandise in service, from primarily 12 months to primarily 15 months. This resulted in approximately $2.0 million, or 0.4% of revenues, less in garment amortization expense than if the amortization period had not been changed.

Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $97.6 million for 1998 as compared with $91.8 million for 1997, primarily due to increased sales personnel and other costs to support the Company's increased revenues. The Company's selling and administrative expenses as a percentage of revenues decreased slightly to 21.8% in 1998 from 21.9% in 1997.

Depreciation and Amortization. The Company's depreciation and amortization expense increased to $26.6 million, or 5.9% of revenues, for 1998 as compared with $23.4 million, or 5.6% of revenues, for 1997. This increase was due primarily to increased capital expenditures for the Company's new distribution center in Owensboro, KY and information systems hardware and software to upgrade certain Company-wide systems.

Net Interest Expense. Net interest expense was $2.3 million for 1998 as compared to $2.1 million in 1997. The increase was attributable primarily to higher debt levels, offset by lower interest rates, during 1998. Net interest expense was 0.5% of revenues for each period.

Income Taxes. The Company's effective income tax rate was 36.0% in both 1998 and 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

UniFirst Corporation and Subsidiaries

Fiscal Year Ended August 30, 1997 Compared with Fiscal Year Ended August 31,
1996

Revenues. In 1997 revenues increased 7.0% to $419.1 million as compared with $391.8 million for 1996. This increase can be attributed to growth from existing operations (5.5%), acquisitions (2.4%) and price increases (1.0%), offset by one week less of revenue in 1997 (1.9%). Growth from existing operations was primarily from the conventional rental business. The increase in revenues attributable to acquisitions primarily resulted from three 1996 acquisitions made in California, Michigan and Oklahoma.

Operating Costs. Operating costs increased to $256.9 million for 1997 as compared with $240.7 million for 1996 as a result of costs associated with increased revenues. The Company's operating costs as a percentage of revenues decreased slightly to 61.3% in 1997 from 61.5% in 1996.

Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $91.8 million for 1997 as compared with $89.4 million in 1996, but declined to 21.9% of revenues in 1997 from 22.8% of revenues in 1996. The increase in selling and administrative expense was primarily attributable to commissions and other costs associated with increased staffing levels to support the expansion of the Company's business throughout the period. The decrease in selling and administrative expense as a percentage of revenues was primarily due to reduced professional services and consulting fees.

Depreciation and Amortization. The Company's depreciation and amortization expense increased to $23.4 million, or 5.6% of revenues, for 1997 as compared with $20.8 million, or 5.3% of revenues, for 1996. This increase in depreciation and amortization expense as a percentage of revenues was due primarily to increased capital expenditures to expand and update Company facilities in 1997.

Net Interest Expense. Net interest expense declined to $2.1 million, or 0.5% of revenues, in 1997 as compared to $2.4 million, or 0.6% of revenues, in 1996. The decrease was attributable to lower interest rates.

Income Taxes. The Company's effective income tax rate was 36.0% in both 1997 and 1996.


Liquidity and Capital Resources

Shareholders' equity at August 29, 1998 was $246.4 million, or 83.9% of total capitalization.

Net cash provided by operating activities was $51.8 million in fiscal 1998 and totaled $149.0 million for the three years ended August 29, 1998. These cash flows were used primarily to fund $117.7 million in capital expenditures to expand and update Company facilities, including construction of new facilities in Owensboro, Kentucky; Atlanta, Georgia; Pompano Beach, Florida; and Corpus Christi, Texas. Additionally, $33.0 million was used for acquisitions during this three year period.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

UniFirst Corporation and Subsidiaries

Liquidity and Capital Resources (continued)

The Company had $5.3 million in cash and $19.7 million available on its $60 million unsecured line of credit with two banks as of August 29, 1998. The Company believes its generated cash from operations and the Company's borrowing capacity will adequately cover its foreseeable capital requirements.

Seasonality

Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and of commencing start-up operations and related costs; the effectiveness of integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of the Company's customers; and price changes in response to competitive factors. In addition, the Company's operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Information Systems; Year 2000

The Company has made a substantial investment in its information systems and intends to spend significant amounts on its information systems in the future. The Company has been evaluating Year 2000 (Y2K) issues concerning the ability of systems to properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause complete system failures.

State of Readiness: The Company has used a five-step process to manage its Y2K program: 1. Inventory (identify items to be assessed for Y2K readiness); 2. Assessment (prioritize the inventoried items, assess and document their Y2K readiness and plan corrective actions); 3. Renovation/Upgrade (apply corrective actions); 4. Testing (verify corrective actions); 5. Implementation (implement new system). The Company believes that its recently developed account management system, which is used primarily for customer billing, accounts receivable and sales taxes, and the materials management and catalog sales systems which were installed at its Owensboro, KY facility are Y2K compliant. Additionally, as part of an ongoing IS initiative, the Company is in the process of installing a new third party payroll and human resources system which has been represented to be Y2K compliant -- implementation is planned for February, 1999. The Company has grouped the rest of its information systems and technology into 3 categories for its Y2K program: 1. Information Technology (computer hardware and software, including financial systems and electronic data interchange (EDI) interfaces);
2. Physical Plant (production equipment and facilities); 3. Extended Enterprise (suppliers and customers). The Company has, at a minimum, reached the renovation/upgrade step on all projects. Some projects are currently being tested and a number of projects have been implemented.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

UniFirst Corporation and Subsidiaries

Information Systems; Year 2000 (continued)

Costs: The Company expects that the total cost of its Y2K program will range from $1.0 to $1.5 million. As of August 29, 1998 the Company had spent approximately $0.5 million. These costs do not include the account management, Owensboro, KY and new payroll and human resources systems discussed above.

Risks of Y2K issues and Contingency Plans: Since the beginning of its Y2K program, the Company has focused its resources on the systems which are critical to its business operations. While the Company has addressed the Y2K risks within its control, there are other risks, such as utilities and other suppliers, which are beyond the immediate control of the Company. Based on current information, the Company believes that the Y2K problem will not have a material adverse effect on the results of operations of the Company. There can, however, be no assurances that Y2K remediation by others, including suppliers, will be properly completed, and failure to do so could have a material adverse effect on the results of operations of the Company. Contingency plans are in the process of being developed for all Y2K projects which are critical to the Company's business operations.

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

Safe Harbor for Forward Looking Statements

Forward looking statements contained in this annual report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include those indicated in the section entitled "Risk Factors" in the Company's Prospectus, dated March 18, 1998, as well as the risks and uncertainties relating to the centralization of certain of the Company's operations at its Owensboro, KY distribution facility, the Company's handling of the Year 2000 issue, and the Company's ability to control manufacturing and operating costs. When used in this annual report, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company are included to identify such forward looking statements.

Quarterly Financial Data (Unaudited)
UniFirst Corporation and Subsidiaries


The following is a summary of the results of operations for each of the quarters within the years ended August 29, 1998 and August 30, 1997.

(In thousands, except per share amounts)

                                             First                    Second                     Third                   Fourth
1998                                       Quarter                   Quarter                   Quarter                  Quarter
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                  $112,402                  $109,344                  $114,066                 $112,240
Income before income taxes                  13,791                     9,779                    13,597                   14,692
Net income                                   8,826                     6,259                     8,702                    9,403

Weighted average shares outstanding         20,511                    20,511                    20,511                   20,511
Net income per share                      $   0.43                  $   0.31                  $   0.42                 $   0.46
================================================================================================================================

                                             First                    Second                     Third                   Fourth
1997                                       Quarter                   Quarter                   Quarter                  Quarter
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                  $103,976                  $102,064                  $107,124                 $105,929
Income before income taxes                  12,274                     8,638                    11,535                   12,436
Net income                                   7,855                     5,529                     7,382                    7,957

Weighted average shares outstanding         20,511                    20,511                    20,511                   20,511
Net income per share                      $   0.38                  $   0.27                  $   0.36                 $   0.39
================================================================================================================================


Common Stock Prices and Dividends Per Share
For the Years Ended August 29, 1998 and August 30, 1997:

                                                      Price Per Share                               Dividends Per Share
                                                                                                Class B
1998                                        High                       Low                   Common Stock             Common Stock
---------------------------------------------------------------------------------------------------------------------------------
First Quarter                             $25 13/16                   $22 1/4                    $0.024                   $0.030
Second Quarter                             28 1/16                     24 9/16                    0.024                    0.030
Third Quarter                              29                          25 1/2                     0.024                    0.030
Fourth Quarter                             29 1/2                      22                         0.024                    0.030
=================================================================================================================================


                                                      Price Per Share                               Dividends Per Share
                                                                                                Class B
1997                                       High                         Low                   Common Stock             Common Stock
---------------------------------------------------------------------------------------------------------------------------------
First Quarter                            $21 3/4                      $18 1/4                    $0.024                   $0.030
Second Quarter                            23                           20 1/8                     0.024                    0.030
Third Quarter                             21 1/8                       18 3/4                     0.024                    0.030
Fourth Quarter                            25 1/2                       18 7/8                     0.024                    0.030
=================================================================================================================================


The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of November 3, 1998 were 156 and 19 respectively.

Eleven Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)                 1998        1997        1996        1995        1994        1993        1992          1991
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                          $ 448,052   $ 419,093   $ 391,794   $ 355,041   $ 318,039   $ 287,728   $ 268,190     $ 250,432
Income from
 operations, before
 depreciation and
 amortization                        80,804      70,387      61,729      53,725      50,369      47,199      42,010        38,562
Depreciation and
 amortization                        26,629      23,386      20,814      19,194      17,912      16,454      15,999        14,229
Income from
 operations                          54,175      47,001      40,915      34,531      32,457      30,745      26,011        24,333
Interest expense
 (income), net                        2,316       2,118       2,398       2,787       2,513       2,669       4,098         4,320
Provision for
 income taxes                        18,669      16,160      13,855      11,110      11,073      10,387       7,570         6,803
Net income                           33,190      28,723      24,662      20,634      18,871      17,689      14,343 *      13,210
------------------------------------------------------------------------------------------------------------------------------------

Financial Position at Year End
Total assets                      $ 376,130   $ 339,626   $ 302,378   $ 272,691   $ 250,160   $ 219,064   $ 212,097     $ 204,398
Long-term obligations                47,149      40,837      39,365      36,376      41,602      32,231      47,641        52,032
Shareholders' equity                246,374     217,192     191,109     168,596     149,472     132,723     117,329       105,888
------------------------------------------------------------------------------------------------------------------------------------

Financial Ratios
Net income
 as a % of revenues                    7.4%        6.9%        6.3%        5.8%        5.9%        6.1%        5.3%          5.3%
Return on average
  shareholders' equity                14.3%       14.1%       13.7%       13.0%       13.4%       14.1%       12.9%         13.2%
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number
 of shares outstanding               20,511      20,511      20,511      20,511      20,506      20,453      20,451        20,426
------------------------------------------------------------------------------------------------------------------------------------

Per Share Data
Revenues                          $   21.84   $   20.43   $   19.10   $   17.31   $   15.51   $   14.07   $   13.11     $   12.26
Income from
 operations, before
 depreciation and
 amortization                          3.94        3.43        3.01        2.62        2.46        2.31        2.05          1.89
Net Income
  Basic                                1.62        1.40        1.20        1.01        0.92        0.86        0.70          0.65
  Diluted                              1.62        1.40        1.20        1.01        0.92        0.86        0.67          0.63
Shareholders' equity                  12.01       10.59        9.32        8.22        7.29        6.49        5.74          5.18
Dividends
 Common stock                           .12         .12         .11         .10         .10         .10         .06           .06
 Class B common stock                   .10         .10         .09         .08         .08         .04          --            --
------------------------------------------------------------------------------------------------------------------------------------

Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.

* Amount reflects income before extraordinary item and accounting change. Net income was $12,923.


Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)                   1990        1989        1988
----------------------------------------------------------------------
Summary of Operations
Revenues                            $ 226,682   $ 212,731   $ 196,296
Income from
 operations, before
 depreciation and
 amortization                          38,749      35,768      32,207
Depreciation and
 amortization                          12,422      12,309      12,298
Income from
 operations                            26,327      23,459      19,909
Interest expense
 (income), net                          3,513       4,880       5,965
Provision for
 income taxes                           8,516       6,968       5,289
Net income                             14,298      11,611       8,655
----------------------------------------------------------------------

Financial Position at Year End
Total assets                        $ 189,411   $ 172,389   $ 171,010
Long-term obligations                  53,134      53,735      66,476
Shareholders' equity                   93,739      80,249      69,127
----------------------------------------------------------------------

Financial Ratios
Net income
 as a % of revenues                      6.3%        5.5%        4.4%
Return on average
  shareholders' equity                  16.4%       15.6%       13.3%
----------------------------------------------------------------------

Weighted average number
 of shares outstanding                 20,431      20,353      20,168
----------------------------------------------------------------------

Per Share Data
Revenues                            $   11.09   $   10.45   $    9.73
Income from
 operations, before
 depreciation and
 amortization                            1.90        1.76        1.60
Net Income
  Basic                                  0.70        0.57        0.43
  Diluted                                0.67        0.56        0.43
Shareholders' equity                     4.59        3.94        3.43
Dividends
 Common stock                             .06         .05         .05
 Class B common stock                      --          --          --
---------------------------------------------------------------------


Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.