Form 10-K, Exhibit 13
period 1999-08-28
UNIFIRST CORP
filed 1999-11-24
CIK 717954

1                                                                     EXHIBIT 13

Eleven Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August
(in thousands, except ratios
and per share amounts)      1999      1998      1997      1996      1995      1994      1993      1992      1991      1990      1989
----------------------- --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Summary of Operations
Revenues                $487,100  $448,052  $419,093  $391,794  $355,041  $318,039  $287,728  $268,190  $250,432  $226,682  $212,731
Earnings before
 interest, taxes,
 depreciation and
 amortization(EBITDA)     83,471    80,804    70,387    61,729    53,725    50,369    47,199    42,010    38,562    38,749    35,768
Depreciation and
 amortization             31,724    26,629    23,386    20,814    19,194    17,912    16,454    15,999    14,229    12,422    12,309
Income from
 operations               51,747    54,175    47,001    40,915    34,531    32,457    30,745    26,011    24,333    26,327    23,459
Interest expense
 (income), net             4,841     2,316     2,118     2,398     2,787     2,513     2,669     4,098     4,320     3,513     4,880
Provision for
 income taxes             22,800    18,669    16,160    13,855    11,110    11,073    10,387     7,570     6,803     8,516     6,968
Net income                24,106    33,190    28,723    24,662    20,634    18,871    17,689    14,343*   13,210    14,298    11,611
----------------------- --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Financial Position at Year End
Total assets            $465,627  $376,130  $339,626  $302,378  $272,691  $250,160  $219,064  $212,097  $204,398  $189,411  $172,389
Long-term obligations    113,105    47,149    40,837    39,365    36,376    41,602    32,231    47,641    52,032    53,134    53,735
Shareholders' equity     257,433   246,374   217,192   191,109   168,596   149,472   132,723   117,329   105,888    93,739    80,249
----------------------- --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Financial Ratios
Net income
 as a % of revenues         4.9%      7.4%      6.9%      6.3%      5.8%      5.9%      6.1%      5.3%      5.3%      6.3%      5.5%
Return on average
  shareholders' equity      9.6%     14.3%     14.1%     13.7%     13.0%     13.4%     14.1%     12.9%     13.2%     16.4%     15.6%
----------------------- --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Weighted average number
 of shares outstanding    20,438    20,511    20,511    20,511    20,511    20,506    20,453    20,451    20,426    20,431    20,353
----------------------- --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Per Share Data
Revenues                $  23.83  $  21.84  $  20.43  $  19.10  $  17.31  $  15.51  $  14.07  $  13.11  $  12.26  $  11.09  $  10.45
Earnings before
 interest, taxes,
 depreciation and
 amortization(EBITDA)       4.08      3.94      3.43      3.01      2.62      2.46      2.31      2.05      1.89      1.90      1.76
Net Income
  Basic                     1.18      1.62      1.40      1.20      1.01      0.92      0.86      0.70      0.65      0.70      0.57
  Diluted                   1.18      1.62      1.40      1.20      1.01      0.92      0.86      0.67      0.63      0.67      0.56
Shareholders' equity       12.60     12.01     10.59      9.32      8.22      7.29      6.49      5.74      5.18      4.59      3.94
Dividends
 Common stock                .14       .12       .12       .11       .10       .10       .10       .06       .06       .06       .05
 Class B common stock        .11       .10       .10       .09       .08       .08       .04        --        --        --        --
----------------------- --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.

* Amount reflects income before extraordinary item and accounting change. Net income was $12,923.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries


                                                       August 28,    August 29,
                                                             1999          1998
                                                     ------------  ------------

Assets
Current assets:
  Cash and cash equivalents                          $  2,912,000  $  5,330,000
  Receivables, less reserves of $2,979,000
    in 1999 and $1,529,000 in 1998                     51,786,000    42,127,000
  Inventories                                          27,194,000    24,152,000
  Rental merchandise in service                        55,631,000    42,971,000
  Prepaid expenses                                        199,000       188,000
                                                     ------------  ------------
      Total current assets                            137,722,000   114,768,000
                                                     ------------  ------------
Property and equipment:
  Land, buildings and leasehold improvements          174,979,000   150,853,000
  Machinery and equipment                             190,722,000   165,762,000
  Motor vehicles                                       49,396,000    41,608,000
                                                     ------------  ------------
                                                      415,097,000   358,223,000
  Less - accumulated depreciation                     172,912,000   147,261,000
                                                     ------------  ------------
                                                      242,185,000   210,962,000
                                                     ------------  ------------
Other assets, net                                      85,720,000    50,400,000
                                                     ------------  ------------
                                                     $465,627,000  $376,130,000
                                                     ============  ============


Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term obligations        $  1,911,000  $  1,194,000
  Notes payable                                         2,331,000     2,511,000
  Accounts payable                                     17,659,000    14,109,000
  Accrued liabilities                                  46,659,000    45,101,000
  Accrued and deferred income taxes                     7,754,000     2,540,000
                                                     ------------  ------------
      Total current liabilities                        76,314,000    65,455,000
                                                     ------------  ------------
Long-term obligations, net of current maturities      111,194,000    45,955,000
Deferred income taxes                                  20,686,000    18,346,000
Commitments and Contingencies (Note 8)                         --            --
                                                     ------------  ------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares
    authorized; none issued                                    --            --
  Common stock, $.10 par value; 30,000,000 shares
    authorized; issued 10,499,634 shares in 1999
    and 10,216,864 shares in 1998                       1,050,000     1,022,000
  Class B common stock, $.10 par value; 20,000,000
    shares authorized; issued and outstanding
    10,255,744 shares in 1999 and 10,293,744
    shares in 1998                                      1,026,000     1,029,000
  Treasury stock, 857,500 shares, at cost             (16,583,000)           --
  Capital surplus                                      12,438,000     7,078,000
  Retained earnings                                   261,450,000   239,952,000
  Accumulated other comprehensive income               (1,948,000)   (2,707,000)
                                                     ------------  ------------
      Total shareholders' equity                      257,433,000   246,374,000
                                                     ------------  ------------
                                                     $465,627,000  $376,130,000
                                                     ============  ============


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries


Year Ended                                August 28,    August 29,    August 30,
                                               1999          1998          1997
                                       ------------  ------------  ------------

Revenues                               $487,100,000  $448,052,000  $419,093,000
                                       ------------  ------------  ------------

Cost and expenses:
  Operating costs                       294,517,000   269,660,000   256,896,000
  Selling and administrative expenses   109,112,000    97,588,000    91,810,000
  Depreciation and amortization          31,724,000    26,629,000    23,386,000
                                       ------------  ------------  ------------
                                        435,353,000   393,877,000   372,092,000
                                       ------------  ------------  ------------

Income from operations                   51,747,000    54,175,000    47,001,000
                                       ------------  ------------  ------------

Interest expense (income):
  Interest expense                        4,990,000     2,613,000     2,351,000
  Interest income                          (149,000)     (297,000)     (233,000)
                                       ------------  ------------  ------------
                                          4,841,000     2,316,000     2,118,000
                                       ------------  ------------  ------------

Income before income taxes               46,906,000    51,859,000    44,883,000
Provision for income taxes               22,800,000    18,669,000    16,160,000
                                       ------------  ------------  ------------

Net income                             $ 24,106,000  $ 33,190,000  $ 28,723,000
                                       ============  ============  ============

Weighted average number of shares
  outstanding                            20,438,355    20,510,608    20,510,608
                                       ============  ============  ============

Net income per share - basic & diluted $       1.18  $       1.62  $       1.40
                                       ============  ============  ============

Dividends per share:
  Common stock                         $       0.14  $       0.12  $       0.12
  Class B common stock                         0.11          0.10          0.10
                                       ============  ============  ============


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

                                                                                                                        Accumulated
                                      Class B                          Class B                                                Other
                           Common      Common  Treasury     Common      Common    Treasury       Capital    Retained  Comprehensive
                           Shares      Shares    Shares      Stock       Stock       Stock       Surplus    Earnings         Income
                       ----------  ----------  -------- ----------  ----------  -----------  -----------  ------------  -----------

Balance, August 31,
  1996                  7,886,664  12,623,944       --  $  789,000  $1,262,000           --  $ 7,078,000  $182,384,000  $  (404,000)
Net income                     --          --       --          --          --           --           --    28,723,000           --
Dividends                      --          --       --          --          --           --           --    (2,158,000)          --
Shares converted           12,200     (12,200)      --       1,000      (1,000)          --           --            --           --
Foreign currency
 translation
 adjustments                   --          --       --          --          --           --           --            --     (482,000)
                       ----------  ---------- --------  ----------  ----------  -----------  -----------  ------------  -----------
Balance, August 30,
  1997                  7,898,864  12,611,744       --     790,000   1,261,000           --    7,078,000   208,949,000     (886,000)
Net income                     --          --       --          --          --           --           --    33,190,000           --
Dividends                      --          --       --          --          --           --           --    (2,187,000)          --
Shares converted        2,318,000  (2,318,000)      --     232,000    (232,000)          --           --            --           --
Foreign currency
 translation
 adjustments                   --          --       --          --          --           --           --            --   (1,821,000)
                       ----------  ---------- --------  ----------  ----------  -----------  -----------  ------------  -----------
Balance, August 29,
  1998                 10,216,864  10,293,744       --   1,022,000   1,029,000           --    7,078,000   239,952,000   (2,707,000)
Net income                     --          --       --          --          --           --           --    24,106,000           --
Dividends                      --          --       --          --          --           --           --    (2,608,000)          --
Shares issued in
  connection with
  an acquisition          244,770          --       --      25,000          --           --    5,360,000            --           --
Shares converted           38,000     (38,000)      --       3,000      (3,000)          --           --            --           --
Shares repurchased             --          -- (857,500)         --          --  (16,583,000)          --            --           --
Foreign currency
 translation
 adjustments                   --          --       --          --          --           --           --            --      759,000
                      -----------  ---------- --------  ----------  ----------  -----------  -----------  ------------  -----------
Balance, August 28,
  1999                10,499,634  10,255,744 (857,500)  $1,050,000  $1,026,000 $(16,583,000) $12,438,000  $261,450,000  $(1,948,000)
                      ==========  ========== ========   ==========  ========== ============  ===========  ============  ===========


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries


Year ended                                August 28,    August 29,    August 30,
                                               1999          1998          1997
                                      -------------  ------------  ------------

Cash flows from operating activities:
Net income                            $  24,106,000  $ 33,190,000  $ 28,723,000
  Adjustments, net of acquisitions
  Depreciation                           25,923,000    22,074,000    19,512,000
  Amortization of intangible assets       5,801,000     4,555,000     3,874,000
  Receivables                            (5,639,000)   (2,691,000)   (2,455,000)
  Inventories                             3,717,000    (4,684,000)   (2,485,000)
  Rental merchandise in service          (7,957,000)   (2,627,000)     (690,000)
  Prepaid expenses                           41,000       (41,000)      (22,000)
  Accounts payable                        2,290,000     1,022,000     1,401,000
  Accrued liabilities                     1,235,000      (416,000)    8,284,000
  Accrued and deferred income taxes       5,134,000        83,000    (1,102,000)
  Deferred income taxes                   2,257,000     1,302,000       715,000
                                      -------------  ------------  ------------
  Net cash provided by operating
    activities                           56,908,000    51,767,000    55,755,000
                                      -------------  ------------  ------------

Cash flows from investing activities:
Acquisition of businesses, net of
  cash acquired                         (53,782,000)   (7,470,000)   (7,309,000)
Capital expenditures                    (45,083,000)  (43,052,000)  (47,432,000)
Other assets, net                        (4,928,000)   (3,479,000)     (112,000)
                                      -------------  ------------  ------------
  Net cash used in investing
    activities                         (103,793,000)  (54,001,000)  (54,853,000)
                                      -------------  ------------  ------------

Cash flows from financing activities:
Increase in debt                         67,284,000     7,405,000     3,533,000
Reduction of debt                        (3,626,000)   (1,708,000)   (1,648,000)
Repurchase of common stock              (16,583,000)           --            --
Cash dividends                           (2,608,000)   (2,187,000)   (2,158,000)
                                      -------------  ------------  ------------
  Net cash provided by (used in)
    financing activities                 44,467,000     3,510,000      (273,000)
                                      -------------  ------------  ------------

Net increase (decrease) in cash
  and cash equivalents                   (2,418,000)    1,276,000       629,000
Cash and cash equivalents at
  beginning of year                       5,330,000     4,054,000     3,425,000
                                      -------------  ------------  ------------
Cash and cash equivalents at
  end of year                         $   2,912,000  $  5,330,000  $  4,054,000
                                      =============  ============  ============

Supplemental disclosure of cash flow
  information:
Interest paid                         $   4,355,000  $  2,613,000  $  2,327,000
Income taxes paid                        15,246,000    17,445,000    16,577,000
                                      =============  ============  ============


The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description
UniFirst Corporation is a leading company in the garment service business. The Company designs, manufactures, personalizes, rents, cleans, delivers and sells a variety of superior quality occupational garments, career apparel and imagewear programs to businesses of all kinds. It also services industrial wiper towels, floor mats and other non-garment items. The Company also decontaminates and cleans, in separate facilities, garments which may have been exposed to radioactive materials.

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

Fiscal Year
The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 1999, 1998 and 1997 all had a 52-week year.

Inventories
Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,356,000 and $1,173,000 higher at August 28, 1999 and August 29, 1998, respectively.

Rental Merchandise in Service
Rental merchandise in service, stated at cost less amortization, is being amortized on a straight-line basis over the estimated service lives (primarily 15 months) of the merchandise. In July 1998, the Company changed the estimated service lives and related amortization periods for rental merchandise in service, from primarily 12 months to primarily 15 months, which is more consistent with their respective useful lives (although the Company believes its principal publicly-held competitors amortize their garments over an average of 15 to 18 months). In 1999 and 1998, this resulted in approximately $5.0 million and $2.0 million, or 1.0% and 0.4% of revenues, respectively, less in garment amortization expense than if the amortization period had not been changed.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment
The Company provides for depreciation on the straight-line method based on the following estimated useful lives:



Buildings                             30-40 years
Leasehold improvements              Term of lease
Machinery and equipment                3-10 years
Motor vehicles                          3-5 years


Amortization of Intangible Assets
Customer contracts are amortized over periods of eight to seventeen years. Restrictive covenants are amortized over the terms of the respective non-competition agreements, which range from five to fifteen years. Goodwill is amortized over periods of thirty to forty years.

Income Taxes
Deferred income taxes are provided for temporary differences between amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

Net Income Per Common Share
Net income per share is calculated using the weighted average number of common and dilutive potential common shares outstanding during the year. There were no dilutive potential common shares outstanding in 1997, 1998 or 1999.

Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

2.  ACQUISITIONS

Information relating to the acquisitions of industrial laundry businesses which were accounted for as purchases is as follows:

Year ended                                  August 28,   August 29,   August 30,
                                                 1999         1998         1997
                                          -----------   ----------   ----------

Fair value of tangible assets acquired    $26,927,000   $3,715,000   $2,199,000
Value of intangible assets acquired        35,990,000    3,790,000    5,214,000
Liabilities assumed or created             (3,750,000)     (35,000)    (104,000)
Common stock issued (244,770 shares)       (5,385,000)          --           --
                                          -----------   ----------   ----------
Acquisition of businesses, net of cash
  acquired                                $53,782,000   $7,470,000   $7,309,000
                                          ===========   ==========   ==========

The results of operations of these acquisitions have been included on the Company's consolidated financial statements since their respective acquisition dates. None of these acquisitions were significant, individually or in the aggregate, in relation to the Company's consolidated financial statements and therefore pro forma financial information has not been presented.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


3.  INCOME TAXES

The provision for income taxes consists of the following:

Year ended                                  August 28,   August 29,   August 30,
                                                 1999         1998         1997
                                          -----------  -----------  -----------
Current:
Federal and Foreign                       $12,463,000  $18,328,000  $14,259,000
State                                        (102,000)   3,033,000    2,039,000
                                          -----------  -----------  -----------
                                           12,361,000   21,361,000   16,298,000
                                          -----------  -----------  -----------
Deferred:
Federal and Foreign                         8,777,000   (1,875,000)    (762,000)
State                                       1,662,000     (817,000)     624,000
                                          -----------  -----------  -----------
                                           10,439,000   (2,692,000)    (138,000)
                                          -----------  -----------  -----------
                                          $22,800,000  $18,669,000  $16,160,000
                                          ===========  ===========  ===========

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

Year ended                                  August 28,   August 29,   August 30,
                                                 1999         1998         1997
                                          -----------  -----------  -----------
Income taxes at the statutory federal
   income tax rate                        $16,417,000  $18,151,000  $15,709,000
Puerto Rico exempt income                    (652,000)  (1,062,000)    (988,000)
Corporate-Owned Life Insurance              5,500,000     (850,000)    (775,000)
State income taxes                            798,000    1,434,000    1,450,000
Foreign income taxes                          176,000      265,000      567,000
Other                                         561,000      731,000      197,000
                                          -----------  -----------  -----------
                                          $22,800,000  $18,669,000  $16,160,000
                                          ===========  ===========  ===========

The Company's Puerto Rico subsidiary's income is 90% exempt from Puerto Rico income taxes through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's net deferred tax liabilities are as follows:

                                            August 28,   August 29,   August 30,
                                                 1999         1998         1997
                                          -----------  -----------  -----------
Rental merchandise in service             $20,234,000  $15,470,000  $14,429,000
Tax in excess of book depreciation         16,662,000   15,713,000   15,533,000
Accruals and other                        (15,637,000) (13,274,000)  (9,324,000)
                                          -----------  -----------  -----------
                                          $21,259,000  $17,909,000  $20,638,000
                                          ===========  ===========  ===========

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


4.  LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:
                                                        August 28,    August 29,
                                                             1999          1998
                                                     ------------   -----------

Unsecured revolving credit agreement with three
 banks, interest rates of 5.82% and 6.06%,
 respectively                                        $105,500,000   $40,275,000

Notes payable, interest from 4.0% - 8.0%, payable
 in various installments through 2007                   4,963,000     4,798,000

Amounts due for restrictive covenants and other,
 payable in various installments through 2005           2,642,000     2,076,000

                                                     ------------   -----------
                                                      113,105,000    47,149,000
                                                     ------------   -----------
Less - current maturities                               1,911,000     1,194,000
                                                     ============   ===========
                                                     $111,194,000   $45,955,000
                                                     ============   ===========

Aggregate current maturities of long-term obligations for each of the next five years are $1,911,000, $1,328,000, $106,481,000, $761,000, $716,000 and
$1,908,000 thereafter.

The Company's unsecured revolving credit agreement runs through December 31, 2001. As of August 28, 1999, the maximum line of credit was $120,000,000.

Certain of the long-term obligations contain, among other things, provisions regarding net worth and debt coverage. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $177,053,000 as of August 28, 1999. Certain notes payable are guaranteed or secured by assets of the Company.

As of August 28, 1999 and August 29, 1998, the fair market value of the Company's outstanding debt approximates its carrying value.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


5.  EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The amount of the Company's contribution is determined at the discretion of the Company. Contributions charged to expense under the plan were $4,100,000 in 1999, $5,649,000 in 1998 and $4,882,000 in 1997.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $404,000 in 1999, $389,000 in 1998 and $279,000 in 1997. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.


6.  OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are as follows:

                                                   August 28,       August 29,
                                                        1999             1998
                                                 -----------      -----------
Customer contracts, restrictive covenants and
 other assets arising from acquisitions, less
 accumulated amortization of $27,807,000 and
 $23,272,000, respectively                       $30,104,000      $24,107,000
Goodwill, less accumulated amortization
 of $5,496,000 and $4,162,000, respectively       50,246,000       24,208,000
Other                                              5,370,000        2,085,000
                                                 -----------      -----------
                                                 $85,720,000      $50,400,000
                                                 ===========      ===========


7.  ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are as follows:

                                                   August 28,       August 29,
                                                        1999             1998
                                                 -----------      -----------
Insurance                                        $18,245,000      $17,921,000
Payroll related                                   15,090,000       15,748,000
Other                                             13,324,000       11,432,000
                                                 -----------      -----------
                                                 $46,659,000      $45,101,000
                                                 ===========      ===========

8.  COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company leases certain buildings from independent parties. Total rent expense on all leases was $3,027,000 in 1999, $2,685,000 in 1998 and $2,401,000
in 1997.

Annual minimum lease commitments for all years subsequent to August 28, 1999 are $2,304,000 in 2000, $1,967,000 in 2001, $1,331,000 in 2002, $876,000 in 2003,
$237,000 in 2004 and $20,000 thereafter.

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

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of $16,326,000 and $15,118,000 outstanding as of August 28, 1999 and August 29, 1998, respectively.


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

The Company adopted an incentive stock option plan in November, 1996 and reserved 150,000 shares of common stock for issue under the plan. After fiscal year end, on August 31, 1999, options to purchase 57,000 shares of common stock were granted at an exercise price of $15.125.


10.  COMPREHENSIVE INCOME

In the first quarter of fiscal 1999, The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS 130 established new rules for the reporting and display of comprehensive income and its components. The adoption of this SFAS 130 had no impact on the Company's net income or shareholders' equity, but it requires the Company's foreign currency translation adjustment, which prior to adoption was reported separately in shareholders' equity, to be included in accumulated other comprehensive income. The components of comprehensive income for the years ended August 28, 1999 and August 29, 1998 were as follows:

                                                    August 28,       August 29,
                                                         1999             1998
                                                  -----------      -----------

Net income                                        $24,106,000      $33,190,000

Other comprehensive income:
  Foreign currency translation adjustments            759,000       (1,821,000)
                                                  -----------      -----------

Comprehensive income                              $24,865,000      $31,369,000
                                                  ===========      ===========

11. SEGMENT REPORTING

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established new rules for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Since the Company operates as a single business segment, that being the design, rental, cleaning and delivery of occupational garments, industrial wiper towels, floor-mats and other non-garment items, which represent more than 90% of consolidated net sales, the disclosure of segment information is reflected in the financial statements contained herein. UniFirst also has activities in Canada, which do not meet the thresholds outlined in SFAS 131.


12. NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and for hedging activities) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedging accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS 133 cannot be applied retroactively. The Company has not determined the timing of adoption, but does not anticipate the adoption of this new standard to have a material impact on the Company's fiscal position or results of operations.

Report of Independent Public Accountants


To UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 28, 1999 and August 29, 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniFirst Corporation and subsidiaries as of August 28, 1999 and August 29, 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 28, 1999, in conformity with generally accepted accounting principles.




                                                           ARTHUR ANDERSEN LLP


                                                           Boston, Massachusetts
                                                           November 2, 1999

Management's Discussion and Analysis of Financial Condition and Results of Operations
UniFirst Corporation and Subsidiaries


Fiscal Year Ended August 28, 1999 Compared with Fiscal Year Ended August 29,
1998

Revenues. In 1999 revenues increased 8.7% to $487.1 million as compared with $448.1 million for 1998. This increase can be attributed to growth from existing operations (3.7%), acquisitions (4.0%) and price increases (1.0%). Growth from existing operations was primarily from the conventional uniform rental business (3.4%), and from the nuclear garment services business (0.3%). The increase in revenues from acquisitions resulted from one acquisition made in fiscal 1998 (in Alabama in June 1998) and seven acquisitions made in fiscal 1999 (one in Wisconsin and one in Mississippi, both in October 1998, one in New England and North Carolina in December 1998, one in Nevada in January 1999, another in Wisconsin in April 1999, and one in Massachusetts and one in Missouri, both in July 1999).

Operating Costs. Operating costs increased to $294.5 million for 1999 as compared with $269.7 million for 1998 as a result of costs associated with increased revenues. As a percentage of revenues, operating costs increased to 60.5% from 60.2% for these periods. The increase in operating costs as a percentage of revenues was primarily due to increased labor costs and other operating margin pressures, due primarily to acquisitions. These increases were offset somewhat by the benefit resulting from the change in estimated service lives and related amortization periods for rental merchandise in service, as explained in note one and in the 1998 compared to 1997 section below.

Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $109.1 million, or 22.4% or revenues, for 1999 as compared with $97.6 million, or 21.8% of revenues for 1998. This increase was due primarily to increased costs for professional sales training, national, catalog and internet sales to support the Company's current and future revenue growth. The Company also incurred increased costs to upgrade its Information Systems.

Depreciation and Amortization. The Company's depreciation and amortization expense increased to $31.7 million, or 6.5% of revenues, for 1999 as compared with $26.6 million, or 5.9% of revenues, for 1998. This increase was due primarily to increased capital expenditures for the Company's new distribution center in Owensboro, KY, information systems hardware and software to upgrade certain Company-wide systems and increased amortization costs due to acquisitions.

Net Interest Expense. Net interest expense was $4.8 million, or 1.0% of revenues, for 1999 as compared to $2.3 million, or 0.5% of revenues, for 1998. The increase is primarily attributable to higher debt levels in 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations
UniFirst Corporation and Subsidiaries


Income Taxes. The Company's effective income tax rate was 48.6% in 1999 and 36.0% in 1998. The increase is due primarily to a $5.5 million tax reserve provided in the fourth quarter of 1999 due to a decision by a tax court in the case of a national business regarding the deductibility of interest on its leveraged corporate owned life insurance (COLI) program. Although this ruling will be appealed, the Company has a similar program and provided a reserve for this potential liability. Without this $5.5 million reserve, the Company's effective income tax rate would have been 36.9% in 1999.


Fiscal Year Ended August 29, 1998 Compared with Fiscal Year Ended August 30,
1997

Revenues. In 1998, revenues increased 6.9% to $448.1 million as compared with $419.1 million for 1997. This increase can be attributed to growth from existing operations (5.0%), acquisitions (0.9%) and price increases (1.0%). Growth from existing operations was primarily from the conventional uniform rental business. The increase in revenues from acquisitions resulted from three acquisitions made in fiscal 1997 (two in Massachusetts in February and August 1997 and one in Vancouver, British Columbia in April 1997) and two acquisitions made in fiscal 1998 (one in California in March 1998, and one in Alabama in June 1998).

Operating Costs. Operating costs increased to $269.7 million for 1998 as compared with $256.9 million for 1997 as a result of costs associated with increased revenues, but declined to 60.2% from 61.3% as a percentage of revenues for these periods. The improvement in operating costs as a percentage of revenues was due primarily to the Company's continued focus on controlling costs. In July 1998, the Company changed the estimated service lives and related amortization periods for rental merchandise in service, from primarily 12 months to primarily 15 months. This resulted in approximately $2.0 million, or 0.4% of revenues, less in garment amortization expense than if the amortization period had not been changed.

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

Net Interest Expense. Net interest expense was $2.3 million for 1998 as compared to $2.1 million in 1997. The increase is attributable primarily to higher debt levels, offset by lower interest rates, during 1998. Net interest expense was 0.5% of revenues for each period.

Income Taxes. The Company's effective income tax rate was 36.0% in both 1998 and 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations
UniFirst Corporation and Subsidiaries


Liquidity and Capital Resources

Shareholders' equity at August 28, 1999 was $257.4 million, or 69.5% of total capitalization.

Net cash provided by operating activities was $56.9 million in fiscal 1999 and totaled $164.4 million for the three years ended August 28, 1999. These cash flows were used primarily to fund $135.6 million in capital expenditures to expand and update Company facilities, including construction of new facilities in 1999 in Chicago, Illinois; Newark, New Jersey; Lethbridge, Alberta and Hyannis, Massachusetts. Additionally, $68.6 million was used for acquisitions during this three year period.

The Company had $2.9 million in cash and $14.5 million available on its $120 million unsecured line of credit with three banks as of August 28, 1999. The Company believes its generated cash from operations and its borrowing capacity will adequately cover its foreseeable capital requirements.


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


Information Systems; Year 2000

The statements in this section include "Year 2000 readiness disclosures" within the meaning of S2392 RS, Year 2000 Information and Readiness Disclosure Act (September 17, 1998).

The Company has made a substantial investment in its information systems and intends to spend significant amounts on its information systems in the future. The Company has evaluated Year 2000 (Y2K) issues concerning the ability of systems to properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause complete system failures.

Based on an assessment conducted in early 1998, a Year 2000 project leader was appointed on April 15, 1998. Utilizing internal resources and consultants, the project leader manages the projects and reports weekly to the information systems director and Y2K project team.

Management's Discussion and Analysis of Financial Condition and Results of Operations
UniFirst Corporation and Subsidiaries


State of Readiness: The Company regularly reviews the status of its active Year 2000 projects. The Company believes that its account management system, which is used primarily for customer billing, accounts receivable and sales taxes, and the materials management and catalog sales systems which were installed at its Owensboro, KY facility are Y2K compliant. Additionally, testing and review to verify Y2K compliance of these systems has been successful and is nearing completion. In February 1999, the Company installed a new third party payroll and human resources system which has been represented to be Y2K compliant. The Company has grouped the rest of its information systems and technology into 3 categories for its Y2K program: 1. Information Technology (computer hardware and software, including financial systems and electronic data interchange (EDI) interfaces); 2. Physical Plant (production equipment and facilities); 3. Extended Enterprise (suppliers and customers). The Company uses a five-step process to manage its Y2K program: 1. Inventory (identify items to be assessed for Y2K readiness); 2. Assessment (prioritize the inventoried items, assess and document their Y2K readiness and plan corrective actions); 3. Renovation/Upgrade (apply corrective actions); 4. Testing (verify corrective actions); 5. Implementation (implement new system). The Company has, at a minimum, reached the testing step on all projects and has completed the implementation stage on all systems which are critical to its business operations as well as the majority of all other systems.

Costs: The Company expects that the total cost of its Y2K program will range from $1.0 to $1.5 million. As of August 28, 1999, the Company had spent approximately $1.25 million. These costs do not include the account management, materials management, catalog sales and new payroll and human resources systems discussed above.

Risks of Y2K issues and Contingency Plans: Since the beginning of its Y2K program, the Company has focused its resources on the systems which are critical to its business operations. While the Company believes it is addressing the Y2K risks within its control, there are other risks, such as the effect that the Y2K issue may have on utilities and other suppliers, which are beyond the immediate control of the Company. Based on current information, the Company believes that the Y2K problem will not have a material adverse effect on the results of operations of the Company. There can, however, be no assurances that Y2K remediation by others, including suppliers, will be properly completed, and failure to do so could have a material adverse effect on the results of operations of the Company.

To date our Extended Enterprise survey and review of key customers and suppliers has not revealed any significant Y2K risk. Contingency plans for all Y2K projects which are critical to the Company's business operations have been completed. These plans put procedures in place which maintain our key business processes should any failures occur.

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

Quarterly Financial Data (Unaudited)
UniFirst Corporation and Subsidiaries


The following is a summary of the results of operations for each of the quarters within the years ended August 28, 1999 and August 29, 1998.

(In thousands, except per share amounts)

                                       First      Second       Third      Fourth
1999                                 Quarter     Quarter     Quarter     Quarter
                                    --------    --------    --------    --------
Revenues                            $116,335    $120,066    $125,661    $125,038
Income before income taxes            14,946      10,887      12,264       8,809
Net income                             9,416       6,859       7,726         105

Weighted average shares outstanding   20,511      20,691      20,320      20,098
Net income per share                $   0.46    $   0.33    $   0.38    $   0.01
                                    ========    ========    ========    ========

                                       First      Second       Third      Fourth
1998                                 Quarter     Quarter     Quarter     Quarter
                                    --------    --------    --------    --------
Revenues                            $112,402    $109,344    $114,066    $112,240
Income before income taxes            13,791       9,779      13,597      14,692
Net income                             8,826       6,259       8,702       9,403

Weighted average shares outstanding   20,511      20,511      20,511      20,511
Net income per share                $   0.43    $   0.31    $   0.42    $   0.46
                                    ========    ========    ========    ========


Common Stock Prices and Dividends Per Share
For the Years Ended August 28, 1999 and August 29, 1998:

                                   Price Per Share      Dividends Per Share
                                                          Class B
1999                            High            Low  Common Stock  Common Stock
                             -------        -------  ------------  ------------

First Quarter                $28.750        $20.000        $0.024       $0.0300
Second Quarter                26.625         21.188         0.030        0.0375
Third Quarter                 22.625         16.563         0.030        0.0375
Fourth Quarter                18.500         15.500         0.030        0.0375
                             =======        =======        ======       =======

                                   Price Per Share      Dividends Per Share
                                                          Class B
1998                            High            Low  Common Stock  Common Stock
                             -------        -------  ------------  ------------

First Quarter                $25.813        $22.250        $0.024        $0.030
Second Quarter                28.063         24.563         0.024         0.030
Third Quarter                 29.000         25.500         0.024         0.030
Fourth Quarter                29.500         22.000         0.024         0.030
                             =======        =======        ======        ======

The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of November 2, 1999 were 161 and 19 respectively.