Form 10-K, Exhibit 13
period 2000-08-26
UNIFIRST CORP
filed 2000-11-27
CIK 717954

ELEVEN YEAR FINANCIAL SUMMARY   UniFirst Corporation and Subsidiaries



FISCAL YEAR ENDED AUGUST (In thousands, except ratios and per share data)

                                    2000       1999       1998       1997       1996       1995       1994       1993       1992
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Revenues                        $528,726   $487,100   $448,052   $419,093   $391,794   $355,041   $318,039   $287,728   $268,190

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)           73,954     83,471     80,804     70,387     61,729     53,725     50,369     47,199     42,010

Depreciation and
  amortization                    34,710     31,724     26,629     23,386     20,814     19,194     17,912     16,454     15,999

Income from
  operations                      39,244     51,747     54,175     47,001     40,915     34,531     32,457     30,745     26,011

Interest expense
  (income), net                    7,200      4,841      2,316      2,118      2,398      2,787      2,513      2,669      4,098

Provision for
  income taxes                    12,176     22,800     18,669     16,160     13,855     11,110     11,073     10,387      7,570

Net income                        19,868     24,106     33,190     28,723     24,662     20,634     18,871     17,689     14,343*
===================================================================================================================================


FINANCIAL POSITION AT YEAR END

Total assets                    $500,150   $465,627   $376,130   $339,626   $302,378   $272,691   $250,160   $219,064   $212,097

Long-term obligations            126,638    113,105     47,149     40,837     39,365     36,376     41,602     32,231     47,641

Shareholders' equity             271,172    257,433    246,374    217,192    191,109    168,596    149,472    132,723    117,329
===================================================================================================================================


FINANCIAL RATIOS

Net income
  as a % of revenues                 3.8%       4.9%       7.4%       6.9%       6.3%       5.8%       5.9%       6.1%       5.3%

Return on average
  shareholders' equity               7.5%       9.6%      14.3%      14.1%      13.7%      13.0%      13.4%      14.1%      12.9%
===================================================================================================================================


Weighted average number
  of shares outstanding           19,670     20,438     20,511     20,511     20,511     20,511     20,506     20,453     20,451
===================================================================================================================================


PER SHARE DATA

Revenues                        $  26.88   $  23.83   $  21.84   $  20.43   $  19.10   $  17.31   $  15.51   $  14.07   $  13.11

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)             3.76       4.08       3.94       3.43       3.01       2.62       2.46       2.31       2.05

Net Income - Diluted                1.01       1.18       1.62       1.40       1.20       1.01       0.92       0.86       0.67

Shareholders' equity               13.79      12.60      12.01      10.59       9.32       8.22       7.29       6.49       5.74

Dividends
  Common stock                       .15        .14        .12        .12        .11        .10        .10        .10        .06

  Class B common stock               .12        .11        .10        .10        .09        .08        .08        .04         --
===================================================================================================================================

                                    1991       1990
---------------------------------------------------
SUMMARY OF OPERATIONS

Revenues                        $250,432   $226,682

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)           38,562     38,749

Depreciation and
  amortization                    14,229     12,422

Income from
  operations                      24,333     26,327

Interest expense
  (income), net                    4,320      3,513

Provision for
  income taxes                     6,803      8,516

Net income                        13,210     14,298
===================================================


FINANCIAL POSITION AT YEAR END

Total assets                    $204,398   $189,411

Long-term obligations             52,032     53,134

Shareholders' equity             105,888     93,739
===================================================


FINANCIAL RATIOS

Net income
  as a % of revenues                 5.3%       6.3%

Return on average
  shareholders' equity              13.2%      16.4%
===================================================


Weighted average number
  of shares outstanding           20,426     20,431
===================================================


PER SHARE DATA

Revenues                        $  12.26   $  11.09

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)             1.89       1.90

Net Income - Diluted                0.63       0.67

Shareholders' equity                5.18       4.59

Dividends
  Common stock                       .06        .06

  Class B common stock                --         --
===================================================


Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.

* Amount reflects income before extraordinary item and accounting change. Net income was $12,923.




UniFirst Corporation 2000 Annual Report   www.unifirst.com

CONSOLIDATED STATEMENTS OF INCOME   UniFirst Corporation and Subsidiaries



Year Ended                                                 August 26,    August 28,    August 29,
(In thousands, except per share data)                           2000          1999          1998
-------------------------------------------------------------------------------------------------
Revenues                                                   $ 528,726     $ 487,100     $ 448,052
-------------------------------------------------------------------------------------------------


Cost and expenses:
  Operating costs                                            336,324       294,517       269,660
  Selling and administrative expenses                        118,448       109,112        97,588
  Depreciation and amortization                               34,710        31,724        26,629
-------------------------------------------------------------------------------------------------
                                                             489,482       435,353       393,877
-------------------------------------------------------------------------------------------------


Income from operations                                        39,244        51,747        54,175
-------------------------------------------------------------------------------------------------


Interest expense (income):
  Interest expense                                             7,459         4,990         2,613
  Interest income                                               (259)         (149)         (297)
-------------------------------------------------------------------------------------------------
                                                               7,200         4,841         2,316
-------------------------------------------------------------------------------------------------


Income before income taxes                                    32,044        46,906        51,859
Provision for income taxes                                    12,176        22,800        18,669
-------------------------------------------------------------------------------------------------
Net income                                                 $  19,868     $  24,106     $  33,190
=================================================================================================




Weighted average number of shares outstanding - diluted       19,670        20,438        20,511
=================================================================================================




Net income per share - diluted                             $    1.01     $    1.18     $    1.62
=================================================================================================




Dividends per share:
  Common stock                                             $    0.15     $    0.14     $    0.12
  Class B common stock                                          0.12          0.11          0.10
=================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS   UniFirst Corporation and Subsidiaries




                                                                                  August 26,    August 28,
(In thousands, except per share data)                                                  2000          1999
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                       $   7,137     $   2,912
  Receivables, less reserves of $3,110 in 2000 and $2,979 in 1999                    54,015        51,786
  Inventories                                                                        27,598        27,194
  Rental merchandise in service                                                      59,256        55,631
  Prepaid expenses                                                                      299           199
----------------------------------------------------------------------------------------------------------
    Total current assets                                                            148,305       137,722
----------------------------------------------------------------------------------------------------------
Property and equipment:
  Land, buildings and leasehold improvements                                        194,619       174,979
  Machinery and equipment                                                           205,883       190,722
  Motor vehicles                                                                     53,535        49,396
----------------------------------------------------------------------------------------------------------
                                                                                    454,037       415,097
  Less - accumulated depreciation                                                   191,704       172,912
----------------------------------------------------------------------------------------------------------
                                                                                    262,333       242,185
----------------------------------------------------------------------------------------------------------
Other assets, net                                                                    89,512        85,720
----------------------------------------------------------------------------------------------------------
                                                                                  $ 500,150     $ 465,627
==========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term obligations                                     $   1,903     $   1,911
  Notes payable                                                                       1,118         2,331
  Accounts payable                                                                   19,718        17,659
  Accrued liabilities                                                                47,170        46,659
  Accrued and deferred income taxes                                                  12,294         7,754
----------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        82,203        76,314
----------------------------------------------------------------------------------------------------------
Long-term obligations, net of current maturities                                    124,735       111,194
Deferred income taxes                                                                22,040        20,686
Commitments and Contingencies (Note 8)
----------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares authorized; none issued             --            --
  Common stock, $.10 par value; 30,000,000 shares authorized;
    issued 10,499,634 shares in 2000 and 10,499,634 shares in 1999                    1,050         1,050
  Class B common stock, $.10 par value; 20,000,000 shares authorized;
    issued and outstanding 10,255,744 shares in 2000 and
    10,255,744 shares in 1999                                                         1,026         1,026
  Treasury stock, 1,091,500 shares in 2000 and 857,500 shares in 1999, at cost      (20,049)      (16,583)
  Capital surplus                                                                    12,438        12,438
  Retained earnings                                                                 278,676       261,450
  Accumulated other comprehensive loss                                               (1,969)       (1,948)
----------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                      271,172       257,433
----------------------------------------------------------------------------------------------------------
                                                                                  $ 500,150     $ 465,627
==========================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.




UniFirst Corporation 2000 Annual Report   www.unifirst.com

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY   UniFirst Corporation and
Subsidiaries





                                                    Class B                                           Class B
                                     Common          Common         Treasury           Common          Common         Treasury
(In thousands)                       Shares          Shares           Shares            Stock           Stock            Stock
-------------------------------------------------------------------------------------------------------------------------------
Balance, August 30, 1997              7,899          12,612               --        $     790       $   1,261               --
Net income                               --              --               --               --              --               --
Dividends                                --              --               --               --              --               --
Shares converted                      2,318          (2,318)              --              232            (232)              --
Foreign Currency
  translation adjustments                --              --               --               --              --               --
-------------------------------------------------------------------------------------------------------------------------------


Balance, August 29, 1998             10,217          10,294               --            1,022           1,029               --
Net income                               --              --               --               --              --               --
Dividends                                --              --               --               --              --               --
Shares issued in connection
  with an acquisition                   245              --               --               25              --               --
Shares converted                         38             (38)              --                3              (3)              --
Shares repurchased                       --              --             (858)              --              --          (16,583)
Foreign Currency
  translation adjustments                --              --               --               --              --               --
-------------------------------------------------------------------------------------------------------------------------------


Balance, August 28, 1999             10,500          10,256             (858)           1,050           1,026          (16,583)
Net income                               --              --               --               --              --               --
Dividends                                --              --               --               --              --               --
Shares repurchased                       --              --             (234)              --              --           (3,466)
Foreign Currency
  translation adjustments                --              --               --               --              --               --
-------------------------------------------------------------------------------------------------------------------------------


Balance, August 26, 2000             10,500          10,256           (1,092)       $   1,050       $   1,026        $ (20,049)
===============================================================================================================================

                                                                    Accumulated
                                                                          Other
                                       Capital        Retained    Comprehensive
(In thousands)                         Surplus        Earnings             Loss
--------------------------------------------------------------------------------
Balance, August 30, 1997             $   7,078       $ 208,949        $    (886)
Net income                                  --          33,190               --
Dividends                                   --          (2,187)              --
Shares converted                            --              --               --
Foreign Currency
  translation adjustments                   --              --           (1,821)
--------------------------------------------------------------------------------


Balance, August 29, 1998                 7,078         239,952           (2,707)
Net income                                  --          24,106               --
Dividends                                   --          (2,608)              --
Shares issued in connection
  with an acquisition                    5,360              --               --
Shares converted                            --              --               --
Shares repurchased                          --              --               --
Foreign Currency
  translation adjustments                   --              --              759
--------------------------------------------------------------------------------


Balance, August 28, 1999                12,438         261,450           (1,948)
Net income                                  --          19,868               --
Dividends                                   --          (2,642)              --
Shares repurchased                          --              --               --
Foreign Currency
  translation adjustments                   --              --              (21)
--------------------------------------------------------------------------------


Balance, August 26, 2000             $  12,438       $ 278,676        $  (1,969)
================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS   UniFirst Corporation and Subsidiaries




Year Ended                                                        August 26,       August 28,       August 29,
(In thousands)                                                         2000             1999             1998
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                        $  19,868        $  24,106        $  33,190
  Adjustments:
    Depreciation                                                     28,042           25,923           22,074
    Amortization of other assets                                      6,668            5,801            4,555
    Changes in assets and liabilities, net of acquisitions:
      Receivables                                                    (2,220)          (5,639)          (2,691)
      Inventories                                                       491            3,717           (4,684)
      Rental merchandise in service                                  (3,492)          (7,957)          (2,627)
      Prepaid expenses                                                 (100)              41              (41)
      Accounts payable                                                1,981            2,290            1,022
      Accrued liabilities                                               509            1,235             (416)
      Accrued and deferred income taxes                               4,537            5,134               83
      Deferred income taxes                                           1,352            2,257            1,302
--------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                          57,636           56,908           51,767
--------------------------------------------------------------------------------------------------------------


Cash flows from investing activities:
Acquisition of businesses, net of cash acquired                      (6,783)         (53,782)          (7,470)
Capital expenditures                                                (46,714)         (45,083)         (43,052)
Increase in other assets                                             (5,032)          (4,928)          (3,479)
--------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (58,529)        (103,793)         (54,001)
--------------------------------------------------------------------------------------------------------------


Cash flows from financing activities:
Increase in debt                                                     15,509           67,284            7,405
Reduction of debt                                                    (4,283)          (3,626)          (1,708)
Repurchase of common stock                                           (3,466)         (16,583)              --
Cash dividends                                                       (2,642)          (2,608)          (2,187)
--------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                           5,118           44,467            3,510
--------------------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and cash equivalents                  4,225           (2,418)           1,276
Cash and cash equivalents at beginning of year                        2,912            5,330            4,054
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $   7,137        $   2,912        $   5,330
==============================================================================================================


Supplemental disclosure of cash flow information:
Interest paid                                                     $   7,745        $   4,355        $   2,613
Income taxes paid                                                     6,282           15,246           17,445
==============================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.




UniFirst Corporation 2000 Annual Report   www.unifirst.com

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UniFirst Corporation and Subsidiaries



(Amounts in thousands, except per share data)

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

FISCAL YEAR

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2000, 1999 and 1998 all had a 52-week year.

INVENTORIES

Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,489 and $1,356 higher at August 26, 2000 and August 28, 1999, respectively.

RENTAL MERCHANDISE IN SERVICE

Rental merchandise in service, stated at cost less amortization, is being amortized on a straight-line basis over the estimated service lives (primarily 15 months) of the merchandise. In July 1998, the Company changed the estimated service lives and related amortization periods for rental merchandise in service, from primarily 12 months to primarily 15 months, which is more consistent with their respective useful lives.

PROPERTY AND EQUIPMENT

The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings ................................................           30-40 years
Leasehold improvements ...................................         Term of lease
Machinery and equipment ..................................            3-10 years
Motor vehicles ...........................................             3-5 years
================================================================================



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

EARNINGS PER SHARE

Basic and diluted earnings per share (EPS) are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS 128 requires basic EPS, for companies having two classes of common stock with different dividend rights, to be calculated under the "two-class method". The two-class method allocates income to the different classes of stock based on their respective dividend rights and uses the weighted average shares outstanding for each class of common stock to determine basic EPS by class. Basic EPS under the two-class method for Common Stock was $1.13, $1.31 and $1.82 for fiscal years 2000, 1999 and 1998, respectively. Basic EPS under the two-class method for Class B Common Stock was $.90, $1.05 and $1.46 for fiscal years 2000, 1999 and 1998, respectively. Diluted EPS has been calculated under the if-converted method, which assumes Class B Common Stock has been converted to Common Stock.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

2. ACQUISITIONS

Information relating to the acquisition of businesses which were accounted for as purchases is as follows:

Year ended                            August 26,      August 28,      August 29,
                                           2000            1999            1998
                                      ------------------------------------------
Fair value of tangible
  assets acquired                      $  2,310        $ 26,927        $  3,715
Fair value of intangible
  assets acquired                         5,568          35,990           3,790
Liabilities assumed
  or created                             (1,095)         (3,750)            (35)
Common stock issued
  (244,770 shares in 1999)                   --          (5,385)             --
                                      ------------------------------------------
Acquisition of
  businesses, net of
  cash acquired                        $  6,783        $ 53,782        $  7,470
                                      ==========================================

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   UniFirst Corporation and
Subsidiaries

3. INCOME TAXES

The provision for income taxes consists of the following:

Year ended                     August 26,             August 28,             August 29,
                                     2000                   1999                   1998
                                 ------------------------------------------------------
Current:
Federal and Foreign              $ 15,402               $ 12,463               $ 18,328
State                               2,158                   (102)                 3,033
                                 ------------------------------------------------------
                                   17,560                 12,361                 21,361
                                 ------------------------------------------------------
Deferred:
Federal and Foreign                (4,798)                 8,777                 (1,875)
State                                (586)                 1,662                   (817)
                                 ------------------------------------------------------
                                   (5,384)                10,439                 (2,692)
                                 ------------------------------------------------------
                                 $ 12,176               $ 22,800               $ 18,669
                                 ======================================================

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

Year ended                      August 26,             August 28,             August 29,
                                      2000                   1999                   1998
                                  ------------------------------------------------------
Income taxes at the
  statutory federal
  income tax rate                 $ 11,215               $ 16,417               $ 18,151

Puerto Rico
  exempt income                       (680)                  (652)                (1,062)

Corporate-Owned
  Life Insurance                      --                    5,500                   (850)

State income taxes                     986                    798                  1,434

Foreign income taxes                   289                    176                    265

Other                                  366                    561                    731
                                  ------------------------------------------------------
                                  $ 12,176               $ 22,800               $ 18,669
                                  ======================================================

The Company's Puerto Rico subsidiary's income is 90% exempt from Puerto Rico income taxes through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's net deferred tax liabilities are as follows:

                                              August 26,             August 28,             August 29,
                                                    2000                   1999                   1998
                                                ------------------------------------------------------
Rental merchandise
  in service                                    $ 21,599               $ 20,234               $ 15,470

Tax in excess of
  book depreciation                               19,244                 16,662                 15,713

Accruals and other                               (17,358)                (8,027)               (12,753)
                                                ------------------------------------------------------
                                                $ 23,485               $ 28,869               $ 18,430
                                                ======================================================

4. LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

                                                  August 26,            August 28,
                                                        2000                  1999
                                                    ------------------------------
Unsecured revolving credit agreement
  with a syndicate of banks, interest
  rates of 8.15% and 5.82%, respectively            $119,000              $105,500

Notes payable, interest from
  4.0% - 8.0%, payable in various
  installments through 2007                            5,815                 4,963

Amounts due for restrictive covenants
  and other, payable in various
  installments through 2005                            1,823                 2,642
                                                    ------------------------------
                                                     126,638               113,105

Less - current maturities                              1,903                 1,911
                                                    ------------------------------
                                                    $124,735              $111,194
                                                    ==============================

Aggregate current maturities of long-term obligations for each of the next five years are $1,903, $1,249, $120,033, $2,254, $378 and $821 thereafter.

The Company's unsecured revolving credit agreement runs through August 15, 2003. As of August 26, 2000, the maximum line of credit was $170,000.

In 2000 the Company entered into an interest rate swap agreement with a bank, notional amount $40,000 maturing October 13, 2004. The Company pays a fixed rate of 6.38% and receives a variable rate tied to the LIBOR rate. As of August 26, 2000 the variable rate was 6.73%.

Certain of the long-term obligations contain, among other things, provisions regarding net worth and debt coverage. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $164,787 as of August 26, 2000. Certain notes payable are guaranteed or secured by assets of the Company.

As of August 26, 2000 and August 28, 1999, the fair market values of the Company's outstanding debt and swap agreement approximate their carrying value.

5. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan were $4,404 in 2000, $4,100 in 1999 and $5,649 in 1998.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $419 in 2000, $404 in 1999 and $389 in 1998. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.

UniFirst Corporation 2000 Annual Report   www.unifirst.com

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   UniFirst Corporation and
Subsidiaries

6. OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are as follows:

                                                     August 26,     August 28,
                                                           2000           1999
                                                        ----------------------
Customer contracts, restrictive
  covenants and other assets arising
  from acquisitions, less accumulated
  amortization of $32,728 and
  $27,807, respectively                                 $28,075        $30,104

Goodwill, less accumulated
  amortization of $7,238 and
  $5,496, respectively                                   56,007         50,246

Other                                                     5,430          5,370
                                                        ----------------------
                                                        $89,512        $85,720
                                                        ======================

7. ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are as follows:

                                           August 26,     August 28,
                                                 2000           1999
                                              ----------------------
Insurance                                     $19,815        $18,245
Payroll related                                12,025         15,090
Other                                          15,330         13,324
                                              ----------------------
                                              $47,170        $46,659
                                              ======================

8. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases certain buildings from independent parties. Total rent expense on all leases was $3,542 in 2000, $3,027 in 1999 and $2,685 in 1998.
Annual minimum lease commitments for all years subsequent to August 26, 2000 are $2,760 in 2001, $2,101 in 2002, $1,418 in 2003, $848 in 2004, $464 in 2005 and
$182 thereafter.

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

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of $17,203 and $16,326 outstanding as of August 26, 2000 and August 28, 1999, respectively.

9. COMMON STOCK OPTIONS

The Company adopted an incentive stock option plan in November, 1996 and reserved 150,000 shares of common stock for issue under the plan. Options granted under the plan are at a price equal to the fair market value of the Company's common stock on the date of grant and expire eight years after the grant date. Each option is subject to a proportional four-year vesting schedule with no options generally being vested or exercisable until one year from date of grant. Options for 57,000 shares at $15.125 per share and 1,000 shares at $11.875 per share were granted in 2000. As of August 26, 2000, none of the options were exercisable and options to purchase 2,200 shares were forfeited.

The Company accounts for the stock option plan under Accounting Principles Board No. 25, under which no compensation cost has been recognized related to stock option grants. Had compensation cost for this plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

NET INCOME:                    2000

As reported .......      $   19,868
Pro forma .........          19,782

EARNINGS PER SHARE:

As reported .......      $     1.01
Pro forma .........            1.01

Due to the fact that no options were granted prior to August 28, 1999, there was no impact on the net income and earnings per share for the years ending August 29, 1998 and August 28, 1999. A summary of the status for all outstanding options at August 26, 2000 and changes during the years then ended is presented in the table below:

Balance August 28, 1999                            0
Granted                                       58,000
Exercised                                          0
Forfeited                                      2,200
----------------------------------------------------
Balance August 26, 2000                       55,800
====================================================
Exercisable at August 26, 2000                     0

The 55,800 options outstanding at August 26, 2000 have a remaining weighted average contractual life of approximately seven years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000: weighted average risk-free interest rate of 6.34 percent; weighted average expected lives of seven years; and expected volatility of 10%.

10. SHAREHOLDERS' EQUITY

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

11. COMPREHENSIVE INCOME

In the first quarter of fiscal 1999, The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS 130 established new rules for the reporting and display of comprehensive income and its components. The adoption of this SFAS 130 had no impact on the Company's net income or shareholders' equity, but it requires the Company's foreign currency translation adjustment, which prior to adoption was reported separately in shareholders' equity, to be included in accumulated other comprehensive income. The components of comprehensive income for the years ended August 26, 2000 and August 28, 1999 were as follows:

                                    August 26,               August 28,
                                          2000                     1999
                                      ---------------------------------
Net income                            $ 19,868                 $ 24,106

Other comprehensive income:

  Foreign currency
  translation adjustments                  (21)                     759
                                      ---------------------------------
Comprehensive income                  $ 19,847                 $ 24,865
                                      =================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

12. SEGMENT REPORTING

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established new rules for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Since the Company operates as a single business segment, that being the design, rental, cleaning and delivery of occupational garments, industrial wiper towels, floor mats and other non-garment items, which represent more than 90% of consolidated net sales, the disclosure of segment information is reflected in the financial statements contained herein. UniFirst also has activities in Canada, which do not meet the thresholds outlined in SFAS 131.

13. NEW ACCOUNTING STANDARDS

In June of 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and for hedging activities) be recorded in the balance sheet as either as asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedging accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000.

In June 2000, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133", which defers for one year the effective date of SFAS No. 133. The Company has not determined the timing of adoption, but does not anticipate the adoption of this new standard to have a material impact on the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"), which is required to be adopted in the fourth quarter of fiscal years beginning after December 15, 1999. SAB 101 sets forth certain criteria, including the existence of persuasive evidence of an arrangement, which must be met in order that revenue be recognized. The Company anticipates that the adoption of SAB 101 will not have a significant effect on the financial condition or results of operations of the Company.

In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of Accounting Principles Board ("APB") Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. Since adoption, the application of FIN 44 has not had a significant effect on the financial condition or results of operations of the Company.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 26, 2000 and August 28, 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniFirst Corporation and subsidiaries as of August 26, 2000 and August 28, 1999 and the results of its operations and its cash flows for each of the three years in the period ended August 26, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Boston, Massachusetts
October 31, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
UniFirst Corporation and Subsidiaries

FISCAL YEAR ENDED AUGUST 26, 2000
COMPARED WITH FISCAL YEAR ENDED AUGUST 28, 1999

Revenues. In 2000, revenues increased 8.5% to $528.7 million as compared with $487.1 million for 1999. This increase can be attributed to growth from existing operations (4.2%), acquisitions (3.3%) and price increases (1.0%). Growth from existing operations was primarily from the conventional uniform rental business (3.9%) and from the nuclear garment services business (0.3%). The increase in revenues from acquisitions resulted from seven acquisitions made in fiscal 1999 and two acquisitions made fiscal 2000.

Operating Costs. Operating costs increased to $336.3 million for 2000 as compared with $294.5 million for 1999 as a result of costs associated with increased revenues. As a percentage of revenues, operating costs increased to 63.6% from 60.5% for these periods. The primary reason for the increase in operating costs as a percentage of revenues was the negative impact from a comparative year-to-year increase in merchandise expense. Last year the Company realized a benefit compared to this year due to a change made effective July, 1998 in the estimated lives and related amortization periods for rental merchandise in service, from primarily 12 months to primarily 15 months, which is more consistent with their respective useful lives (although the Company believes its principal publicly-held competitors amortize their garments over an average of 15 to 18 months). Other operating cost increases were attributable to integrating last year's acquisitions, primarily Standard Management and higher labor, fuel and energy costs. There was also lower contribution from the nuclear garment services business.

UniFirst Corporation 2000 Annual Report   www.unifirst.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $118.4 million for 2000 as compared with $109.1 million for 1999, primarily due to increased costs to support the Company's current and future revenue growth.

Selling and administrative expenses as a percentage of revenue was 22.4% in both periods.

Depreciation and Amortization. The Company's depreciation and amortization expense increased to $34.7 million, or 6.6% of revenues, for 2000 as compared with $31.7 million, or 6.5% of revenues, for 1999. This increase was due primarily to increased amortization costs due to acquisitions.

Net Interest Expense. Net interest expense was $7.2 million, or 1.4% of revenues, for 2000 as compared to $4.8 million, or 1.0% of revenues, for 1999. The increase is primarily attributable to higher debt levels in 2000.

Income Taxes. The Company's effective income tax rate was 38.0% in 2000 and 48.6% in 1999. The decrease is due primarily to the special $5.5 million tax reserve provided in the fourth quarter of 1999, as explained in the 1999 compared to 1998 discussion below.


FISCAL YEAR ENDED AUGUST 28, 1999
COMPARED WITH FISCAL YEAR ENDED AUGUST 29, 1998

Revenues. In 1999 revenues increased 8.7% to $487.1 million as compared with $448.1 million for 1998. This increase can be attributed to growth from existing operations (3.7%), acquisitions (4.0%) and price increases (1.0%). Growth from existing operations was primarily from the conventional uniform rental business (3.4%) and from the nuclear garment services business (0.3%). The increase in revenues from acquisitions resulted from one acquisition made in fiscal 1998 (in Alabama in June 1998) and seven acquisitions made in fiscal 1999 (one in Wisconsin and one in Mississippi, both in October 1998, one in New England and North Carolina in December 1998, one in Nevada in January 1999, another in Wisconsin in April 1999 and one in Massachusetts and one in Missouri, both in July 1999).

Operating Costs. Operating costs increased to $294.5 million for 1999 as compared with $269.7 million for 1998 as a result of costs associated with increased revenues. As a percentage of revenues, operating costs increased to 60.5% from 60.2% for these periods. The increase in operating costs as a percentage of revenues was primarily due to increased labor costs and other operating margin pressures, due primarily to acquisitions. These increases were offset somewhat by the benefit resulting from the change in estimated service lives and related amortization periods for rental merchandise in service, as explained in note one and in the 2000 compared to 1999 section above.

Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $109.1 million, or 22.4% of revenues, for 1999 as compared with $97.6 million, or 21.8% of revenues for 1998. This increase was due primarily to increased costs for professional sales training, national, catalog and internet sales to support the Company's current and future revenue growth. The Company also incurred increased costs to upgrade its Information Systems.

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

Income Taxes. The Company's effective income tax rate was 48.6% in 1999 and 36% in 1998. The increase is due primarily to a $5.5 million tax reserve provided in the fourth quarter of 1999 due to a decision by a tax court in the case of a national business regarding the deductibility of interest on its leveraged corporate owned life insurance (COLI) program. Although this ruling will be appealed, the Company has a similar program and provided a reserve for this potential liability. Without this $5.5 million reserve, the Company's effective income tax rate would have been 36.9% in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Shareholders' equity at August 26, 2000 was $271.2 million, or 68.2% of total capitalization.

Net cash provided by operating activities was $57.6 million in fiscal 2000 and totaled $166.3 million for the three years ended August 26, 2000. These cash flows, along with net additional borrowings of $80.6 million, were used primarily to fund $134.8 million in capital expenditures to expand and update Company facilities, including construction of new facilities in 2000 in Ebano, San Luis Potosi, Mexico; Detroit, Michigan and Seattle, Washington and significant building additions in Nashua, NH; Pittsburgh, PA and Dallas, TX. Additionally, $68.0 million was used for acquisitions during this three year period and $20.0 million was used to repurchase 1.1 million shares of the Company's common stock.

The Company had $7.1 million in cash and $34.8 million available on its $170 million unsecured line of credit with a syndicate of banks as of August 26, 2000. The Company believes its generated cash from operations and its borrowing capacity will adequately cover its foreseeable capital requirements.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Forward looking statements contained in this annual report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include uncertainties relating to the centralization of certain of the Company's operations at its Owensboro, KY distribution facility, uncertainties regarding the transfer of the Company's manufacturing facilities to new facilities in Mexico, the Company's ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the Company's ability to compete successfully without any significant degradation in its margin rates, seasonal fluctuations in business levels, control of the Company by the Croatti family and general economic conditions. When used in this annual report, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company are included to identify such forward looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RISK

Management has determined that all of the Company's foreign subsidiaries operate primarily in local currencies that represent the functional currencies of the subsidiaries. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expense accounts are translated at average exchange rates during the year. As such, the Company's operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries, as a result of the Company's transactions in these foreign markets. The Company does not operate a hedging program to mitigate the effect of a significant rapid change in the value of the Dutch Guilder or the Canadian Dollar as compared to the U.S. dollar. If such a change did occur, the Company would have to take into account a currency exchange gain or loss in the amount of the change in the U.S. dollar denominated balance of the amounts outstanding at the time of such change. While the Company does not believe such a gain or loss is likely and would not likely be material, there can be no assurance that such a loss would not have an adverse material effect on the Company's results of operations or financial condition.


INTEREST RATE RISK

The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. The Company does not use financial instruments for trading or other speculative purposes and is not party to any leveraged financial instruments.

The Company is exposed to interest rate risk primarily through its borrowings under its $170 million unsecured line of credit with a syndicate of banks. Under the line of credit, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's money market rate, as selected by the Company.



QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the results of operations for each of the quarters within the years ended August 26, 2000 and August 28, 1999.

(In thousands, except per share data)

                                     First          Second           Third          Fourth
2000                               Quarter         Quarter         Quarter         Quarter
------------------------------------------------------------------------------------------
Revenues                          $131,790        $130,283        $134,497        $132,156

Income before income taxes           8,807           6,363           8,869           8,005

Net income                           5,460           3,945           5,499           4,964


Weighted average
shares outstanding                  19,690          19,664          19,664          19,664

Net income per share              $   0.28        $   0.20        $   0.28        $   0.25
------------------------------------------------------------------------------------------


                                     First          Second           Third          Fourth
1999                               Quarter         Quarter         Quarter         Quarter
------------------------------------------------------------------------------------------
Revenues                          $116,335        $120,066        $125,661        $125,038

Income before income taxes          14,946          10,887          12,264           8,809

Net income                           9,416           6,859           7,726             105


Weighted average
shares outstanding                  20,511          20,691          20,320          20,098

Net income per share                 $0.46           $0.33           $0.38           $0.01
------------------------------------------------------------------------------------------

Common Stock Prices and Dividends Per Share for the Years Ended August 26, 2000 and August 28, 1999:

                         Price Per Share              Dividends Per Share
                                                    Class B
                                                     Common        Common
2000                     High            Low          Stock         Stock
-------------------------------------------------------------------------
First Quarter         $15.875        $10.188        $ 0.030       $0.0375

Second Quarter         15.313         10.250          0.030        0.0375

Third Quarter          11.750          8.000          0.030        0.0375

Fourth Quarter         11.125          7.438          0.030        0.0375
=========================================================================

1999
First Quarter         $28.750        $20.000        $ 0.024       $0.0300

Second Quarter         26.625         21.188          0.030        0.0375

Third Quarter          22.625         16.563          0.030        0.0375

Fourth Quarter         18.500         15.500          0.030        0.0375
=========================================================================

The Company's common shares are traded on the New York Stock Exchange (NYSE Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of October 31, 2000 were 148 and 21 respectively.


UniFirst Corporation 2000 Annual Report   www.unifirst.com