Form 10-K, Exhibit 13
period 2001-08-25
UNIFIRST CORP
filed 2001-11-21
CIK 717954

                                                                      Exhibit 13

ELEVEN YEAR FINANCIAL SUMMARY
UniFirst Corporation and Subsidiaries




FISCAL YEAR ENDED AUGUST  (In thousands, except ratios and per share data)

                                       2001          2000          1999          1998          1997          1996          1995
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Revenues                            $556,371      $528,726      $487,100      $448,052      $419,093      $391,794      $355,041

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)               85,133        73,954        83,471        80,804        70,387        61,729        53,725

Depreciation and
  amortization                        37,568        34,710        31,724        26,629        23,386        20,814        19,194

Income from
  operations                          47,565        39,244        51,747        54,175        47,001        40,915        34,531

Other expense
  (income), net                       10,108         7,200         4,841         2,316         2,118         2,398         2,787

Provision for
  income taxes                        14,233        12,176        22,800        18,669        16,160        13,855        11,110

Net income                            23,224        19,868        24,106        33,190        28,723        24,662        20,634
================================================================================================================================



FINANCIAL POSITION AT YEAR END

Total assets                        $491,813      $500,150      $465,627      $376,130      $339,626      $302,378      $272,691

Long-term obligations                 94,795       126,638       113,105        47,149        40,837        39,365        36,376

Shareholders' equity                 285,545       271,172       257,433       246,374       217,192       191,109       168,596
================================================================================================================================



FINANCIAL RATIOS

Net income
  as a % of revenues                     4.2%          3.8%          4.9%          7.4%          6.9%          6.3%          5.8%

Return on average
  shareholders' equity                   8.3%          7.5%          9.6%         14.3%         14.1%         13.7%         13.0%
================================================================================================================================

Weighted average number
  of shares outstanding - basic       19,364        19,670        20,438        20,511        20,511        20,511        20,511
================================================================================================================================



PER SHARE DATA

Revenues                            $  28.73      $  26.88      $  23.83      $  21.84      $  20.43      $  19.10      $  17.31

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)                 4.40          3.76          4.08          3.94          3.43          3.01          2.62

Net income - basic & diluted            1.20          1.01          1.18          1.62          1.40          1.20          1.01

Shareholders' equity                   14.75         13.79         12.60         12.01         10.59          9.32          8.22

Dividends

  Common stock                           .15           .15           .14           .12           .12           .11           .10

  Class B common stock                   .12           .12           .11           .10           .10           .09           .08
================================================================================================================================

                                            1994          1993          1992          1991
-------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Revenues                                 $318,039      $287,728      $268,190      $250,432

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)                    50,369        47,199        42,010        38,562

Depreciation and
  amortization                             17,912        16,454        15,999        14,229

Income from
  operations                               32,457        30,745        26,011        24,333

Other expense
  (income), net                             2,513         2,669         4,098         4,320

Provision for
  income taxes                             11,073        10,387         7,570         6,803

Net income                                 18,871        17,689        14,343*       13,210
===========================================================================================



FINANCIAL POSITION AT YEAR END

Total assets                             $250,160      $219,064      $212,097      $204,398

Long-term obligations                      41,602        32,231        47,641        52,032

Shareholders' equity                      149,472       132,723       117,329       105,888
===========================================================================================



FINANCIAL RATIOS

Net income
  as a % of revenues                          5.9%          6.1%          5.3%          5.3%

Return on average
  shareholders' equity                       13.4%         14.1%         12.9%         13.2%
===========================================================================================

Weighted average number
  of shares outstanding - basic            20,506        20,453        20,451        20,426
===========================================================================================



PER SHARE DATA

Revenues                                 $  15.51      $  14.07      $  13.11      $  12.26

Earnings before interest,
  taxes, depreciation and
  amortization (EBITDA)                      2.46          2.31          2.05          1.89

Net income - basic & diluted                 0.92          0.86          0.67          0.63

Shareholders' equity                         7.29          6.49          5.74          5.18

Dividends

  Common stock                                .10           .10           .06           .06

  Class B common stock                        .08           .04            --            --
===========================================================================================

Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of Directors on November 18, 1993.

* Amount reflects income before extraordinary item and accounting change. Net income was $12,923.



16      UniFirst Corporation

CONSOLIDATED STATEMENTS OF INCOME
UniFirst Corporation and Subsidiaries




Year Ended                                                  August 25,     August 26,     August 28,
(In thousands, except per share data)                            2001           2000           1999
---------------------------------------------------------------------------------------------------


Revenues                                                    $ 556,371      $ 528,726      $ 487,100
---------------------------------------------------------------------------------------------------



Cost and expenses:

  Operating costs                                             349,449        336,324        294,517

  Selling and administrative expenses                         121,789        118,448        109,112

  Depreciation and amortization                                37,568         34,710         31,724
---------------------------------------------------------------------------------------------------

                                                              508,806        489,482        435,353
---------------------------------------------------------------------------------------------------



Income from operations                                         47,565         39,244         51,747
---------------------------------------------------------------------------------------------------



Other expense (income):

  Interest expense                                              9,107          7,459          4,990

  Interest income                                              (1,239)          (259)          (149)

  Interest rate swap expense                                    2,240             --             --
---------------------------------------------------------------------------------------------------

                                                               10,108          7,200          4,841
---------------------------------------------------------------------------------------------------



Income before income taxes                                     37,457         32,044         46,906

Provision for income taxes                                     14,233         12,176         22,800
---------------------------------------------------------------------------------------------------



Net income                                                  $  23,224      $  19,868      $  24,106
===================================================================================================



Weighted average number of shares outstanding - basic          19,364         19,670         20,438
===================================================================================================



Weighted average number of shares outstanding - diluted        19,378         19,670         20,438
===================================================================================================



Net income per share - basic & diluted                      $    1.20      $    1.01      $    1.18
===================================================================================================



Dividends per share:

  Common stock                                              $    0.15      $    0.15      $    0.14

  Class B common stock                                           0.12           0.12           0.11
===================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.





                                                    UniFirst Corporation      17

CONSOLIDATED BALANCE SHEETS
UniFirst Corporation and Subsidiaries




(In thousands, except per share data)                                               August 25,     August 26,
                                                                                          2001           2000
-------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:

  Cash and cash equivalents                                                          $   5,699      $   7,137

  Receivables, less reserves of $3,237 in 2001 and $3,110 in 2000                       55,427         54,015

  Inventories                                                                           22,320         27,598

  Rental merchandise in service                                                         56,677         59,256

  Prepaid expenses                                                                         275            299
=============================================================================================================

    Total current assets                                                               140,398        148,305
-------------------------------------------------------------------------------------------------------------

Property and equipment:

  Land, buildings and leasehold improvements                                           199,084        194,619

  Machinery and equipment                                                              224,143        205,883

  Motor vehicles                                                                        57,620         53,535
-------------------------------------------------------------------------------------------------------------
                                                                                       480,847        454,037

  Less - accumulated depreciation                                                      215,154        191,704
-------------------------------------------------------------------------------------------------------------

                                                                                       265,693        262,333
-------------------------------------------------------------------------------------------------------------

Other assets, net                                                                       85,722         89,512
-------------------------------------------------------------------------------------------------------------

                                                                                     $ 491,813      $ 500,150
=============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Current maturities of long-term obligations                                        $   1,664      $   1,903

  Notes payable                                                                          1,344          1,118

  Accounts payable                                                                      19,334         19,718

  Accrued liabilities                                                                   55,242         47,170

  Accrued and deferred income taxes                                                     11,928         12,294
-------------------------------------------------------------------------------------------------------------

    Total current liabilities                                                           89,512         82,203
-------------------------------------------------------------------------------------------------------------

Long-term obligations, net of current maturities                                        93,131        124,735

Deferred income taxes                                                                   23,625         22,040

Commitments and Contingencies (Note 9)
-------------------------------------------------------------------------------------------------------------

Shareholders' equity:

  Preferred stock, $1.00 par value; 2,000,000 shares authorized; none issued                --             --

  Common stock, $.10 par value; 30,000,000 shares authorized;
    issued 10,516,634 shares in 2001 and 10,499,634 shares in 2000                       1,052          1,050

  Class B common stock, $.10 par value; 20,000,000 shares authorized; issued and
    outstanding 10,238,744 shares in 2001 and 10,255,744 shares in 2000                  1,024          1,026

  Treasury stock, 1,535,000 shares in 2001 and 1,091,500 shares in 2000, at cost       (24,755)       (20,049)

  Capital surplus                                                                       12,438         12,438

  Retained earnings                                                                    299,313        278,676

  Accumulated other comprehensive loss                                                  (3,527)        (1,969)
-------------------------------------------------------------------------------------------------------------

    Total shareholders' equity                                                         285,545        271,172
-------------------------------------------------------------------------------------------------------------

                                                                                     $ 491,813      $ 500,150
=============================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.



18      UniFirst Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
UniFirst Corporation and Subsidiaries





                                                        Class B                                              Class B
                                        Common           Common          Treasury            Common           Common
(In thousands)                          Shares           Shares            Shares             Stock            Stock
--------------------------------------------------------------------------------------------------------------------


Balance, August 29, 1998                10,217           10,294                --         $   1,022        $   1,029

Net income                                  --               --                --                --               --

Dividends                                   --               --                --                --               --

Shares issued in connection
  with an acquisition                      245               --                --                25               --

Shares converted                            38              (38)               --                 3               (3)

Shares repurchased                          --               --              (858)               --               --

Foreign currency
  translation adjustments                   --               --                --                --               --
--------------------------------------------------------------------------------------------------------------------

    Comprehensive income
====================================================================================================================



Balance, August 28, 1999                10,500           10,256              (858)            1,050            1,026

Net income                                  --               --                --                --               --

Dividends                                   --               --                --                --               --

Shares repurchased                          --               --              (234)               --               --

Foreign currency
  translation adjustments                   --               --                --                --               --
--------------------------------------------------------------------------------------------------------------------

    Comprehensive income
====================================================================================================================



Balance, August 26, 2000                10,500           10,256            (1,092)            1,050            1,026

Net income                                  --               --                --                --               --

Dividends                                   --               --                --                --               --

Shares converted                            17              (17)               --                 2               (2)

Shares repurchased                          --               --              (443)               --               --

Foreign currency
  translation adjustments                   --               --                --                --               --

Change in fair value of
  derivative instruments, net               --               --                --                --               --
--------------------------------------------------------------------------------------------------------------------

    Comprehensive income
====================================================================================================================



Balance, August 25, 2001                10,517           10,239            (1,535)        $   1,052        $   1,024
====================================================================================================================

                                                                                           Accumulated
                                                                                                 Other
                                         Treasury           Capital         Retained     Comprehensive     Comprehensive
(In thousands)                              Stock           Surplus         Earnings      Income (Loss)    Income (Loss)
------------------------------------------------------------------------------------------------------------------------


Balance, August 29, 1998                       --         $   7,078        $ 239,952         $  (2,707)               --

Net income                                     --                --           24,106                --         $  24,106

Dividends                                      --                --           (2,608)               --                --

Shares issued in connection
  with an acquisition                          --             5,360               --                --                --

Shares converted                               --                --               --                --                --

Shares repurchased                        (16,583)               --               --                --                --

Foreign currency
  translation adjustments                      --                --               --               759               759
------------------------------------------------------------------------------------------------------------------------

    Comprehensive income                                                                                       $  24,865
========================================================================================================================



Balance, August 28, 1999                  (16,583)           12,438          261,450            (1,948)               --

Net income                                     --                --           19,868                --            19,868

Dividends                                      --                --           (2,642)               --                --

Shares repurchased                         (3,466)               --               --                --                --

Foreign currency
  translation adjustments                      --                --               --               (21)              (21)
------------------------------------------------------------------------------------------------------------------------

    Comprehensive income                                                                                       $  19,847
========================================================================================================================



Balance, August 26, 2000                  (20,049)           12,438          278,676            (1,969)               --

Net income                                     --                --           23,224                --            23,224

Dividends                                      --                --           (2,587)               --                --

Shares converted                               --                --               --                --                --

Shares repurchased                         (4,706)               --               --                --                --

Foreign currency
  translation adjustments                      --                --               --              (893)             (893)

Change in fair value of
  derivative instruments, net                  --                --               --              (665)             (665)
------------------------------------------------------------------------------------------------------------------------

    Comprehensive income                                                                                       $  21,666
========================================================================================================================



Balance, August 25, 2001                $ (24,755)        $  12,438        $ 299,313         $  (3,527)
======================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.





                                                    UniFirst Corporation      19

CONSOLIDATED STATEMENTS OF CASH FLOWS
UniFirst Corporation and Subsidiaries




Year Ended                                                         August 25,        August 26,        August 28,
(In thousands)                                                          2001              2000              1999
----------------------------------------------------------------------------------------------------------------



Cash flows from operating activities:

Net income                                                         $  23,224         $  19,868         $  24,106

  Adjustments:

    Depreciation                                                      30,553            28,042            25,923

    Amortization of other assets                                       7,015             6,668             5,801

    Interest rate swap expense                                         2,240                --                --

    Changes in assets and liabilities, net of acquisitions:

      Receivables                                                     (1,446)           (2,220)           (5,639)

      Inventories                                                      5,161               491             3,717

      Rental merchandise in service                                    2,439            (3,492)           (7,957)

      Prepaid expenses                                                    23              (100)               41

      Accounts payable                                                  (143)            1,981             2,290

      Accrued liabilities                                              5,856               509             1,235

      Accrued and deferred income taxes                                 (324)            4,537             5,134

      Deferred income taxes                                            1,613             1,352             2,257
----------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                             76,211            57,636            56,908
----------------------------------------------------------------------------------------------------------------


Cash flows from investing activities:

Acquisition of businesses, net of cash acquired                       (1,300)           (6,783)          (53,782)

Capital expenditures                                                 (34,196)          (46,714)          (45,083)

Increase in other assets                                              (3,261)           (5,032)           (4,928)
----------------------------------------------------------------------------------------------------------------

  Net cash used in investing activities                              (38,757)          (58,529)         (103,793)
----------------------------------------------------------------------------------------------------------------



Cash flows from financing activities:

Increase in debt                                                         981            15,509            67,284

Reduction of debt                                                    (32,580)           (4,283)           (3,626)

Repurchase of common stock                                            (4,706)           (3,466)          (16,583)

Cash dividends                                                        (2,587)           (2,642)           (2,608)
----------------------------------------------------------------------------------------------------------------

  Net cash provided by (used in) financing activities                (38,892)            5,118            44,467
----------------------------------------------------------------------------------------------------------------



Net increase (decrease) in cash and cash equivalents                  (1,438)            4,225            (2,418)

Cash and cash equivalents at beginning of year                         7,137             2,912             5,330
----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                           $   5,699         $   7,137         $   2,912
================================================================================================================



Supplemental disclosure of cash flow information:

Interest paid                                                      $   8,588         $   7,745         $   4,355

Income taxes paid                                                     13,014             6,282            15,246
================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.





20      UniFirst Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UniFirst Corporation and Subsidiaries


(Amounts in thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION

UniFirst Corporation is a leading company in the garment service business. The Company designs, manufactures, personalizes, rents, cleans, delivers and sells a variety of superior quality occupational garments, career apparel and imagewear programs to businesses of all kinds. It also services industrial wiper towels, floor mats and other non-garment items and provides first aid cabinet services and other safety supplies. The Company also decontaminates and cleans, in separate facilities, garments which may have been exposed to radioactive materials.

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

REVENUE RECOGNITION

The Company recognizes revenues when services are provided or products are shipped to customers.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2001, 2000 and 1999 all had a 52-week year.

INVENTORIES

Inventories are stated at the lower of cost or market value. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,493 and $1,489 higher at August 25, 2001 and August 26, 2000, respectively.

RENTAL MERCHANDISE IN SERVICE

Rental merchandise in service, stated at cost less amortization, is being amortized on a straight-line basis over the estimated service lives (primarily 15 months) of the merchandise.

PROPERTY AND EQUIPMENT

The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings .......................................................    30-40 years

Leasehold improvements ..........................................  Term of lease

Machinery and equipment .........................................     3-10 years

Motor vehicles ..................................................      3-5 years

AMORTIZATION OF INTANGIBLE ASSETS

Customer contracts are amortized over periods of eight to seventeen years. Restrictive covenants are amortized over the terms of the respective non-competition agreements, which range from two to fifteen years. Goodwill is amortized over periods of fifteen to forty years.

INCOME TAXES

Deferred income taxes are provided for temporary differences between amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

NET INCOME PER SHARE

Basic and diluted net income per share is calculated using the weighted average number of common and dilutive potential common shares outstanding during the year.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate the carrying values of those instruments.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with current year presentation.

2. ACQUISITIONS

Information relating to the acquisition of businesses which were accounted for as purchases is as follows:

Year ended                              August 25,    August 26,      August 28,
                                             2001          2000            1999
--------------------------------------------------------------------------------
Fair value of tangible
  assets acquired                          $  300       $ 2,310        $ 26,927

Fair value of intangible
  assets acquired                           1,000         5,568          35,990

Liabilities assumed
  or created                                   --        (1,095)         (3,750)

Common stock issued
  (244,770 shares in 1999)                     --            --          (5,385)
--------------------------------------------------------------------------------
Acquisition of businesses,
  net of cash acquired                     $1,300       $ 6,783        $ 53,782
================================================================================

The results of operations of these acquisitions have been included on the Company's consolidated financial statements since their respective acquisition dates. None of these acquisitions were significant, individually or in the aggregate, in relation to the Company's consolidated financial statements and therefore pro forma financial information has not been presented.


                                                       UniFirst Corporation   21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UniFirst Corporation and Subsidiaries


3.  INCOME TAXES

The provision for income taxes consists of the following:

Year ended                            August 25,      August 26,      August 28,
                                           2001            2000            1999
--------------------------------------------------------------------------------
Current:

Federal and Foreign                    $ 14,466        $  8,020        $ 12,463

State                                     1,873           1,151            (102)
--------------------------------------------------------------------------------
                                         16,339           9,171          12,361
--------------------------------------------------------------------------------
Deferred:

Federal and Foreign                      (1,208)          2,584           8,777

State                                      (898)            421           1,662
--------------------------------------------------------------------------------
                                         (2,106)          3,005          10,439
--------------------------------------------------------------------------------
                                       $ 14,233        $ 12,176        $ 22,800
================================================================================

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

Year ended                            August 25,      August 26,      August 28,
                                           2001            2000            1999
--------------------------------------------------------------------------------
Income taxes at the
  statutory federal
  income tax rate                      $ 13,110        $ 11,215        $ 16,417

Puerto Rico exempt income                  (183)           (680)           (652)

Corporate-Owned
  Life Insurance                             --              --           5,500

State income taxes                          385             986             798

Foreign income taxes                        481             289             176

Other                                       440             366             561
--------------------------------------------------------------------------------
                                       $ 14,233        $ 12,176        $ 22,800
================================================================================

The Company's Puerto Rico subsidiary's income is 90% exempt from Puerto Rico income taxes through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's net deferred tax liabilities are as follows:

                                      August 25,      August 26,      August 28,
                                           2001            2000            1999
--------------------------------------------------------------------------------
Rental merchandise
  in service                           $ 20,061        $ 21,599        $ 20,234

Tax in excess of
  book depreciation                      20,151          19,244          16,662

Accruals and other                      (13,991)        (12,516)         (8,027)
--------------------------------------------------------------------------------
                                       $ 26,221        $ 28,327        $ 28,869
================================================================================

4. LONG-TERM OBLIGATIONS

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

                                                        August 25,    August 26,
                                                             2001          2000
--------------------------------------------------------------------------------
Unsecured revolving credit agreement
  with a syndicate of banks, interest
  rates of 5.03% and 8.15%, respectively                 $ 88,275      $119,000

Notes payable, interest rates from
  4.9% - 7.5%, payable in various
  installments through 2007                                 4,924         5,815

Amounts due for restrictive covenants
  and other, payable in various
  installments through 2005                                 1,596         1,823
--------------------------------------------------------------------------------
                                                           94,795       126,638

Less - current maturities                                   1,664         1,903
--------------------------------------------------------------------------------
                                                         $ 93,131      $124,735
================================================================================

Aggregate current maturities of long-term obligations for all years subsequent to August 25, 2001 are $1,664 in 2002, $89,565 in 2003, $2,258 in 2004, $441 in
2005, $349 in 2006 and $518 thereafter.

The Company's unsecured revolving credit agreement runs through August 15, 2003. As of August 25, 2001, the maximum available line of credit was $170,000. Under this line of credit, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's money market rate, as selected by the Company. This agreement contains, among other things, provisions regarding net worth and debt coverage. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $168,947 as of August 25, 2001. As of August 25, 2001, the Company was in compliance with these provisions.

5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, in 2001. SFAS No. 133 establishes standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities.

The Company has entered into interest rate swap agreements to manage its exposure to movements in interest rates on its variable rate debt. The swap agreements are cash flow hedges and are used to manage exposure to interest rate movement by effectively changing the variable rate to a fixed rate. Such instruments are matched with the underlying borrowings. SFAS No. 133 eliminates special hedge accounting if a swap agreement does not meet certain criteria, thus requiring the Company to reflect all changes in the fair value of the swap agreement in earnings in the period of change.

In October 1999, the Company entered into an interest rate swap agreement with a bank, notional amount $40,000, maturing October 13, 2004. The Company pays a fixed rate of 6.38% and receives a variable rate tied to the three month LIBOR rate. As of August 25, 2001, the variable rate was 3.76%. On October 15, 2002, the bank has the option to terminate the swap agreement without further obligation to make payments to the Company. Since this swap agreement does not meet the required criteria necessary to use special hedge


22   UniFirst Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UniFirst Corporation and Subsidiaries


accounting, the Company has recorded a $2,240 charge in 2001, through other expense, as a result of the change in the fair value of the swap agreement.

In June 2001, the Company entered into a second interest rate swap agreement with a bank, notional amount $20,000, maturing June 5, 2003. The Company pays a fixed rate of 4.69% and receives a variable rate tied to the three month LIBOR rate. As of August 25, 2001, the variable rate was 3.94%. This swap agreement meets the required criteria as defined in SFAS No. 133 to use special hedge accounting, and the Company has recorded a $150 charge, net of tax of $100, in 2001, through other comprehensive income, for the change in the fair value of the swap agreement.

During 2001, the Company entered into natural gas swap agreements to mitigate the commodity price risk associated with the natural gas used at certain laundry facilities. These agreements were based on forecasted monthly usage for certain laundry facilities through December 2002. As of August 25, 2001, the Company had hedged approximately 882 MMBtus, paying fixed prices between $3.79 and $4.78 and receiving variable prices based on the New York Mercantile Exchange closing prices for each month during the lives of the contracts. The swap agreements meet the required criteria as defined in SFAS No. 133 to use special hedge accounting as cash flow hedges. As a result, the Company has recorded a $515 charge, net of tax of $343, in 2001, through other comprehensive income, for the change in the fair value of the swap agreements. These amounts will be recognized in operating costs in the accompanying consolidated statements of income as the natural gas is used in the laundry facilities.

6. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan were $5,744 in 2001, $4,404 in 2000 and $4,100 in 1999.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to the plans amounted to $282 in 2001, $419 in 2000 and $404 in 1999. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.

7. OTHER ASSETS

Other assets on the accompanying consolidated balance sheets are as follows:

                                                         August 25,   August 26,
                                                              2001         2000
--------------------------------------------------------------------------------
Customer contracts, restrictive
  covenants and other assets arising from
  acquisitions, less accumulated amortization of
  $37,816 and $32,728, respectively                        $26,110      $28,075

Goodwill, less accumulated
  amortization of $9,191 and
  $7,238, respectively                                      54,579       56,007

Other                                                        5,033        5,430
--------------------------------------------------------------------------------
                                                           $85,722      $89,512
=========================================================================-======

8. ACCRUED LIABILITIES

Accrued liabilities on the accompanying consolidated balance sheets are as follows:

                                                   August 25,         August 26,
                                                        2001               2000
--------------------------------------------------------------------------------
Insurance                                            $20,212            $19,815

Payroll related                                       13,216             12,025

Other                                                 21,814             15,330
--------------------------------------------------------------------------------
                                                     $55,242            $47,170
================================================================================

9. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases certain buildings from independent parties. Total rent expense on all leases was $3,564 in 2001, $3,542 in 2000 and $3,027 in 1999.
Annual minimum lease commitments for all years subsequent to August 25, 2001 are $2,643 in 2002, $1,961 in 2003, $1,213 in 2004, $603 in 2005, $246 in 2006 and
$48 thereafter.

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

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of $13,327 and $17,203 outstanding as of August 25, 2001 and August 26, 2000, respectively.

10.  COMMON STOCK OPTIONS

The Company adopted an incentive stock option plan in November 1996 and reserved 150,000 shares of common stock for issue under the plan. Options granted under the plan are at a price equal to the fair market value of the Company's common stock on the date of grant and expire eight years after the grant date. Each option is subject to a proportional four-year vesting schedule with no options generally being vested or exercisable until one year from date of grant. Options for 57,000 shares at $15.125 per share and 1,000 shares at $11.875 per share were granted in 2000. Options for 57,700 shares at $10.063 were granted in 2001.

The Company accounts for the stock option plan under Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized related to stock option grants. Had compensation cost for this plan been determined consistent with


                                                       UNIFIRST CORPORATION   23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UniFirst Corporation and Subsidiaries


10.  COMMON STOCK OPTIONS (CONTINUED)

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                       2001                 2000
--------------------------------------------------------------------------------
NET INCOME:

As reported                                      $   23,224           $   19,868

Pro forma                                            23,078               19,782

EARNINGS PER SHARE:

As reported                                      $     1.20           $     1.01

Pro forma                                              1.19                 1.01
--------------------------------------------------------------------------------

Due to the fact that no options were granted prior to August 28, 1999, there was no impact on the net income and earnings per share for the year ending August 28, 1999. A summary of the status for all outstanding options and changes during 2000 and 2001 is presented in the table below:

                                                         2001              2000
--------------------------------------------------------------------------------
Balance, beginning of year                             55,800                 0

Granted                                                57,700            58,000

Exercised                                                   0                 0

Forfeited                                              (5,700)           (2,200)
--------------------------------------------------------------------------------
Balance, end of year                                  107,800            55,800
================================================================================
Exercisable, end of year                               13,075                 0
================================================================================

The fair value of each option grant is calculated using the Black-Scholes option pricing model, as prescribed by SFAS No. 123, based upon the date of grant, with the following assumptions used for grants each year:

                                                                2001        2000
--------------------------------------------------------------------------------
Risk-free interest rate                                        5.78%        6.34%

Expected dividend yield                                        1.00%        1.00%

Expected life in years                                            8            8

Expected volatility                                              30%          30%

Weighted average remaining contractual
   life of options outstanding in years                           7            7
--------------------------------------------------------------------------------

The weighted average fair value of options granted during 2001 and 2000 were $4.28 and $6.63, respectively.

11. SHAREHOLDERS' EQUITY

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

12. OTHER COMPREHENSIVE INCOME (LOSS)

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 established new rules for the reporting and display of comprehensive income and its components. The adoption of SFAS No. 130 had no impact on the Company's net income. The components of accumulated other comprehensive income (loss) were as follows:

                                        August 25,     August 26,     August 28,
                                             2001           2000           1999
--------------------------------------------------------------------------------
Foreign currency
  translation adjustments                 $(2,862)       $(1,969)       $(1,948)

Fair value of derivative
  instruments, net                           (665)            --             --
--------------------------------------------------------------------------------
Accumulated other
  comprehensive
  income (loss)                           $(3,527)       $(1,969)       $(1,948)
--------------------------------------------------------------------------------

13. SEGMENT REPORTING

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established new rules for public companies relating to the reporting of financial and descriptive information about their operating segments in consolidated financial statements. Since the Company operates as a single business segment, that being the design, rental, cleaning and delivery of occupational garments, industrial wiper towels, floor mats and other non-garment items, which represent more than 90% of consolidated net sales, the disclosure of segment information is reflected in the consolidated financial statements contained herein. UniFirst also has activities in Canada and Europe, which do not meet the thresholds outlined in SFAS No. 131.


24   UniFirst Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UniFirst Corporation and Subsidiaries


14. NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. SFAS No. 141 supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises."

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for goodwill and other intangible assets. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." The Company has adopted SFAS No. 142 effective August 26, 2001. The Company is currently assessing the impact of adopting SFAS No. 142. The provision of SFAS No. 142 will be applied to all goodwill and other intangible assets recognized in the Company's consolidated financial statements as of August 26, 2001. Impairment losses related to goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS No. 142 will be reported as a change in accounting principle.

In addition, in June 2001, the FASB approved the issuance of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the adoption date or the impact of adopting SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not yet determined the adoption date or the impact of adopting SFAS No. 144.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
UniFirst Corporation and Subsidiaries


To UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 25, 2001 and August 26, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 25, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries as of August 25, 2001 and August 26, 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 25, 2001, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP

Boston, Massachusetts

October 31, 2001


                                                       UniFirst Corporation   25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
UniFirst Corporation and Subsidiaries

FISCAL YEAR ENDED AUGUST 25, 2001 COMPARED WITH FISCAL YEAR ENDED AUGUST 26,
2000

Revenues. In 2001, revenues increased 5.2% to $556.4 million as compared with $528.7 million for 2000. This increase can be attributed to growth from existing operations (4.0%), price increases (1.0%) and acquisitions (0.2%). Growth from existing operations was primarily from the conventional uniform rental business (3.1%) and from the nuclear garment services business (0.9%).

Operating Costs. Operating costs increased to $349.4 million for 2001 as compared with $336.3 million for 2000 as a result of costs associated with increased revenues. As a percentage of revenues, operating costs decreased to 62.8% from 63.6% for these periods, primarily due to lower merchandise costs resulting from improved product utilization, offset somewhat by significant increases in energy related costs such as natural gas, electricity and fuel.

Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $121.8 million, or 21.9% of revenues, for 2001 as compared with $118.4 million, or 22.4% of revenues, for 2000. These costs were favorably impacted by a $1.1 million settlement received in the first quarter of 2001 from a lawsuit related to the Company's nuclear garment services business. Excluding this settlement, these expenses would have been $122.9 million, or 22.1% of revenues, for 2001.

Depreciation and Amortization. The Company's depreciation and amortization expense increased to $37.6 million, or 6.8% of revenues, for 2001, as compared with $34.7 million, or 6.6% of revenues, for 2000. This increase was due primarily to higher depreciation expense in 2001.

Other Expense (Income). Net interest expense (interest expense less interest income) was $7.9 million, or 1.4% of revenues, for 2001 as compared with $7.2 million, or 1.4% of revenues, for 2000. The increase is primarily attributable to higher interest rates during 2001, offset somewhat by higher interest income resulting from charges to customers for overdue receivable balances. Interest rate swap expense was $2.2 million, or 0.4% of revenues, for 2001 due to the implementation of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. See
Note 5 for a further discussion of the impact of this change.

Income Taxes. The Company's effective income tax rate was 38.0% in both 2001 and 2000.

FISCAL YEAR ENDED AUGUST 26, 2000 COMPARED WITH FISCAL YEAR ENDED AUGUST 28,
1999

Revenues. In 2000, revenues increased 8.5% to $528.7 million as compared with $487.1 million for 1999. This increase can be attributed to growth from existing operations (4.2%), acquisitions (3.3%) and price increases (1.0%). Growth from existing operations was primarily from the conventional uniform rental business (3.9%) and from the nuclear garment services business (0.3%). The increase in revenues from acquisitions resulted from seven acquisitions made in fiscal 1999 and two acquisitions made in fiscal 2000.

Operating Costs. Operating costs increased to $336.3 million for 2000 as compared with $294.5 million for 1999 as a result of costs associated with increased revenues. As a percentage of revenues, operating costs increased to 63.6% from 60.5% for these periods. The primary reason for the increase in operating costs as a percentage of revenues was the negative impact from a comparative year-to-year increase in merchandise expense. Last year the Company realized a benefit compared to this year due to a change made effective July, 1998 in the estimated lives and related amortization periods for rental merchandise in service, from primarily 12 months to primarily 15 months, which is more consistent with their respective useful lives (although the Company believes its principal publicly-held competitors amortize their garments over an average of 15 to 18 months). Other operating cost increases were attributable to integrating last year's acquisitions, primarily Standard Management, and higher labor, fuel and energy costs. There was also lower contribution from the nuclear garment services business.

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


26   UniFirst Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
UniFirst Corporation and Subsidiaries


Income Taxes. The Company's effective income tax rate was 38.0% in 2000 and 48.6% in 1999. The decrease is due primarily to a $5.5 million tax reserve provided in the fourth quarter of 1999 due to a decision by a tax court in the case of a national business regarding the deductibility of interest on its leveraged corporate owned life insurance (COLI) program. Although this ruling will be appealed, the Company has a similar program and provided a reserve for this potential liability. Without this $5.5 million reserve, the Company's effective income tax rate would have been 36.9% in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Shareholders' equity at August 25, 2001 was $285.5 million, or 75.1% of total capitalization.

Net cash provided by operating activities was $76.2 million in fiscal 2001 and totaled $190.8 million for the three years ended August 25, 2001. These cash flows, along with net additional borrowings of $43.3 million, were used to fund $126.0 million in capital expenditures to expand and update Company facilities, $61.9 million was used for acquisitions, and $24.8 million was used to repurchase 1.5 million shares of the Company's common stock.

The Company had $5.7 million in cash and $69.4 million available on its $170 million unsecured line of credit with a syndicate of banks as of August 25, 2001. The Company believes its generated cash from operations and its borrowing capacity will adequately cover its foreseeable capital requirements.

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

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Forward looking statements contained in this annual report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include uncertainties regarding the transfer of the Company's manufacturing operations to new facilities in Mexico, the Company's ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the Company's ability to compete successfully without any significant degradation in its margin rates, seasonal fluctuations in business levels, uncertainties regarding the price levels of natural gas, electricity and fuel, uncertainties arising from the war on terrorism and its impact on the economy and general economic conditions. When used in this annual report, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company are included to identify such forward looking statements.


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


FOREIGN CURRENCY EXCHANGE RISK

Management has determined that all of the Company's foreign subsidiaries operate primarily in local currencies that represent the functional currencies of the subsidiaries. All assets and liabilities of foreign subsidiaries are


                                                       UniFirst Corporation   27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expense accounts are translated at average exchange rates during the year. As such, the Company's operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries, as a result of the Company's transactions in these foreign markets. The Company does not operate a hedging program to mitigate the effect of a significant rapid change in the value of the Canadian Dollar, Euro or Mexican Peso as compared to the U.S. dollar. If such a change did occur, the Company would have to take into account a currency exchange gain or loss in the amount of the change in the U.S. dollar denominated balance of the amounts outstanding at the time of such change. While the Company does not believe such a gain or loss is likely, and would not likely be material, there can be no assurance that such a loss would not have an adverse material effect on the Company's results of operations or financial condition.

INTEREST RATE RISK

The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. See
Note 5 for details on the Company's derivative instruments and hedging activities.

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


QUARTERLY FINANCIAL DATA (UNAUDITED)
UniFirst Corporation and Subsidiaries


The following is a summary of the results of operations for each of the quarters within the years ended August 25, 2001 and August 26, 2000.

(In thousands, except per share data)

                                   First      Second       Third      Fourth
2001                             Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
Revenues                        $141,009    $136,562    $140,625    $138,175

Income before income taxes        11,010       6,941      10,251       9,255

Net income                         6,826       4,303       6,356       5,739

Weighted average
  shares outstanding - basic      19,620      19,362      19,256      19,220

Net income per share -
  basic & diluted               $   0.35    $   0.22    $   0.33    $   0.30
--------------------------------------------------------------------------------

                                   First      Second       Third      Fourth
2000                             Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
Revenues                        $131,790    $130,283    $134,497    $132,156

Income before income taxes         8,807       6,363       8,869       8,005

Net income                         5,460       3,945       5,499       4,964

Weighted average
  shares outstanding              19,690      19,664      19,664      19,664

Net income per share            $   0.28    $   0.20    $   0.28    $   0.25
--------------------------------------------------------------------------------

Common Stock Prices and Dividends Per Share for the Years Ended August 25, 2001 and August 26, 2000:

                                    Price Per Share          Dividends Per Share

                                                            Class B
                                                             Common       Common
2001                               High           Low         Stock        Stock
--------------------------------------------------------------------------------
First Quarter                   $10.625       $ 8.875       $ 0.030      $0.0375

Second Quarter                   13.938         9.063         0.030       0.0375

Third Quarter                    19.700        12.350         0.030       0.0375

Fourth Quarter                   19.250        15.600         0.030       0.0375
--------------------------------------------------------------------------------

                                   Price Per Share          Dividends Per Share

                                                            Class B
                                                             Common       Common
2000                               High           Low         Stock        Stock
--------------------------------------------------------------------------------
First Quarter                   $15.875       $10.188       $ 0.030      $0.0375

Second Quarter                   15.313        10.250         0.030       0.0375

Third Quarter                    11.750         8.000         0.030       0.0375

Fourth Quarter                   11.125         7.438         0.030       0.0375
--------------------------------------------------------------------------------

The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF). The approximate number of shareholders of record of the Company's common stock and Class B common stock as of October 31, 2001 were 142 and 21 respectively.


28   UniFirst Corporation