Form 10-K, Exhibit 13
period 2002-08-31
UNIFIRST CORP
filed 2002-11-27
CIK 717954

                                                                      Exhibit 13

Financial Highlights
UniFirst Corporation and Subsidiaries


Fiscal Year Ended August
(In thousands, except per share data)            2002       2001      % Change
-------------------------------------------------------------------------------

Revenues                                       $578,898   $556,371        4.0%
Earnings Before Interest, Taxes,
  Depreciation and Amortization (EBITDA)         90,010     85,133        5.7%
Income from operations                           51,979     47,565        9.3%
Net income                                       26,859     23,224       15.7%
Shareholders' equity                            309,740    285,545        8.5%
Net income per share - Basic                       1.40       1.20       16.7%
===============================================================================
Net income per share - Diluted                     1.39       1.20       15.8%
===============================================================================

===============================================================================

Ten Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August
(In thousands, except
Financial Ratios
and per share data)         2002       2001       2000       1999      1998       1997       1996       1995      1994       1993
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                  $578,898  $ 556,371   $528,726  $ 487,100  $448,052  $ 419,093  $ 391,794   $355,041  $318,039   $287,728
Earnings before
 interest, taxes,
 depreciation and
 amortization
 (EBITDA)                   90,010     85,133     73,954     83,471    80,804     70,387     61,729     53,725    50,369     47,199
Depreciation and
 amortization               38,031     37,568     34,710     31,724    26,629     23,386     20,814     19,194    17,912     16,454
Income from
 operations                 51,979     47,565     39,244     51,747    54,175     47,001     40,915     34,531    32,457     30,745
Other expense
 (income), net               8,660     10,108      7,200      4,841     2,316      2,118      2,398      2,787     2,513      2,669
Provision for
 income taxes               16,460     14,233     12,176     22,800    18,669     16,160     13,855     11,110    11,073     10,387
Net income                  26,859     23,224     19,868     24,106    33,190     28,723     24,662     20,634    18,871     17,689
------------------------------------------------------------------------------------------------------------------------------------

Financial Position
 at Year End
Total assets              $494,835  $ 491,813   $500,150  $ 465,627  $376,130  $ 339,626  $ 302,378   $272,691  $250,160   $219,064
Long-term obligations       85,096     94,795    126,638    113,105    47,149     40,837     39,365     36,376    41,602     32,231
Shareholders' equity       309,740    285,545    271,172    257,433   246,374    217,192    191,109    168,596   149,472    132,723
------------------------------------------------------------------------------------------------------------------------------------

Financial Ratios
Net income
 as a % of revenues            4.6%       4.2%       3.8%       4.9%      7.4%       6.9%       6.3%       5.8%      5.9%       6.1%
Return on average
 shareholders' equity          9.0%       8.3%       7.5%       9.6%     14.3%      14.1%      13.7%      13.0%     13.4%      14.1%
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number
 of shares outstanding
 -- basic                   19,222     19,364     19,670     20,438    20,511     20,511     20,511     20,511    20,506     20,453
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number
 of shares outstanding
 -- diluted                 19,278     19,378     19,670     20,438    20,511     20,511     20,511     20,511    20,506     20,453
------------------------------------------------------------------------------------------------------------------------------------

Per Share Data
Revenues                    $30.12     $28.73     $26.88     $23.83    $21.84     $20.43     $19.10     $17.31    $15.51     $14.07
Earnings before
 interest,  taxes,
 depreciation and
 amortization (EBITDA)        4.68       4.40       3.76       4.08      3.94       3.43       3.01       2.62      2.46       2.31
Net Income - basic            1.40       1.20       1.01       1.18      1.62       1.40       1.20       1.01      0.92       0.86
Net Income - diluted          1.39       1.20       1.01       1.18      1.62       1.40       1.20       1.01      0.92       0.86
Shareholders' equity         16.11      14.75      13.79      12.60     12.01      10.59       9.32       8.22      7.29       6.49
Dividends
 Common stock                  .15        .15        .15        .14       .12        .12        .11        .10       .10        .10
 Class B common stock          .12        .12        .12        .11       .10        .10        .09        .08       .08        .04
------------------------------------------------------------------------------------------------------------------------------------

Per share amounts for all years have been restated to reflect a two-for-one stock split declared by the Board of
Directors on November 18, 1993.

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year Ended                                                         August 31,          August 25,         August 26,
(In thousands, except per share data)                                2002                2001               2000
--------------------------------------------------------------------------------------------------------------------
Revenues                                                         $    578,898        $    556,371       $   528,726
--------------------------------------------------------------------------------------------------------------------

Cost and expenses:
  Operating costs                                                     349,009             349,449           336,324
  Selling and administrative expenses                                 139,879             121,789           118,448
  Depreciation and amortization                                        38,031              37,568            34,710
--------------------------------------------------------------------------------------------------------------------
                                                                      526,919             508,806           489,482
--------------------------------------------------------------------------------------------------------------------

Income from operations                                                 51,979              47,565            39,244
--------------------------------------------------------------------------------------------------------------------

Other expense (income):
  Interest expense                                                      8,843               9,107             7,459
  Interest income                                                      (1,439)             (1,239)             (259)
  Interest rate swap expense                                            1,256               2,240                --
--------------------------------------------------------------------------------------------------------------------
                                                                        8,660              10,108             7,200
--------------------------------------------------------------------------------------------------------------------

Income before income taxes                                             43,319              37,457            32,044
Provision for income taxes                                             16,460              14,233            12,176
--------------------------------------------------------------------------------------------------------------------

Net income                                                        $    26,859         $    23,224       $    19,868
====================================================================================================================

Weighted average number of shares outstanding - basic                  19,222              19,364            19,670
====================================================================================================================

Weighted average number of shares outstanding - diluted                19,278              19,378            19,670
====================================================================================================================

Net income per share - basic                                            $1.40               $1.20             $1.01
====================================================================================================================

Net income per share - diluted                                          $1.39               $1.20             $1.01
====================================================================================================================

Cash dividends per share:
  Common stock                                                          $0.15               $0.15             $0.15
  Class B common stock                                                  $0.12               $0.12             $0.12
====================================================================================================================

               The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

                    (In thousands, except per share data)                            August 31,      August 25,
                                                                                        2002            2001
----------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                         $    4,333       $    5,699
  Receivables, less reserves of $2,687 in 2002 and $3,237 in 2001                       54,587           55,427
  Inventories                                                                           24,807           22,320
  Rental merchandise in service                                                         56,047           56,677
  Prepaid expenses                                                                         315              275
----------------------------------------------------------------------------------------------------------------
           Total current assets                                                        140,089          140,398
----------------------------------------------------------------------------------------------------------------
Property and equipment:
  Land, buildings and leasehold improvements                                           208,000          199,084
  Machinery and equipment                                                              229,692          224,143
  Motor vehicles                                                                        60,925           57,620
----------------------------------------------------------------------------------------------------------------
                                                                                       498,617          480,847
  Less - accumulated depreciation                                                      229,621          215,154
                                                                              ----------------------------------
                                                                                       268,996          265,693
                                                                              ----------------------------------
Goodwill, net                                                                           61,539           54,579
Other intangible assets, net                                                            23,155           26,110
Other assets                                                                             1,056            5,033
                                                                              ----------------------------------
                                                                                    $  494,835      $   491,813
================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term obligations                                       $    1,406       $    1,664
  Notes payable                                                                          1,195            1,344
  Accounts payable                                                                      17,012           19,334
  Accrued liabilities                                                                   53,331           55,242
  Accrued and deferred income taxes                                                      1,457           11,928
----------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                    74,401           89,512
----------------------------------------------------------------------------------------------------------------
Long-term obligations, net of current maturities                                        83,690           93,131
Deferred income taxes                                                                   27,004           23,625
Commitments and Contingencies (Note 9)
----------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares authorized; none issued                --               --
  Common stock, $.10 par value; 30,000,000 shares authorized; issued
     10,555,109 shares in 2002 and 10,516,634 shares in 2001                             1,055            1,052
  Class B common stock, $.10 par value; 20,000,000 shares authorized;
      Issued and outstanding 10,205,144 shares in 2002 and 10,238,744
        shares in 2001                                                                   1,021            1,024
  Treasury stock, 1,535,055 shares in 2002 and 1,535,000 shares in
        2001, at cost                                                                  (24,756)         (24,755)
  Capital surplus                                                                       12,503           12,438
  Retained earnings                                                                    323,595          299,313
  Accumulated other comprehensive loss                                                  (3,678)          (3,527)
----------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                   309,740          285,545
----------------------------------------------------------------------------------------------------------------
                                                                                    $  494,835      $   491,813
================================================================================================================


           The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

                                        Class B                            Class B
                              Common     Common     Treasury     Common     Common     Treasury    Capital   Retained
     (In thousands)           Shares     Shares      Shares       Stock      Stock      Stock      Surplus    Earnings
----------------------------------------------------------------------------------------------------------------------
Balance, August 28, 1999      10,500     10,256        (858)     $1,050     $1,026    $(16,583)    $12,438   $261,450
Net income                        --         --          --          --         --          --          --     19,868
Dividends                         --         --          --          --         --          --          --     (2,642)
Shares repurchased                --         --        (234)         --         --      (3,466)         --         --
Foreign Currency
 translation adjustments          --         --          --          --         --          --          --         --
----------------------------------------------------------------------------------------------------------------------
     Comprehensive income
----------------------------------------------------------------------------------------------------------------------
Balance, August 26, 2000      10,500     10,256      (1,092)      1,050      1,026     (20,049)     12,438    278,676
Net income                        --         --          --          --         --          --          --     23,224
Dividends                         --         --          --          --         --          --          --     (2,587)
Shares converted                  17        (17)         --           2         (2)         --          --         --
Shares repurchased                --         --        (443)         --         --      (4,706)         --         --
Foreign Currency
 translation adjustments          --         --          --          --         --          --          --         --
Change in fair value of
 derivative instruments,
 net of tax                       --         --          --          --         --          --          --         --
----------------------------------------------------------------------------------------------------------------------
     Comprehensive income
----------------------------------------------------------------------------------------------------------------------
Balance, August 25, 2001      10,517     10,239      (1,535)     $1,052     $1,024    $(24,755)    $12,438   $299,313
Net income                        --         --          --          --         --          --          --     26,859
Dividends                         --         --          --          --         --          --          --     (2,577)
Shares converted                  34        (34)         --           3         (3)         --          --         --
Shares repurchased                --         --          --          --         --          (1)         --         --
Stock options exercised            4         --          --          --         --          --          65         --
Foreign Currency
 translation adjustments          --         --          --          --         --          --          --         --
Change in fair value of
 derivative instruments,
 net of tax                       --         --          --          --         --          --          --         --
----------------------------------------------------------------------------------------------------------------------
     Comprehensive income
----------------------------------------------------------------------------------------------------------------------
Balance, August 31, 2002      10,555     10,205      (1,535)     $1,055     $1,021    $(24,756)    $12,503   $323,595
=====================================================================================================================



                                            Accumulated
                                              Other
                                          Comprehensive     Comprehensive
     (In thousands)                        Income (Loss)    Income (Loss)
------------------------------------------------------------------------
Balance, August 28, 1999                     $(1,948)              --
Net income                                        --          $19,868
Dividends                                         --               --
Shares repurchased                                --               --
Foreign Currency
 translation adjustments                         (21)             (21)
------------------------------------------------------------------------
     Comprehensive income                                     $19,847
------------------------------------------------------------------------
Balance, August 26, 2000                      (1,969)              --
Net income                                        --           23,224
Dividends                                         --               --
Shares converted                                  --               --
Shares repurchased                                --               --
Foreign Currency
 translation adjustments                        (893)            (893)
Change in fair value of
 derivative instruments,
 net of tax                                     (665)            (665)
------------------------------------------------------------------------
     Comprehensive income                                     $21,666
------------------------------------------------------------------------
Balance, August 25, 2001                     $(3,527)
Net income                                        --           26,859
Dividends                                         --               --
Shares converted                                  --               --
Shares repurchased                                --               --
Stock options exercised                           --               --
Foreign Currency
 translation adjustments                        (471)            (471)
Change in fair value of
 derivative instruments,
 net of tax                                      320              320
------------------------------------------------------------------------
     Comprehensive income                                     $26,708
------------------------------------------------------------------------
Balance, August 31, 2002                     $(3,678)
========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year Ended                                                            August 31,     August 25,     August 26,
(In thousands)                                                           2002           2001           2000
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                             $ 26,859       $ 23,224       $ 19,868
  Adjustments:
     Depreciation                                                        32,755         30,553         28,042
     Amortization of other assets                                         5,276          7,015          6,668
     Interest rate swap expense                                           1,256          2,240             --
     Changes in assets and liabilities, net of acquisitions:
         Receivables                                                      1,158         (1,446)        (2,220)
         Inventories                                                     (2,394)         5,161            491
         Rental merchandise in service                                    1,618          2,439         (3,492)
         Prepaid expenses                                                   (40)            23           (100)
         Accounts payable                                                (2,670)          (143)         1,981
         Accrued liabilities                                             (3,156)         5,856            509
         Accrued and deferred income taxes                              (11,351)          (324)         4,537
         Deferred income taxes                                            3,388          1,613          1,352
--------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                              52,699         76,211         57,636
--------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired                         (12,342)        (1,300)        (6,783)
Capital expenditures                                                    (33,304)       (34,196)       (46,714)
Decrease (increase)  in other assets                                      3,940         (3,261)        (5,032)
--------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                 (41,706)       (38,757)       (58,529)
--------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Increase in debt                                                            152            981         15,509
Reduction of debt                                                        (9,998)       (32,580)        (4,283)
Repurchase of common stock                                                   (1)        (4,706)        (3,466)
Proceeds from exercise of common stock options                               65             --             --
Cash dividends                                                           (2,577)        (2,587)        (2,642)
--------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                   (12,359)       (38,892)         5,118
--------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                     (1,366)        (1,438)         4,225
Cash and cash equivalents at beginning of year                            5,699          7,137          2,912
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $  4,333       $  5,699       $  7,137
==============================================================================================================

Supplemental disclosure of cash flow information:
Interest paid                                                          $  8,776       $  8,588       $  7,745
Income taxes paid                                                        24,418         13,014          6,282
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries


(Amounts in thousands, except per share and common stock options data)

1.  Summary Of Critical and Significant Accounting Policies

Business Description
UniFirst Corporation (the "Company") is a leading company in the garment service business. The Company designs, manufactures, personalizes, rents, cleans, delivers and sells a variety of superior quality occupational garments, career apparel and imagewear programs to businesses of all kinds. It also services industrial wiper towels, floor mats and other non-garment items and provides first aid cabinet services and other safety supplies. The Company also decontaminates and cleans, in separate facilities, garments which may have been exposed to radioactive materials.

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

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year
The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2002 had 53 weeks, while fiscal 2001 and 2000 had 52 weeks.

Revenue Recognition and Allowance for Doubtful Accounts
The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Judgments and estimates are used in determining the collectability of accounts receivable. The Company analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Management judgments and estimates are used in connection with establishing the allowance in any accounting period. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories and Rental Merchandise in Service
Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgements and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the last-in, first-out (LIFO) accounting method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,544 and $1,493 higher at August 31, 2002 and August 25, 2001, respectively. Substantially all inventories represent finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 24 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

Material differences may result in the amount and timing of operating profit for any period if management makes different judgments or utilizes different estimates.

Property and Equipment
Property and equipment are recorded at cost. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings                           30-40 years
Leasehold improvements              Term of lease
Machinery and equipment             3-10 years
Motor vehicles                      3-5 years

Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized.

Amortization of Other Intangible Assets
Customer contracts are amortized over periods of eight to fifteen years. Restrictive covenants are amortized over the terms of the respective non-competition agreements, which range from two to fifteen years.

Income Taxes
Deferred income taxes are provided for temporary differences between amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures. Based on the Company's evaluation of current tax positions, the Company believes they have appropriately accrued for probable exposures.

Net Income Per Share
Basic and diluted net income per share is calculated using the weighted average number of common and dilutive potential common shares outstanding during the year. Presented below is a reconciliation between basic and diluted weighted average shares (in thousands):


                   Year Ended                        August 31, 2002      August 25, 2001     August 26, 2000
--------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding
- basic                                                       19,222               19,364              19,670
Add: effect of dilutive potential
     common shares - employee common stock
     options                                                      56                   14                  --
                                                     ---------------------------------------------------------
Weighted average number of shares outstanding
- diluted                                                     19,278               19,378              19,670
                                                     ---------------------------------------------------------

Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments
The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable and accrued liabilities. Each of these financial instruments is recorded at cost, which approximates its fair value.


Insurance
The Company self-insures for certain obligations related to health and workers' compensation programs. The Company also purchases stop-loss insurance policies to protect it from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for losses that have occurred, but have not been reported. The Company's estimates consider historical claim experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that the accrual for loss is adequate, the ultimate liability may be in excess of or less than the amounts recorded. Changes in claim experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Environmental and Other Contingencies
The Company is subject to legal proceedings and claims related to environmental matters arising from the conduct of their business operations, including personal injury claims, customer contract matters, employment claims, and environmental matters. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentation.

2.  Acquisitions

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows:

                                                                  August 31,          August 25,         August 26,
             Year ended                                             2002                2001                2000
---------------------------------------------------------------------------------------------------------------------
Fair value of tangible assets acquired                            $    4,371            $    300           $   2,310
Fair value of intangible assets and goodwill acquired                  9,008               1,000               5,568
Fair value of liabilities assumed or created                          (1,037)                 --              (1,095)
                                                             --------------------------------------------------------
Acquisition of businesses, net of cash acquired                  $    12,342           $   1,300           $   6,783
                                                             ========================================================

The results of operations of these acquisitions have been included on the Company's consolidated financial statements since their respective acquisition dates. None of these acquisitions were significant, individually or in the aggregate, in relation to the Company's consolidated financial statements and, therefore, pro forma financial information has not been presented.

3.  Income Taxes

The provision for income taxes consists of the following:


Year ended                                     August 31,          August 25,           August 26,
                                                 2002                2001                 2000
                                         ---------------------------------------------------------
Current:
Federal and Foreign                            $  13,383         $   14,466             $    8,020
State                                              1,624              1,873                  1,151
                                         ---------------------------------------------------------
                                                  15,007             16,339                  9,171
                                         ---------------------------------------------------------
Deferred:
Federal and Foreign                                1,354             (1,208)                 2,584
State                                                 99               (898)                   421
                                         ---------------------------------------------------------
                                                   1,453             (2,106)                 3,005
                                         ---------------------------------------------------------
                                              $   16,460         $   14,233               $ 12,176
                                         ==========================================================


The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

Year ended                                    August 31,           August 25,           August 26,
                                                 2002                 2001                 2000
                                         ---------------------------------------------------------
Income taxes at the statutory federal
   income tax rate                            $   15,160            $   13,110          $   11,215
Puerto Rico exempt income                             --                  (183)               (680)
State income taxes                                 1,120                   385                 986
Foreign income taxes                                 148                   481                 289
Other                                                 32                   440                 366
                                         ---------------------------------------------------------
                                              $   16,460            $   14,233          $   12,176
                                         =========================================================

The Company's Puerto Rico subsidiary's income was 90% exempt from Puerto Rico income taxes through 2001. The Company provides for anticipated tollgate taxes on the repatriation of the subsidiary's accumulated earnings.

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities are as follows:

                                               August 31,           August 25,         August 26,
                                                  2002                 2001              2000
                                         ---------------------------------------------------------
Rental merchandise in service                $   12,765           $   20,061          $   21,599
Tax in excess of book depreciation               23,630               20,151              19,244
Accruals and other                              (11,547)             (13,991)            (12,516)
                                         ---------------------------------------------------------
 Net deferred tax liabilities                $   24,848           $   26,221          $   28,327
                                         =========================================================


4.  Long-Term Obligations

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

                                                                     August 31,        August 25,
                                                                        2002              2001
-----------------------------------------------------------------------------------------------------
Unsecured revolving credit agreement with a syndicate of banks,
 interest rates of 2.84% and 5.03%, respectively                     $   80,000        $   88,275

Notes payable, interest rates from 4.9% - 7.5%, payable
 in various installments through 2007                                     4,431             4,924

Amounts due for restrictive covenants and other,
 payable in various installments through 2005                               665             1,596
-----------------------------------------------------------------------------------------------------
                                                                         85,096            94,795
Less - current maturities                                                 1,406             1,664
-----------------------------------------------------------------------------------------------------
                                                                     $   83,690        $   93,131
=====================================================================================================

Aggregate current maturities of long-term obligations for years subsequent to August 31, 2002 are $1,406 in 2003, $2,251 in 2004, $478 in 2005, $80,409 in
2006, $179 in 2007 and $373 thereafter.

The Company's unsecured revolving credit agreement runs through August 30, 2005. As of August 31, 2002, the maximum line of credit was $125,000. Under this line of credit, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's money market rate, as selected by the Company. This agreement contains, among other things, provisions regarding net worth and debt coverage. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $182,377 as of August 31, 2002. The Company was in compliance with these provisions as of August 31, 2002.

5.  Derivative Instruments and Hedging Activities

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, in 2001. SFAS No. 133 established standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

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

In October 1999, the Company entered into an interest rate swap agreement with a bank, notional amount $40,000, maturing October 13, 2004. The Company pays a fixed rate of 6.38% and receives a variable rate tied to the three month LIBOR rate. As of August 31, 2002 the applicable variable rate was 1.86%. On October 15, 2002, the bank had the option to terminate the swap agreement without further obligation to make payments to the Company. The bank did not exercise this option. This swap agreement does not meet the required criteria as defined in SFAS No. 133 to use special hedge accounting. Accordingly, the Company has recorded, in the interest rate swap expense line item of its consolidated statement of income, charges of $1,256 in 2002 and $2,240 in 2001 for the changes in the fair value of the swap agreement.

In June 2001, the Company entered into a second interest rate swap agreement with a bank, notional amount $20,000, maturing June 5, 2003. The Company pays a fixed rate of 4.69% and receives a variable rate tied to the three month LIBOR rate. As of August 31, 2002 the applicable variable rate was 1.90%. This swap agreement meets the required criteria as defined in SFAS No. 133 to use special hedge accounting. Accordingly, the Company has recorded, in the accumulated other comprehensive income (loss) line item of its consolidated statement of shareholders' equity, a charge of $195, net of tax of $130 in 2002 and a charge of $150, net of tax of $100 in 2001, for the change in the fair value of the swap agreement.

During 2001, the Company entered into natural gas swap agreements to mitigate the commodity price risk associated with the natural gas used at certain laundry facilities. During the third quarter of fiscal 2002, the Company liquidated these swap agreements. The impact of this liquidation was not material to the Company's financial condition or results of operations. These swap agreements met the required criteria as defined in SFAS No. 133 to use special hedge accounting. Accordingly, the Company recorded, in accumulated other comprehensive income (loss), income of $515, net of tax of $343 in 2002 and a loss of $515, net of tax of $343 in 2001, related to the change in the fair value of the swap agreements.

6.  Employee Benefit Plans

The Company has a profit sharing plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan were $6,176 in 2002, $5,744 in 2001 and $4,404 in 2000.

Some employees under collective bargaining agreements are covered by union-sponsored multi-employer pension plans. Company contributions, generally based upon hours worked, are in accordance with negotiated labor contracts. Payments to these plans amounted to $402 in 2002, $282 in 2001 and $419 in 2000. Information is not readily available for the Company to determine its share of unfunded vested benefits, if any, under these plans.

7.   Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets ("SFAS No. 142")". SFAS No. 142 addresses financial accounting and reporting for goodwill and other intangible assets. SFAS No. 142 supersedes Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets". The Company adopted SFAS No. 142 effective August 26, 2001. Under SFAS No. 142, goodwill is no longer amortized, but reviewed annually, or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill and indefinite-lived intangible assets due to the application of SFAS No. 142. In addition, the remaining useful lives of amortizable intangible assets were reviewed and deemed appropriate.

Upon adoption of SFAS No. 142, the Company discontinued the amortization of goodwill. The following table presents a reconciliation of net income and earnings per share, adjusted for the exclusion of goodwill, net of tax:


                                                           August 31,         August 25,        August 26,
Year ended  (in thousands)                                   2002               2001               2000
                                                  --------------------------------------------------------
Reported net income                                         $26,859            $23,224            $19,868
Add: Goodwill amortization, net of tax                           --              1,178              1,057
                                                  --------------------------------------------------------

Adjusted net income                                         $26,859            $24,402            $20,925
                                                  ========================================================

Reported basic earnings per share                             $1.40              $1.20              $1.01
Add: Goodwill amortization, net of tax                           --                .06                .05
                                                  --------------------------------------------------------

Adjusted basic earnings per share                             $1.40              $1.26              $1.06
                                                  ========================================================

Reported diluted earnings per share                           $1.39              $1.20              $1.01
Add: Goodwill amortization, net of tax                           --                .06                .05
                                                  --------------------------------------------------------

Adjusted diluted earnings per share                           $1.39              $1.26              $1.06
                                                  ========================================================



The changes in the carrying amount of goodwill are as follows:

Balance as of August 25, 2001                                        $   54,579
Goodwill acquired during the period                                       6,960
Amortization                                                                 --
                                                                  -------------
Balance as of August 31, 2002                                        $   61,539
                                                                  =============

Other intangible assets, net on the Company's accompanying consolidated balance sheets are as follows:

                                                                        August 31,      August 25,
                                                                          2002            2001
                                                                     -----------------------------
Customer contracts, net of accumulated amortization of $30,586
and $27,396, respectively                                              $   18,170      $   19,534

Restrictive covenants, net of accumulated amortization of
$11,745 and $9,841, respectively                                            4,073           5,775

Other intangible assets, net of accumulated amortization of
$811 and $579, respectively                                                   912             801
                                                                     -----------------------------
                                                                       $   23,155      $   26,110
                                                                     =============================

Estimated amortization expense for the five fiscal years subsequent to August 31, 2002, based on other intangible assets, net as of August 31, 2002 is as follows:

                    2003                       $4,227
                    2004                        3,157
                    2005                        2,495
                    2006                        2,113
                    2007                        1,945

8.  Accrued Liabilities

Accrued liabilities on the accompanying consolidated balance sheets are as follows:

                                                                     August 31,       August 25,
                                                                        2002             2001
                                                                  -------------------------------
Insurance related                                                     $18,372           $20,212
Payroll related                                                        13,537            13,216
Environmental related                                                   5,377             5,047
Other                                                                  16,045            16,767
                                                                  -------------------------------
                                                                      $53,331           $55,242
                                                                  ===============================

9.  Commitments and Contingencies

Lease Commitments

The Company leases certain buildings from independent parties. Total rent expense on all leases was $3,436 in 2002, $3,564 in 2001, and $3,542 in 2000.
Annual minimum lease commitments for all years subsequent to August 31, 2002 are $2,759 in 2003, $1,997 in 2004, $1,238 in 2005, $648 in 2006 and $441
thereafter.

Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has through the years taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Uvalde, Texas, Williamstown, Vermont, and Springfield, Massachusetts.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases by the applicable state agency, and are subject to regulation by federal, state and local authorities. In recent years, there has been increased scrutiny and, in certain cases, regulation of nuclear facilities or related services that have resulted in the suspension of operations at certain nuclear facilities served by the Company or disruptions of the Company's ability to service such facilities. There can be no assurance that such increased scrutiny will not lead to the shut-down of such facilities or otherwise cause material disruptions in the Company's garment decontamination business.

From time to time, the Company is subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operation of the Company. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of the Company's control.

As security for certain agreements, the Company had standby irrevocable bank commercial letters of credit and mortgages of $14,927 and $13,327 outstanding as of August 31, 2002 and August 25, 2001, respectively.

10.  Common Stock Options

The Company adopted an incentive stock option plan (the "Plan") in November, 1996 and reserved 150,000 shares of common stock for issue under the Plan. In January of 2002, the Company increased to 450,000, the number of shares of common stock reserved for issuance under the Plan. Options granted under the Plan, through August 31, 2002, are at a price equal to the fair market value of the Company's common stock on the date of grant and expire eight years after the grant date. Each such option is subject to a proportional four-year vesting schedule with no options generally being vested or exercisable until one year from date of grant. The following table summarizes the common stock option activity for the fiscal years ended August 31, 2002, August 25, 2001, and August 26, 2000:

                                                        WEIGHTED
                                                         AVERAGE
                                          NUMBER OF     EXERCISE
                                           SHARES        PRICE
                                          ---------     --------

Outstanding, August 28, 1999                      0      $    --
  Granted                                    58,000        15.07
  Exercised                                       0         0.00
  Forfeited                                  (2,200)       15.13
-----------------------------------------------------------------
Outstanding, August 26, 2000                 55,800        15.07
  Granted                                    57,700        10.06
  Exercised                                       0         0.00
  Forfeited                                  (5,700)       12.60
-----------------------------------------------------------------
Outstanding, August 25, 2001                107,800        12.52
  Granted                                    55,700        17.55
  Exercised                                  (4,875)       13.44
  Forfeited                                 (11,375)       13.71
-----------------------------------------------------------------
Outstanding, August 31, 2002                147,250      $ 14.30
=================================================================

Exercisable, August 26, 2000                      0      $    --

Exercisable, August 25, 2001                 13,075        15.13

Exercisable, August 31, 2002                 46,288        13.78


         The following table summarizes information relating to currently outstanding and exercisable stock options as of August 31, 2002:

       OUTSTANDING OPTIONS                             EXERCISABLE OPTIONS
--------------------------------------------------------------------------------
                       REMAINING
      NUMBER          CONTRACTUAL      EXERCISE        NUMBER         EXERCISE
   OUTSTANDING      LIFE (IN YEARS)     PRICES       EXERCISABLE       PRICES
--------------------------------------------------------------------------------

     45,300               5.0          $  15.13        33,975        $  15.13
     49,250               6.2             10.06        12,313           10.06
     52,700               7.2             17.55             0           17.55
-----------                                       -----------
    147,250                                            46,288
===========                                       ===========

The Company accounts for the stock option plan under APB No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized related to stock option grants. Had compensation cost for this plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the fiscal years ended August 31, 2002, August 25, 2001, and August 26, 2000:


                                                             2002                        2001                      2000
                                                    ---------------------------------------------------------------------------
Net income:
     As reported                                         $   26,859                 $     23,224              $    19,868
     Pro forma                                           $   26,733                 $     23,078              $    19,782
Net income per share - basic:
     As reported                                         $     1.40                 $       1.20              $      1.01
     Pro forma                                           $     1.39                 $       1.19              $      1.01


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123, based upon the date of grant, with the following assumptions used for grants each year:

                                                             2002                         2001                     2000
                                                    ---------------------------------------------------------------------------
Risk-free interest rate                                      4.03%                        5.78%                    6.34%
Expected dividend yield                                      1.00%                        1.00%                    1.00%
Expected life in years                                           8                            8                        8
Expected volatility                                            30%                          30%                      30%

The weighted average fair values of options granted during fiscal years 2002, 2001 and 2000 were $6.67, $4.28, and $6.63, respectively.

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

12.  Other Comprehensive Income (Loss)

The components of accumulated other comprehensive loss are as follows:

                                                                                          Change in
                                                                                        Fair Value of
                                                                                          Derivative           Total Accumulated
                                                               Foreign Currency          Instruments,               Other
                                                                 Translation              net of tax           Comprehensive Loss
                                                         -------------------------------------------------------------------------

Balance, August 28, 1999                                        $     (1,948)              $   --                $    (1,948)
Change during the period                                                 (21)                  --                        (21)
----------------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 2000                                              (1,969)                  --                     (1,969)
Change during the period                                                (893)                (665)                    (1,558)
----------------------------------------------------------------------------------------------------------------------------------
Balance, August 25, 2001                                              (2,862)                (665)                    (3,527)
Change during the period                                                (471)                 320                       (151)
----------------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 2002                                        $     (3,333)              $ (345)               $    (3,678)
==================================================================================================================================

13 .  Segment Reporting

  The Company operates as a single reportable segment, that being the design, rental, cleaning and delivery of occupational garments, industrial wiper towels, floor mats and other non-garment items, which represents more than 90% of consolidated net sales. The Company also has activities in Canada, Mexico and Europe, which do not meet the thresholds outlined in SFAS 131.

14.   Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. The Statement requires obligations associated with the retirement of long-lived assets to be recognized at fair value at the time that the obligations are incurred. Upon initial recognition of the liability, the cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS No. 143 effective September 1, 2002. Due to the number of operating facilities that the Company maintains, the extensive amount of information that must be reviewed and estimates that must be made to assess the effects of the Statement, the Company has not yet quantified the impact of adopting SFAS No. 143 on its consolidated financial statements. However, the Company expects the impact of adopting SFAS No. 143 will increase property and equipment, net, result in the recognition of an asset retirement obligation, and require the Company to record a material charge to its consolidated statement of income in the first quarter of fiscal 2003 representing the cumulative effect of a change in accounting principle.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe that SFAS 144 will have a material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that SFAS 146 will have a material impact on its consolidated financial statements.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
UniFirst Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheet of UniFirst Corporation and subsidiaries as of August 31, 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of UniFirst Corporation and subsidiaries as of August 25, 2001 and August 26, 2000, and for the two years then ended, were audited by other auditors who have ceased operations and whose report dated October 31, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the financial statements, effective August 26, 2001, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets." As discussed above, the consolidated financial statements of UniFirst Corporation and subsidiaries as of August 25, 2001 and August 26, 2000, and for the two years then ended, were audited by other auditors who have ceased operations. As described in Note
7, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142 which was adopted as of August 26, 2001. We have audited the disclosures in Note 7 and, in our opinion, the disclosures for the years ended August 25, 2001 and August 26, 2000 in Note 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements of UniFirst Corporation and subsidiaries as of August 25, 2001 and August 26, 2000, and for the two years then ended, other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of August 25, 2001 and August 26, 2000, and for the two years then ended, taken as a whole.

/s/ ERNST & YOUNG LLP
--------------------------------------
Boston, Massachusetts
November 11, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

UniFirst Corporation and Subsidiaries:

To UniFirst Corporation:

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (a Massachusetts corporation) and subsidiaries as of August 25, 2001 and August 26, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 25, 2001. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ ARTHUR ANDERSEN LLP
--------------------------------------
Boston, Massachusetts
October 31, 2001

NOTE:
This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with UniFirst Corporation's filing on Form 10-K for the year ended August 25, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K. See Exhibit 23.2 for further discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations
UniFirst Corporation and Subsidiaries

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Allowance for Doubtful Accounts
The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Judgments and estimates are used in determining the collectability of accounts receivable. The Company analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Management judgments and estimates are used in connection with establishing the allowance in any accounting period. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories and Rental Merchandise in Service
Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgements and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the last-in, first-out (LIFO) method to value a significant portion of its inventories. Had the Company used the first-in, first-out (FIFO) accounting method, inventories would have been approximately $1,544 and $1,493 higher at August 31, 2002 and August 25, 2001, respectively. Substantially all inventories represent finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 24 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

Material differences may result in the amount and timing of operating profit for any period if management makes different judgments or utilizes different estimates.

Insurance
The Company self-insures for certain obligations related to health and workers' compensation programs. The Company also purchases stop-loss insurance policies to protect it from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for losses that have occurred, but have not been reported. The Company's estimates consider historical claim experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that the accrual for loss is adequate, the ultimate liability may be in excess of or less than the amounts recorded. Changes in claim experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Environmental and Other Contingencies The Company is subject to legal proceedings and claims related to environmental matters arising from the conduct of their business operations, including personal injury claims, customer contract matters, employment claims, and environmental matters. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties and the timing of payments, and the input of outside consultants and attorneys could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Income Taxes
The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records reserves for probable exposures. Based on the Company's evaluation of current tax positions, the Company believes they have appropriately accrued for probable exposures.

Fiscal Year Ended August 31, 2002 Compared with Fiscal Year Ended August 25,
2001

Revenues. In 2002, revenues increased 4.0% to $578.9 million as compared with $556.4 million for 2001. This increase can be attributed to an extra week of revenue in fiscal 2002 (1.9%), increased revenue from the nuclear garment services business (1.7%), and price increases in the core uniform rental and first aid business (0.4%).

Operating costs. Operating costs decreased to $349.0 million for 2002 as compared with $349.4 million for 2001. As a percentage of revenues, operating costs decreased to 60.3% from 62.8% for these periods, primarily due to lower merchandise costs resulting from transitioning manufacturing operations to Mexico, better control of garment usage through the use of in-plant stockrooms, and reduced energy related costs such as natural gas, electricity and fuel.

Selling and administrative expenses. The Company's selling and administrative expenses increased to $139.9 million, or 24.2% of revenues, for 2002 as compared with $121.8 million, or 21.9% of revenues, for 2001. Fiscal 2001 reflects a credit to selling and administrative expenses of $1.1 million for a favorable settlement of a lawsuit related to the Company's nuclear garment service business. Excluding this settlement, selling and administrative expenses would have been $122.9 million, or 22.1% of revenues. The increase from 2001 to 2002 is attributable to significant increases in healthcare costs, increased marketing costs due to salesforce expansion and legal expenses.

Depreciation and amortization. The Company's depreciation and amortization expense increased to $38.0 million, or 6.6% of revenues, for 2002, as compared with $37.6 million, or 6.8% of revenues, for 2001. This increase was due primarily to increased depreciation expense during fiscal 2002 related to new capital expenditures and the completion and placement into service of the Company's second manufacturing plant in Mexico, offset by the elimination of goodwill amortization of $2.0 million, which was recorded in 2001. See Note 7 for further discussion.

Interest expense. Interest expense was $8.8 million, or 1.5% of revenues, for 2002 as compared with $9.1 million, or 1.6% of revenues, for 2001. During the second quarter of fiscal 2002, the Company recorded a $2.3 million interest charge as an estimated amount due for settlement of a revenue agent review with the IRS. Excluding this charge, interest expense would have been $6.5 million for 2002, or 1.1% of revenues. The decrease from fiscal 2001 to fiscal 2002 is related to lower interest rates in 2002, as well as continued debt reduction in 2002.

Interest income. Interest income, which is primarily amounts charged to customers for overdue accounts, increased to $1.4 million for fiscal 2002, as compared to $1.2 million for fiscal 2001. The amounts recorded in each year were 0.2% of revenue.

Interest rate swap expense. Interest rate swap expense was $1.3 million, or 0.2% of revenues, for 2002, as compared to $2.2 million, or 0.4% of revenues, for 2001. The lower interest rate swap expense in 2002 is due to a change in the fair value of the Company's $40 million notional amount interest rate swap agreement. See Note 5 for a further discussion of the impact of this change.

Provision for income taxes. The Company's effective income tax rate was 38.0% in both 2002 and 2001.

Fiscal Year Ended August 25, 2001 Compared with Fiscal Year Ended August 26,
2000

Revenues. In 2001, revenues increased 5.2% to $556.4 million as compared with $528.7 million for 2000. This increase can be attributed to growth from existing operations (4.0%), price increases (1.0%) and acquisitions (0.2%). Growth from existing operations was primarily from the conventional uniform rental business (3.1%), and from the nuclear garment services business (0.9%).

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

Depreciation and amortization. The Company's depreciation and amortization expense increased to $37.6 million, or 6.8% of revenues, for 2001, as compared with $34.7 million, or 6.6% of revenues, for 2000. This increase was due primarily tohigher depreciation expense in 2001.

Other expense (income). Net interest expense (interest expense less interest income) was $7.9 million, or 1.4% of revenues, for 2001 as compared with $7.2 million, or 1.4% of revenues, for 2000. The increase is primarily attributable to higher interest rates during 2001, offset somewhat by higher interest income resulting from charges to customers for overdue receivable balances. Interest rate swap expense was $2.2 million, or 0.4% or revenues, for 2001 due to the implementation of SFAS No. 133. See Note 5 for a further discussion of the impact of this change.

Provision for income taxes. The Company's effective income tax rate was 38.0% in both 2001 and 2000.

Liquidity and Capital Resources

Shareholders' equity at August 31, 2002 was $309.7 million, or 78.4% of the Company's total capitalization.

Net cash provided by operating activities was $52.7 million in fiscal 2002 and totaled $186.5 million for the three years ended August 31, 2002. These cash flows were used primarily to fund $114.2 million in capital expenditures to expand and update Company facilities, and reduce debt by a net amount of $30.2 million for the three years ended August 31, 2002. Additionally, during this three year period, $20.4 million was used for acquisitions, net of cash acquired, $4.4 million was used to purchase other assets, $8.2 million was used to repurchase 677,000 shares of the Company's common stock, and $7.8 million was used to pay cash dividends to Common and Class B Common shareholders.

As of August 31, 2002, the Company had $4.3 million in cash and cash equivalents and $31.1 million available under its $125.0 million unsecured line of credit with a syndicate of banks. As of August 31, 2002, the Company had outstanding $13.9 million of standby irrevocable bank commercial letters of credit. The Company believes its cash generated from operations and its borrowing capacity will adequately cover its foreseeable capital requirements.

Contractual Obligations and Commercial Commitments



                                                                    Payments Due by Fiscal Period

Contractual Obligations                   Total          2003          2004             2005            2006           Thereafter
---------------------------------------------------------------------------------------------------------------------------------
Long Term Debt                          $ 85,096      $  1,406       $  2,251          $   478       $   80,409         $     552
Operating Leases                           7,083         2,759          1,997            1,238              648               441
                                    ----------------------------------------------------------------------------------------------
Total Contractual Cash Obligations      $ 92,179      $  4,165       $  4,248         $  1,716        $  81,057         $     993
                                    ==============================================================================================

                                                                          Commitment Expiration
                                         Total
                                        Amounts
Other Commercial Commitments           Committed         2003          2004             2005             2006          Thereafter
---------------------------------------------------------------------------------------------------------------------------------
Unused Lines of Credit                  $31,073           $--           $--              $--        $   31,073          $      --
Standby Letters of Credit                13,927            --            --               --            13,927                 --
Other Commercial Commitments              1,000            --            --               --                --              1,000
                                    ----------------------------------------------------------------------------------------------
Total Commercial Commitments            $46,000           $--           $--              $--         $  45,000          $   1,000
                                    ==============================================================================================

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

Potential Impact of Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. The Statement requires obligations associated with the retirement of long-lived assets to be recognized at fair value at the time that the obligations are incurred. Upon initial recognition of the liability, the cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS No. 143 effective September 1, 2002. Due to the number of operating facilities that the Company maintains, the extensive amount of information that must be reviewed and estimates that must be made to assess the effects of the Statement, the Company has not yet quantified the impact of adopting SFAS No. 143 on its consolidated financial statements. However, the Company expects the impact of adopting SFAS No. 143 will increase property and equipment, net, result in the recognition of an asset retirement obligation, and require the Company to record a material charge to its consolidated statement of income in the first quarter of fiscal 2003 representing the cumulative effect of a change in accounting principle.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe that SFAS 144 will have a material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that SFAS 146 will have a material impact on its consolidated financial statements.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Forward looking statements contained in this annual report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include uncertainties regarding the Company's ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the Company's ability to compete successfully without any significant degradation in its margin rates, seasonal fluctuations in business levels, uncertainties regarding the price levels of natural gas, electricity and fuel, improvement in under performing rental operations, uncertainties arising from the war on terrorism, including the instability created by the escalating conflict in the Middle East, and its impact on the economy and general economic conditions. When used in this annual report, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company are included to identify such forward looking statements.

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

Interest Rate Risk

The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. In fiscal 2000, the Company entered into an interest rate swap agreement with a bank, notional amount $40,000, maturing October 13, 2004. The Company pays a fixed rate of 6.38% and receives a variable rate tied to the three month LIBOR rate. As of August 31, 2002 the applicable variable rate was 1.86%. On October 15, 2002, the bank had the option to terminate the swap agreement without further obligation to make payments to the Company. The bank did not exercise this option. In fiscal 2001, the Company entered into a second interest rate swap agreement with a bank, notional amount $20,000, maturing June 5, 2003. The Company pays a fixed rate of 4.69% and receives a variable rate tied to the three month LIBOR rate. As of August 31, 2002 the applicable variable rate was 1.90%. See Note 5 for more details on the Company's derivate instruments and hedging activities.

The Company is exposed to interest rate risk primarily through its borrowings under its $125,000 unsecured line of credit with a syndicate of banks. Under the line of credit, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's money market rate, as selected by the Company. As of August 31, 2002, the fair value of the Company's outstanding debt approximates its carrying value.

Other

During 2001, the Company entered into natural gas swap agreements to mitigate the commodity price risk associated with the natural gas used at certain laundry facilities. During the third quarter of fiscal 2002, the Company liquidated these swap agreements. The impact of this liquidation was not material to the Company's financial condition or results of operations.

Quarterly Financial Data (Unaudited)
UniFirst Corporation and Subsidiaries

The following is a summary of the results of operations for each of the quarters within the years ended August 31, 2002 and August 25, 2001.


(In thousands, except per share data)
                                                                      First         Second         Third        Fourth
2002                                                                 Quarter        Quarter       Quarter       Quarter
--------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $142,625       $151,523      $144,259       $140,491
Income before income taxes                                            12,313          8,321        12,149         10,536
Net income                                                             7,634          5,159         7,532          6,534

Weighted average shares outstanding - basic                           19,220         19,221        19,223         19,225
Weighted average shares outstanding - diluted                         19,250         19,276        19,293         19,288
Net income per share - basic                                           $0.40          $0.27         $0.39          $0.34
===========================================================================================================================
Net income per share - diluted                                         $0.39          $0.27         $0.39          $0.34
===========================================================================================================================

                                                                      First          Second         Third         Fourth
2001                                                                 Quarter         Quarter       Quarter        Quarter
----------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $141,009       $136,562      $140,625       $138,175
Income before income taxes                                            11,010          6,941        10,251          9,255
Net income                                                             6,826          4,303         6,356          5,739

Weighted average shares outstanding - basic                           19,620         19,362        19,256         19,220
Weighted average shares outstanding - diluted                         19,620         19,362        19,274         19,243
Net income per share - basic                                           $0.35          $0.22         $0.33          $0.30
===========================================================================================================================
Net income per share - diluted                                         $0.35          $0.22         $0.33          $0.30
===========================================================================================================================

Common Stock Prices and Cash Dividends Per Share
For the Years Ended August 31, 2002 and August 25, 2001:

                                                                                 Cash Dividends             Cash Dividends
                            Price Per Share          Price Per Share                Per Share                  Per Share

                                                                                     Class B
2002                            High                      Low                      Common Stock               Common Stock
--------------------------------------------------------------------------------------------------------------------------------
First Quarter                 $19.490                   $15.300                       $0.030                    $0.0375
Second Quarter                 24.360                    19.370                        0.030                     0.0375
Third Quarter                  28.690                    22.190                        0.030                     0.0375
Fourth Quarter                 25.260                    21.520                        0.030                     0.0375
================================================================================================================================

                                                                                 Cash Dividends             Cash Dividends
                            Price Per Share          Price Per Share                Per Share                  Per Share

                                                                                     Class B
2001                            High                      Low                      Common Stock               Common Stock
--------------------------------------------------------------------------------------------------------------------------------
First Quarter                 $10.625                    $8.875                      $0.0300                     $0.0375
Second Quarter                 13.938                     9.063                       0.0300                      0.0375
Third Quarter                  19.700                    12.350                       0.0300                      0.0375
Fourth Quarter                 19.250                    15.600                       0.0300                      0.0375
================================================================================================================================

The Company's common shares are traded on the New York Stock Exchange (NYSE
Symbol: UNF).

The approximate number of shareholders of record of the Company's common stock and Class B common stock as of November 15, 2002 were 128 and 22, respectively.